[redacted]

HBOS plc
The Mound
Edinburgh
EH1 1YZ

Direct Line 0131 243 5586
Fax No 0131 243 5516

1 June 2004

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

[redacted]

Your Ref: 82/3240 and 82/5003

Halifax Group

SUPPL

SEC MAIL JUN 07 2004 WASH. D.C. 181 SECTION

Exemption

04035078

Dear Sirs,

HBOS plc filings pursuant to Rule 12g3-2(b)

I enclose documents either sent to shareholders or made available to the public during the period 1st **May to 31st May 2004.**

Announcements made to the London Stock Exchange:-

PROCESSED
JUN 30 2004
THOMSON FINANCIAL

04.05.04	Listing Particulars - US$85,000,000,000
04.05.04	Listing Particulars - US$85,000,000,000
05.05.04	Halifax House Price Index
05.05.04	Rule 8 Disclosure - WH Smith
05.05.04	Rule 8 Disclosure - Wembley
05.05.04	Notification of Major Interest in Shares - Abacus Group PLC
05.05.04	Director Shareholding - Bank of Scotland Profit Sharing Stock Ownership Scheme
07.05.04	Director Declaration - Under paragraphs 16.4 & 6.F.2 (b) to (g) of Listing Rules - no details to be disclosed for Mark Tucker.
07.05.04	Notification of Major Interest in Shares - North Atlantic Smaller Companies Investment Trust
10.05.04	Rule 8 Disclosure - Profile Therapeutics
10.05.04	Director Shareholding - Bank of Scotland Profit Sharing Stock Ownership Scheme
11.05.04	Rule 8 Disclosure - WH Smith
13.05.04	Rule 8 Disclosure - Wembley plc
14.05.04	Rule 8 Disclosure - WH Smith
14.05.04	Director Shareholding - HBOS Employee Trust Limited
17.05.04	Statement re suspension - Cardpoint plc
17.05.04	Director Shareholding - Bank of Scotland Profit Sharing Stock Ownership Scheme
18.05.04	Director Shareholding - HBOS Employee Trust Limited
19.05.04	Rule 8 Disclosure - Celltech Group plc
19.05.04	St James's Place Capital - HBOS has interest in 261,845,178 shares
20.05.04	Additional Listing - 32,417,058 ordinary shares issued in respect of final dividend
20.05.04	Rule 8 Disclosure - Celltech Group plc
20.05.04	Pricing Supplement - EUR 500,000,000
21.05.04	Notification of major interest in BRIT Insurance Holdings PLC
21.05.04	Rule 8 Disclosure - De Vere Group plc
21.05.04	Director Shareholding - HBOS Share Dividend Plan
24.05.04	Rule 8 Disclosure - Celltech Group plc
25.05.04	Notification of major interest in HMV Group plc
25.05.04	HBOS hold material interest in iSoft Group PLC

dw 6/30

26.05.04	Acquisition of HBOS Remote Cash Machine Estate by Cardpoint plc
27.05.04	Rule 8 Disclosure - WH Smith plc
28.05.04	Rule 8 Disclosure - WH Smith plc
28.05.04	Rule 8 Disclosure - Marks & Spencer
28.05.04	Rule 8 Disclosure - Marks & Spencer

Documents lodged at Companies House:

02.05.04	Extract of resolutions passed following the Annual General Meeting of HBOS plc held on Tuesday 27 April 2004.
02.05.04	Amended Memorandum and Articles of Association of HBOS plc
07.05.04	Form 288a - appointment of Mark Tucker as Director
07.05.04	Form 288b - resignation of P L M Sherwood as a Director
07.05.04	Form 288b - resignation of Sir Bob Reid as a Director
12.05.04	Form 288c - change of Directors details - Kathleen A Nealon
19.05.04	Form 363a - Annual Return of HBOS plc

1 Form 88(2)'s – Return of Allotment of	96,509 Shares registered on 04.05.04
1 Form 88(2)'s – Return of Allotment of	35,079 Shares registered on 05.05.04
1 Form 88(2)'s – Return of Allotment of	3,000 Shares registered on 06.05.04
1 Form 88(2)'s – Return of Allotment of	38,226 Shares registered on 07.05.04
1 Form 88(2)'s – Return of Allotment of	8,591 Shares registered on 10.05.04
1 Form 88(2)'s – Return of Allotment of	10,355 Shares registered on 11.05.04
1 Form 88(2)'s – Return of Allotment of	13,448 Shares registered on 12.05.04
1 Form 88(2)'s – Return of Allotment of	25,565 Shares registered on 13.05.04
1 Form 88(2)'s – Return of Allotment of	2,134 Shares registered on 14.05.04
1 Form 88(2)'s – Return of Allotment of	2,821 Shares registered on 17.05.04
1 Form 88(2)'s – Return of Allotment of	33,234 Shares registered on 18.05.04
1 Form 88(2)'s – Return of Allotment of	5,662 Shares registered on 19.05.04
1 Form 88(2)'s – Return of Allotment of	22,469 Shares registered on 20.05.04
2 Form 88(2)'s – Return of Allotment of	32,417,968 Shares registered on 21.05.04
1 Form 88(2)'s – Return of Allotment of	19,019 Shares registered on 24.05.04
1 Form 88(2)'s – Return of Allotment of	2,832 Shares registered on 25.05.04
1 Form 88(2)'s – Return of Allotment of	9,679 Shares registered on 26.05.04
1 Form 88(2)'s – Return of Allotment of	11,984 Shares registered on 27.05.04
1 Form 88(2)'s – Return of Allotment of	3,813 Shares registered on 28.05.04

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Kenny Melville
Company Secretarial Manager

HBOS plc

The Mound
Edinburgh
EH1 1YZ

1 June 2004

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Direct Line 0131 243 5586
Fax No 0131 243 5516

Your Ref: 82/3240 and 82/5003

Exemption

Dear Sirs,

HBOS plc filings pursuant to Rule 12g3-2(b)

I enclose documents either sent to shareholders or made available to the public during the period 1st **May to 31st May 2004.**

Announcements made to the London Stock Exchange:-

04.05.04	Listing Particulars - US$85,000,000,000
04.05.04	Listing Particulars - US$85,000,000,000
05.05.04	Halifax House Price Index
05.05.04	Rule 8 Disclosure - WH Smith
05.05.04	Rule 8 Disclosure - Wembley
05.05.04	Notification of Major Interest in Shares - Abacus Group PLC
05.05.04	Director Shareholding - Bank of Scotland Profit Sharing Stock Ownership Scheme
07.05.04	Director Declaration - Under paragraphs 16.4 & 6.F.2 (b) to (g) of Listing Rules - no details to be disclosed for Mark Tucker.
07.05.04	Notification of Major Interest in Shares - North Atlantic Smaller Companies Investment Trust
10.05.04	Rule 8 Disclosure - Profile Therapeutics
10.05.04	Director Shareholding - Bank of Scotland Profit Sharing Stock Ownership Scheme
11.05.04	Rule 8 Disclosure - WH Smith
13.05.04	Rule 8 Disclosure - Wembley plc
14.05.04	Rule 8 Disclosure - WH Smith
14.05.04	Director Shareholding - HBOS Employee Trust Limited
17.05.04	Statement re suspension - Cardpoint plc
17.05.04	Director Shareholding - Bank of Scotland Profit Sharing Stock Ownership Scheme
18.05.04	Director Shareholding - HBOS Employee Trust Limited
19.05.04	Rule 8 Disclosure - Celltech Group plc
19.05.04	St James's Place Capital - HBOS has interest in 261,845,178 shares
20.05.04	Additional Listing - 32,417,058 ordinary shares issued in respect of final dividend
20.05.04	Rule 8 Disclosure - Celltech Group plc
20.05.04	Pricing Supplement - EUR 500,000,000
21.05.04	Notification of major interest in BRIT Insurance Holdings PLC
21.05.04	Rule 8 Disclosure - De Vere Group plc
21.05.04	Director Shareholding - HBOS Share Dividend Plan
24.05.04	Rule 8 Disclosure - Celltech Group plc
25.05.04	Notification of major interest in HMV Group plc
25.05.04	HBOS hold material interest in iSoft Group PLC

26.05.04	Acquisition of HBOS Remote Cash Machine Estate by Cardpoint plc
27.05.04	Rule 8 Disclosure - WH Smith plc
28.05.04	Rule 8 Disclosure - WH Smith plc
28.05.04	Rule 8 Disclosure - Marks & Spencer
28.05.04	Rule 8 Disclosure - Marks & Spencer.

Documents lodged at Companies House:

02.05.04	Extract of resolutions passed following the Annual General Meeting of HBOS plc held on Tuesday 27 April 2004.
02.05.04	Amended Memorandum and Articles of Association of HBOS plc
07.05.04	Form 288a - appointment of Mark Tucker as Director
07.05.04	Form 288b - resignation of P L M Sherwood as a Director
07.05.04	Form 288b - resignation of Sir Bob Reid as a Director
12.05.04	Form 288c - change of Directors details - Kathleen A Nealon
19.05.04	Form 363a - Annual Return of HBOS plc

1 Form 88(2)'s – Return of Allotment of	96,509 Shares registered on 04.05.04
1 Form 88(2)'s – Return of Allotment of	35,079 Shares registered on 05.05.04
1 Form 88(2)'s – Return of Allotment of	3,000 Shares registered on 06.05.04
1 Form 88(2)'s – Return of Allotment of	38,226 Shares registered on 07.05.04
1 Form 88(2)'s – Return of Allotment of	8,591 Shares registered on 10.05.04
1 Form 88(2)'s – Return of Allotment of	10,355 Shares registered on 11.05.04
1 Form 88(2)'s – Return of Allotment of	13,448 Shares registered on 12.05.04
1 Form 88(2)'s – Return of Allotment of	25,565 Shares registered on 13.05.04
1 Form 88(2)'s – Return of Allotment of	2,134 Shares registered on 14.05.04
1 Form 88(2)'s – Return of Allotment of	2,821 Shares registered on 17.05.04
1 Form 88(2)'s – Return of Allotment of	33,234 Shares registered on 18.05.04
1 Form 88(2)'s – Return of Allotment of	5,662 Shares registered on 19.05.04
1 Form 88(2)'s – Return of Allotment of	22,469 Shares registered on 20.05.04
2 Form 88(2)'s – Return of Allotment of	32,417,968 Shares registered on 21.05.04
1 Form 88(2)'s – Return of Allotment of	19,019 Shares registered on 24.05.04
1 Form 88(2)'s – Return of Allotment of	2,832 Shares registered on 25.05.04
1 Form 88(2)'s – Return of Allotment of	9,679 Shares registered on 26.05.04
1 Form 88(2)'s – Return of Allotment of	11,984 Shares registered on 27.05.04
1 Form 88(2)'s – Return of Allotment of	3,813 Shares registered on 28.05.04

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Kenny Melville
Company Secretarial Manager

Company	HBOS PLC
TIDM	HBOS
Headline	Listing Particulars
Released	07:00 4 May 2004
Number	2144Y

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 4 May 2004

Application has been made to the UK Listing Authority for the following securities to be admitted tc

DETAILS OF ISSUE:	Up to US$85,000,000,000 Programme for the Issuance of Debt Insti
ISSUER:	HBOS plc, The Governor and Company of the Bank of Scotland, H Scotland International Finance No2 BV and BOS International (Aus
INCORPORATED IN:	Scotland, Scotland, England and Wales, the Netherlands and the Au Australia respectively
GUARANTORS:	HBOS plc and The Governor and Company of the Bank of Scotland
INCORPORATED IN:	Both Scotland

Particulars relating to the issue may be obtained during usual business hours for fourteen days from from:

Citibank NA
5 Carmelite Street
London
EC4Y 0PA

HBOS plc
C/o Shepherd & Wedderburn
Saltire Court
20 Castle Terrace
Edinburgh
EH1 2ET

The Governor and Co of the
Bank of Scotland
C/o Shepherd & Wedderburn
Saltire Court
20 Castle Terrace
Edinburgh
EH1 2ET

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at Authority,
25 The North Colonnade, London E14 5HS.

END

Company	HBOS PLC
TIDM	HBOS
Headline	Listing Particulars
Released	07:00 4 May 2004
Number	2295Y

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 4 May 2004

Application has been made to the UK Listing Authority for the following securities to be admitted tc

DETAILS OF ISSUE:	Up to US$85,000,000,000 Program for the Issue of Medium-Term N
ISSUER:	HBOS plc, The Governor and Company of the Bank of Scotland, HI Scotland International Finance No2 BV
INCORPORATED IN:	Scotland, Scotland, England and Wales and the Netherlands respecti
GUARANTORS:	HBOS plc and The Governor and Company of the Bank of Scotland
INCORPORATED IN::	Both Scotland

Particulars relating to the issue may be obtained during usual business hours for fourteen days from from:

Citibank NA
5 Carmelite Street
London
EC4Y 0PA

HBOS plc
C/o Shepherd & Wedderburn
Saltire Court
20 Castle Terrace
Edinburgh
EH1 2ET

The Governor and Co of the
Bank of Scotland
C/o Shepherd & Wedderburn
Saltire Court
20 Castle Terrace
Edinburgh
EH1 2ET

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at Authority,
25 The North Colonnade, London E14 5HS.

END

Company	Halifax PLC
TIDM	59NB
Headline	Hx House Price Index-Apr2004
Released	08:00 5 May 2004
Number	2853Y

Halifax House Price Index

National Index — April

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) **499.4** Monthly Change **1.8%** Annual Change **19.1°**

Standardised Average Price (seasonally adjusted) **£154,304**

Key Points

- House prices rose by 1.8% in April, taking the average UK house price to £154,304.
- Sound fundamentals underpin the housing market. The economy is growing at a healthy pace resulting in record high levels of employment and further falls in unemployment. Interest rates, whilst on an upward trend with a high probability of another rise tl week, remain historically low.
- According to Halifax research, the household sector balance sheet is in very good shape. The total value of private sector housi assets was equivalent to 3.2 times the value of total household debt at the end of 2003 - a much healthier position than both 5 a years ago when the ratio was 2.7 times. This improvement in the wealth to debt ratio is largely attributable to rising house price: have caused the value of housing assets to double over the past 5 years to £3 trillion. The rise in housing wealth has offset the financial wealth since 1999 boosting overall household wealth.
- The low level of interest rates also means that debt servicing costs have remained relatively modest despite the record levels of Interest payments on all household debt account for 8% of annual household disposable income, significantly below the peak o 1990.

Commenting, Martin Ellis, Chief Economist, said:

"House prices increased by 1.8% in April, in line with the average rise during the preceding four months, and confirming the continuing strength of the housing market. The market remains underpinned by sound fundamental factors with high levels of employment, low interest rates and low levels of debt servicing costs driving high housing demand. These factors are combining with supply shortages to push up prices.

The fundamentals will remain supportive during the remainder of 2004 with little prospect of either a turnaround in

the labour market or a sharp rise in interest rates. Nevertheless, the increasing difficulties faced by potential first-time buyers in entering the market, and the impact of the expected imminent rise in interest rates together with the increases already seen in recent months, should result in a gradual easing in house price inflation during the second half of the year."

Households' balance sheet is in better shape despite the rise in debt.......

Our research shows that the overall household sector balance sheet is in very good shape notwithstanding the fact that debt has risen to a record high level in relation to incomes ratio (outstanding debt stands at over 120% of total annual household disposable income). The total value of private sector housing assets was equivalent to around 3.2 times the value of total household debt at the end of 2003. This is a much healthier position than both 5 and 10 years ago when the ratio was 2.7 times. This improvement in the wealth to debt ratio is largely attributable to rising house prices, which have caused the value of housing assets to double over the past 5 years to £3 trillion. The rise in housing wealth has offset the fall in financial wealth since 1999 boosting overall household wealth.

The low level of interest rates also means that debt servicing costs have remained relatively modest despite the record levels of debt. Interest payments on all household debt account for 8% of annual household disposable income, which is significantly below the peak of 15% in 1990.

Strong economy and labour market continue to drive the housing market..........

The strength of the overall economy, in general, and the labour market, in particular, are a key factor driving the housing market.

The preliminary estimate of gross domestic product (GDP) showed an increase in overall economic activity of 0.6% in the first quarter of 2004 compared with the previous quarter. Whilst this was lower than the growth experienced in the second half of 2003, it was still broadly in line with the UK economy's long-term rate of growth. Moreover, there are widespread expectations that the estimate will be revised up and gathering global economic momentum should help to stimulate more rapid growth over the coming quarters.

Labour market figures confirm the strength of the economy. The number in employment increased by a further 183,000 in the three months to February compared with the preceding three months to a total of 28.330 million. The number of unemployed claiming benefit also continues to fall with a decline of 4,200 in March.

Base rates likely to rise further but will remain historically low............

This week's decision on interest rates promises to be finely balanced. The high level of the pound (which will help to curb inflationary pressures by reducing import prices), and the low current level of inflation should prevent the need for aggressive rate rises this year and we continue to expect base rates to end the year at around 4.5%. Whilst the level of rates will remain historically low, the cumulative effect of the rise in interest rates from a low of 3.5% last autumn should curb housing demand.

The number of first-time buyers remains low......

The latest figures from the Council of Mortgage Lenders show a marginal rise in first time buyers as a proportion of homebuyers from 28% in the final quarter of 2003 to 29% in the first quarter of 2004. The total number of first time buyers was, however, 2% lower than in the first quarter of last year, reflecting the difficulties increasing numbers of potential first time buyers are facing in getting onto the housing ladder.

Mortgage approvals figures provide no sign of an imminent housing market slowdown......

The number of mortgages approved for house purchase remains at high levels with the number of loans 24% higher during the first quarter of 2004 than in the same period last year, according to the latest Bank of England figures. These figures show that there is no sign of an imminent easing in the housing market.

NOTE: The 19.1% number is the quarterly year-on-year figure. This figure provides a much better picture of underlying trends compared to a monthly year-on-year number as it smoothes out any short-term fluctuations.

The Halifax House Price Index is prepared from information that we believe is collated with care, but we do not make any statement as to its accuracy or completeness. We reserve the right to vary our methodology and to edit or discontinue the indices at any time for regulatory or other reasons. Persons seeking

to place reliance on the indices for their own or third party commercial purposes do so at their own risk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WH Smith plc
Released	11:38 5 May 2004
Number	3098Y

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................05/05/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................04/05/2004......................................

Dealing in (name of company)

...WH Smith plc..............

1. Class of securities (eg ordinary shares)

.........Ord 55 5/9p...

2.

Amount bought	Amount Sold	Price per unit
1		£3.56

3. Resultant total of the same class owned or controlled (and percentage of class)

.........6,883,951...........(2.748%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company website

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wembley plc
Released	11:40 5 May 2004
Number	3099Y

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................05/05/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................04/05/2004......................................

Dealing in (name of company)

... Wembley plc...............

1. Class of securities (eg ordinary shares)

.........Ord £1...

2.

Amount bought	Amount Sold	Price per unit
1		£8.8687

3. Resultant total of the same class owned or controlled (and percentage of class)

.........518,950...........(1.493%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	Abacus Group PLC
TIDM	ABU
Headline	Holding(s) in Company
Released	11:57 5 May 2004
Number	3116Y

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO	

All relevant boxes should be completed in block capital letters.

1.	Name of company Abacus Group plc	**2.**	Name of shareholder having a major interest HBOS PLC
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 2 Above	**4.**	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them MORGAN NOMINEES (HPFO) 4,138 MORGAN NOMINEES (HPBA) 5,598 MORGAN NOMINEES (HXPEN) 7,796 MORGAN NOMINEES (HLFO) 118,722 MORGAN NOMINEES (HLBA) 129,140 MORGAN NOMINEES (HXLFE) 244,470 CHASE NOMINEES A/C CMIG (2340) 161,211 CHASE NOMINEES A/C CMIG (2314) 715,700

5.	Number of shares/amount of stock acquired NA	**6.**	Percentage of issued class NA	**7.**	Number of shares/amount of stock disposed NA	**8.**	Percentage of issued class NA

9.	Class of security Ordinary Shares	**10.**	Date of transaction NA	**11.**	Date company informed 29 APRIL

				2004

12.	Total holding following this notification 1,386,775	13.	Total percentage holding of issued class following this notification 3.26%
14.	Any additional information	15.	Name of contact and telephone number for queries Luke Simpson 0207 678 8000
16.	Name and signature of authorised company official responsible for making this notification GAVIN VAN DER PANT		
Date of notification 5 MAY 2004			

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	15:48 5 May 2004
Number	3289Y

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 189

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 729.12p

13) Date of transaction: 5 May 2004

14) Date company informed: 5 May 2004

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,512,449 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Kenny Melville

Company Secretarial Manager

Tel: 0131 243 5486

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shares, to use them for the purposes of employee share plans operated by the Company, provided that:

(a) the maximum number of shares which may be purchased is 385,035,595;

(b) the minimum price which may be paid is the 25p nominal value of each share;

(c) the maximum price which may be paid for a share is an amount equal to 105 per cent of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased; and

(d) this authority shall expire at the conclusion of the Annual General Meeting of the Company held in 2005 or, if earlier, 27 July 2005 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

Resolution 13:
THAT the Articles of Association of the Company be altered as follows:

(a) by inserting after the definition "in writing" a definition of "Junior Preference Shares" as follows:

"Further Preference Shares which, as regards their rights to share in profits or assets, rank behind the Initial Preference Shares, the Additional Preference Shares and any other Preference Shares (whether then issued or to be issued subsequently) which the Directors decide, before the Further Preference Shares which are to be issued as Junior Preference Shares are allotted, are to rank in priority to such Further Preference Shares.";

(b) by deleting the first two sentences in Article 4.2.3 and inserting in their place:

"4.2.3 If any Further Preference Shares are issued and do not rank equally with the Initial Preference Shares to share in profits or assets, the rights of such Further Preference Shares to share in profits or assets will rank behind the Initial Preference Shares but will otherwise rank as regards the rights of any other shares as the Directors shall decide before the Further Preference Shares are first allotted.";

(c) by inserting in Article 4.3 after the words "Articles 4 to 11" the words "except to the extent permitted by Article 4.10";

(d) by adding at the end of Article 4.7, after the words "from those shares", the words "(including whether or not any dividends are required by Article 5.5 to be declared and paid in full on the Additional Preference Shares)";

(e) by inserting a new Article 4.10 as follows:

"**4.10** The Company may from time to time issue Junior Preference Shares. A series of Junior Preference Shares shall have such rights to share in the profits and assets of the Company as the Directors shall decide before Junior Preference Shares of that series are first allotted. The Company may also issue Additional Preference Shares, as well as Further Preference Shares ranking behind the Priority Preference Shares as regards their rights to share in profits or assets, the terms of issue of which provide that the Directors may determine at any time, and without the consent of the holders of such Preference Shares, that the rights attaching to some or all of such Additional Preference Shares or Further Preference Shares to share in profits or assets shall be varied on such date as the Directors may decide so as to constitute the Preference Shares whose rights have been varied as Junior Preference Shares. On variation of the rights as referred to in the preceding sentence, the Junior Preference Shares shall have such rights as the Directors shall have decided before the rights attaching to the Additional Preference Shares or, as the case may be, the Further Preference Shares are varied (whether or not such rights have been decided by the Directors before such Additional Preference Shares or Further Preference Shares were first allotted). If the rights attaching to some only of the Preference Shares included in a series of Preference Shares are varied, the Preference Shares the rights of which have been varied shall form a separate series. Except to the extent that these Articles expressly require the consent of shareholders to any particular matter, the Directors may also decide, before any series of Junior Preference Shares is first allotted, that the rights attaching to that series of Junior Preference Shares may conflict with the provisions of Articles 4 to 11."

(f) by altering Article 5.1:

(i) by deleting the first sentence and inserting in its place "A series of Preference Shares shall have such rights to a preferential dividend as the Directors decide to give it."; and

(ii) by inserting in the penultimate paragraph after the words "a certain period)", the words "or only if (and to the extent) declared by the Directors";

(g) by altering Article 5.5:

(i) by inserting after the words "subject to Article 5.8" the words "and the following exceptions in this Article 5.5"; and

(ii) by inserting at the end of Article 5.5:

"The exceptions are that:

- the Directors can decide, before a particular series of Preference Shares or of such other shares are first allotted, that the requirement to declare and pay dividends under this Article 5.5 shall not apply to that series of Preference Shares or such other shares; and
- if the Directors have not so decided but the terms of any series of Preference Shares or of such other shares specifically so permit, the Directors can, at any time after the issue of such Preference Shares or such other shares, decide that the requirement to declare and pay dividends in accordance with this Article 5.5 shall not apply from such date as the Directors may specify in respect of the whole or any part of that series of Preference Shares or of such other shares. If the Directors decide that such requirement to declare and pay any dividend in accordance with this Article does not apply in respect of part of a series of Preference Shares or such other shares, those Preference Shares or other shares in respect of which that requirement no longer applies shall form a separate series with effect from the date specified by the Directors.";

(h) by inserting in the first line of the second sub-paragraph of Article 5.6, after the word "secondly" the words ", subject to Article 5.17";

(i) by deleting the first paragraph of Article 5.10 and inserting in its place:

"If the Directors have decided that this Article applies to a particular series of Non-Cumulative Preference Shares before those shares are first allotted (or these Articles so provide) and if the whole or part of any dividend on any Non-Cumulative Preference Shares of that series is not paid for any of the reasons given in Articles 5.6 and 5.8, or if the Directors have decided that the requirement to declare and pay dividends in accordance with Article 5.5 does not apply to a particular series of Non-Cumulative Preference Shares and a dividend is not paid in whole or in part on a dividend payment date, the Directors will (or may in the case of any series of Non-Cumulative Preference Shares in respect of which the Directors have decided before those shares are first allotted that the requirement to declare and pay dividends in accordance with Article 5.5 shall not apply and that the application of this Article shall not be mandatory), if the following condition is met, and as far as the legislation allows, allot and issue extra Non-Cumulative Preference Shares to the holders of those shares. However, if the Directors have not decided whether or not the provisions of this Article shall be mandatory and the terms of any series of Non-Cumulative Preference Shares specifically so permit, the Directors can, at any time after the issue of Non-Cumulative Preference Shares,

decide that the provisions of this Article shall not be mandatory in respect of the whole or part of the dividends payable on the Non-Cumulative Preference Shares from such date as the Directors may specify. This Article applies to the Priority Preference Shares.";

(j) in Article 5.12, by deleting the words from and including the words "but the recipients" to the end of the Article and inserting in their place:

"or, in the case of Non-Cumulative Preference Shares to which an exception in Article 5.5 applies, a dividend, has not been declared and paid, but the recipients of the extra Non-Cumulative Preference Shares will not have any right to receive in cash and any part of the dividend which has not been paid.";

(k) by inserting in Article 5.17 after the words "in the circumstances set out below" the words "and in relation to shares (whether Preference Shares or other shares) which rank equally with or behind the shares referred to in the circumstances below";

(l) by inserting in Article 5.17 after the words "have the benefit of the provisions of this Article" the words "and which, in either case, are shares to which the requirement to declare and pay dividends in accordance with the provisions of Article 5.5 applies";

(m) by inserting at the end of Article 5.17:

"In addition, in the circumstances set out below and in relation to shares (whether Preference Shares or other shares) which rank equally with or behind the shares referred to in the circumstances below, the Company cannot:

- redeem, reduce, buy or otherwise acquire in any other way, any series of Preference Shares (or any other shares of the Company which rank equally with such Preference Shares) (a) which are shares in respect of which an exception to Article 5.5 applies and which rank equally with or (b) which, other than any series of Preference Shares which are issued in satisfaction of an obligation existing on 27 April 2004, rank behind, the Preference Shares referred to in the circumstances below in sharing in the assets of the Company and the Company may not set aside any sum or establish any sinking fund for their redemption, reduction, purchase or acquisition; or

- declare, or set aside any sum for the payment of, any dividends on any series of Preference Shares (or any other shares of the Company which rank equally with such Preference Shares) (a) which are shares in respect of which an exception to Article 5.5 applies and which rank equally with or (b) which, other than any series of Preference Shares which are issued in satisfaction of an obligation existing on 27 April 2004, rank behind, the Preference Shares referred to in the circumstances below in sharing in the profits of the Company, except as allowed by Article 5.18.

The Company cannot do any of these things if, in relation to all other series of Preference Shares (and any other shares of the Company which rank equally with the Preference Shares and which have the benefit of the provisions of this Article) in respect of which, in either case, an exception to Article 5.5 applies:

- the Directors, in their discretion (and not because of Article 5.8 or the absence of profits of the Company which can be distributed) have decided not to declare a dividend, in whole or in part; or
- where the Directors have decided that the provisions of Articles 5.10 to 5.13 will apply to a particular series of Non-Cumulative Preference Shares, or the Articles provide that this is the case, and in either case the application of Articles 5.10 to 5.13 is not mandatory, the Directors have decided not to allot and issue the extra Non-Cumulative Preference Shares in accordance with those Articles 5.10 to 5.13,

in each case, on the dividend payment date or dates (if any) or in respect of the dividend period or periods which the Directors decided on before the relevant Preference Shares, or other such shares, were first allotted or that is/are provided for in these Articles.

In the case of the Company declaring, or setting aside any sum for the payment of, any dividends on any series of Preference Shares which are issued in satisfaction of an obligation existing on 27 April 2004 and which rank behind the Preference Shares or other shares of the Company in sharing in the Company's profits, unless the Directors decide otherwise before Preference Shares of that series are first allotted, the amount of the profits of the Company which can be distributed and can be declared for the purposes of Articles 5.5 and 5.6, or set aside, shall be calculated on the basis that the amount of the profits of the Company which can be distributed has been reduced by the amount which would have been declared and paid on the Preference Shares or other shares of the Company ranking in priority to the series of Preference Shares which have been

issued in satisfaction of the obligation referred to above had dividends been declared and paid in full on those Preference Shares or other shares of the Company.";

(n) by inserting at the end of the first sub-paragraph of Article 10.1 after the words "profits or assets of the Company" the words ", other than a series of Junior Preference Shares if, and to the extent that, the Directors have so decided before Junior Preference Shares of that series are first allotted that the provisions of this sub-paragraph shall not apply to such Junior Preference Shares";

(o) by inserting, at the end of the second sub-paragraph of Article 10.3, the words "and whether the requirement to declare and pay dividends in full under Article 5.5 applies"; and

(p) by the insertion of the following new Article 17A:

"<u>Share warrants to bearer</u>

17A.1 The Company can, under the powers given by, and *subject* to the provisions of, the Companies Act, issue share warrants to bearer in respect of any *fully paid shares*. Accordingly, the Directors can, whenever they consider it appropriate and upon receipt of an application in writing by the person for the time being named in or entitled to be entered in the Register as a holder of the shares in respect of which the warrant is to be issued, issue a warrant stating that the bearer of the warrant is entitled to the shares specified in the warrant and can provide for the payment of future dividends or other moneys in respect of the shares included in such warrant by way of coupons or otherwise.

17A.2 *Subject* to the provisions of this Article 17A and the Companies Act, the bearer of a warrant shall be deemed to be a *member* of the Company and shall be entitled to the same privileges and advantages as he would have had if his name had been included in the Register as the holder of the shares specified in the warrant.

17A.3 The Company shall not permit more than one person to be the holder of a warrant.

17A.4 No person shall, as the bearer of a warrant, be entitled (a) to sign a *requisition* by shareholders to call a shareholders meeting or to give notice of intention to submit a resolution to a shareholders meeting, or (b) to attend or vote, personally or by his *proxy*, or exercise any privilege as a *member* at a shareholders meeting, unless he has deposited his warrant, in case (a), before or at the time of lodging such *requisition* or giving such notice of intention as aforesaid or, in case (b), at least three days before the day fixed for the shareholders meeting, at the Registered Office or at such other place as may be specified in the notice of the shareholders meeting, and unless the

warrant remains so deposited until after the shareholders meeting and any adjournment of it has been held.

17A.5 The Company shall deliver a certificate to any person who deposits a warrant at the Registered Office or at such other place as may be specified in a notice of a shareholders meeting as described in Article 17A.4. The certificate shall state such person's name and address and describe the shares included in the warrant so deposited and state the date of issue of the certificate. The certificate shall entitle such person, either personally or by *proxy,* to attend and vote at any shareholders meeting at which he is entitled to attend and vote held within three months from the date of the certificate and prior to the return of the certificate to the Company under Article 17A.6 in the same way as if he were the registered holder of the shares specified in the certificate.

17A.6 Upon the return of the certificate to the Company, the bearer of the certificate shall be entitled to the return of the warrant in respect of which the certificate was given.

17A.7 The Directors can from time to time make such other arrangements as they think fit, in addition to or in place of the arrangements referred to in Articles 17A.4 and 17A.5, for a person entitled to a warrant held through a recognised clearing house to exercise the rights of the bearer of the warrant in relation to shareholders meetings.

17A.8 The holder of a warrant shall not, except to the extent described above, be entitled to exercise any right as a *member* unless (if called upon by any Director or the Secretary so to do) he produces his warrant or the certificate of its deposit, and states his name and address.

17A.9 The Directors can issue new warrants or coupons on such basis, and in respect of such number of shares, as they consider appropriate at the time and can at any time amend any warrant then in issue so that, as a result, the number of shares which such warrant represents at the time is accurately shown. The provisions of Article 28 (other than Article 28.6) apply to the replacement of warrant certificates as they do to the replacement of share certificates and references in that Article to "**shareholder**" shall, for this purpose, be deemed to be references to "a bearer of a warrant".

17A.10 The shares included in any warrant shall be transferred by the delivery of the warrant without any written transfer and without registration, and the provisions in the Articles in relation to the transfer of shares shall not apply to shares included in a warrant.

17A.11 Upon the surrender by the bearer of a warrant, together with the outstanding dividend coupons, if any, in respect thereof, to the Company for cancellation, and delivery of an application in writing

signed by the bearer, in any form which the Directors approve, requesting that the bearer of the warrant should be registered as a *member* in respect of the shares included in the warrant, the bearer of a warrant shall be entitled to have his name entered as a *member* in the Register in respect of the shares included in the warrant. However, the Company shall not be responsible for any loss or damage incurred by any person by reason of the Company entering in its Register upon the surrender of a warrant the name of any other person who is not the true and lawful owner of the warrant surrendered.

17A.12 Subject to any legislation from time to time, any notice to the bearer of a warrant or to any other person who holds or is interested in shares in the Company in bearer form or any related coupons or talons (if any) shall be sufficiently given if advertised in such newspaper or newspapers as the Directors, in their discretion, shall consider appropriate or by such other means as the Directors consider appropriate (including, but without limiting the Directors' discretion, if warrants are held through a recognised clearing house, by arranging for the notice to be given through that recognised clearing house). If notice is given by newspaper advertisement, it shall be deemed given on the day when the advertisement appears and, if notice is given through a recognised clearing house, it shall be deemed given on the day the notice is issued by the recognised clearing house.

17A.13 The Directors can, on such basis as they consider appropriate at the time, make and vary the conditions upon which warrants can be issued and any matters incidental to the warrants. Subject to this Article 17A, the bearer of a warrant shall be subject to the conditions for the time being in force relating to warrants whether made before or after the issue of such warrant."

Certified as a true copy

Gail Stivey
Company Secretarial Manager
HBOS plc

27 April 2004

Extract of Resolutions passed following the Annual General Meeting of HBOS plc held on Tuesday 27 April 2004.

The following resolutions were passed as Special Resolutions:

Resolution 10:
THAT:

(a) the Directors be empowered to allot equity securities (as defined in section 94 of the Companies Act 1985 (the 'Act')), entirely paid for in cash:

  (i) of an unlimited amount in connection with a rights issue (as defined in Article 21.7); and
  (ii) in addition, of an amount up to £48,147,509

  free of the restrictions in section 89(1) of the Act;

(b) this power shall expire on the date of the Annual General Meeting in 2005 or, if earlier, on 27 July 2005 and is in substitution for all previous such powers, which shall cease to have effect from the date of this resolution, without affecting the validity of any allotment of securities already made under them;

(c) during that period the Directors can make offers and enter into agreements which would, or might, require equity securities to be allotted after that period;

(d) in working out the maximum amount of equity securities for the purposes of paragraph (a) (ii) of this resolution, the nominal value of rights to subscribe for shares or to convert any securities into shares will be taken as the nominal value of the shares which would be allotted if the subscription or conversion takes place;

(e) for the purposes of this resolution:

  (i) references (except in paragraph (e) (ii) below) to an allotment of equity securities shall include a sale of treasury shares; and

  (ii) the power in paragraph (a) above, insofar as it relates to the allotment of equity securities rather than the sale of treasury shares, is granted pursuant to the authority under section 80 of the Act conferred by Article 21 of the Articles of Association of the Company.

Resolution 11:
THAT the Company be and is hereby unconditionally and generally authorised for the purposes of section 166 of the Companies Act 1985 (the 'Act') to make market purchases (as defined in section 163 of the Act) of ordinary shares of the Company and, where shares are held as treasury

(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-

... .

OR (b) if dealing for discretionary client(s), name of fund management organisation

...... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

...2...

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

......Kenny Melville ....

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Marks & Spencer Grp
Released	11:26 28 May 2004
Number	2001Z

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

......28/05/2004..

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

......27/05/2004..

Dealing in (name of company)

...Marks & Spencer Group plc..

1. Class of securities (eg ordinary shares)

...Ord 25p..

2.

Amount bought	Amount sold	Price per unit
18,089		£3.295

3. Resultant total of the same class owned or controlled (and percentage of class)

..........24,953,688..........1.101%

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-

...HBOS plc and its subsidiaries..

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

...2..

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

......Kenny Melville ....

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Marks & Spencer Grp
Released	11:02 28 May 2004
Number	1960Z

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

......28/05/2004..

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

......27/05/2004..

Dealing in (name of company)

...Marks & Spencer Group plc..

1. Class of securities (eg ordinary shares)

...Ord 25p..

2.

Amount bought	Amount sold	Price per unit
3		£3.215
1,146,211		£3.29
955,535		£3.52

3. Resultant total of the same class owned or controlled (and percentage of class)

..........24,935,599..........1.101%

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WH Smith plc
Released	10:57 28 May 2004
Number	1957Z

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

............................28/05/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.......................27/05/2004......................................

Dealing in (name of company)

...WH Smith plc..............

1. Class of securities (eg ordinary shares)

.........Ord 55 5/9p...

2.

Amount bought	Amount Sold	Price per unit
1		£3.54

3. Resultant total of the same class owned or controlled (and percentage of class)

.........6,883,955..........(2.748%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company website

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When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WH Smith plc
Released	11:12 27 May 2004
Number	1469Z

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................27/05/2004.................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................26/05/2004.......................................

Dealing in (name of company)

...WH Smith plc...............

1. Class of securities (eg ordinary shares)

.........Ord 55 5/9p..

2.

Amount bought	Amount Sold	Price per unit
1		£3.5275

3. Resultant total of the same class owned or controlled (and percentage of class)

.........6,883,954..........(2.748%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

and the existing Cardpoint shares to be re-admitted to AIM, which it is expected will become effective on 21 June 2004. Further details of the Firm Placing, the Placing and Open Offer and the Acquisition are set out in the AIM admission document, copies of which have been sent to Shareholders today and are available at the offices of Evolution Beeson Gregory Limited (9th Floor, 100 Wood Street, London EC2V 7AN).

Information on Cardpoint

Cardpoint was admitted to AIM in June 2002 at which time it operated an estate of 188 ATMs, commonly known as Cash Machines, in the UK. Through the successful implementation of its stated strategy of aggressive growth, both by organic means and through acquisition, Cardpoint now operates two separate but complementary divisions comprising over 2,100 cash machines and 3,400 electronic mobile phone top-up terminals.

The majority of the Group's Cash Machines are fee charging ("charging") and fully managed by Cardpoint. They are predominantly free standing and situated internally at high footfall locations such as motorway service areas, petrol stations, railway stations, pubs, hospitals, shopping centres and large retail and leisure outlets. Typically, the Group enters into five to seven year contracts with individual site owners or corporate hosts. Many of the Group's Hosts are large corporations which commonly enter into exclusive agreements with Cardpoint for the provision of Cash Machines in all of their locations. Recent examples include five year exclusive contracts with Welcome Break and Roadchef, which envisage the installation of a minimum of 115 and 71 Cash Machines respectively over five years.

The Electronic Mobile Phone Top-up Division was established following the acquisition in June 2003 of PT Distribution Limited, which at the time operated approximately 2,900 mobile phone top-up terminals. This acquisition was a complementary business to the Group's core Cash Machine operations both in terms of Hosts and business processes.

Information on the HBOS Remote Estate

Acquisition of the HBOS Remote Cash Machine Estate
Firm Placing of 24,000,000 New Ordinary Shares and Placing and Open Offer of 4,085,791 New Ordinary Shares at 125p per New Ordinary Share
Admission of the Enlarged Share Capital to trading on AIM

Introduction

On 17 May 2004, your Board announced that the Company was at an advanced stage in negotiations to acquire a number of Cash Machines from HBOS. Today, the Company has conditionally agreed to acquire, subject, *inter alia*, to Shareholder approval, the HBOS Remote Estate, further details of which are set out below. The HBOS Remote Estate comprises an estate of 816 Cash Machines currently owned and operated by HBOS and situated in locations away from bank and estate agency branches (typically located at retail outlets, petrol stations and railway stations). The consideration payable is up to £75 million, £40 million of which is payable in cash on Completion with the remainder, the Deferred Consideration, payable on or about 14 January 2005, subject to the achievement of the Performance Criteria.

In order to finance the Acquisition, Cardpoint proposes to raise approximately £35 million (before expenses) by way of an issue of a total of 28,085,791 New Ordinary Shares at 125p per share. Of this amount, £30 million is proposed to be raised by way of the Firm Placing and approximately £5 million by way of the Placing and Open Offer, both of which are fully underwritten by Evolution Beeson Gregory. Of the New Ordinary Shares, 24,000,000 will be issued pursuant to the Firm Placing and the balance of 4,085,791 New Ordinary Shares are being offered to Qualifying Shareholders under the Open Offer on the basis of:

1 Open Offer Share for every 8 Existing Ordinary Shares held on the Record Dat

Qualifying Shareholders may apply for Open Offer Shares in excess of their Basic Entitlement but such excess applications will only be satisfied to the extent that other Qualifying Shareholders do not apply for their Basic Entitlements in full.

Cardpoint proposes to raise an additional £25 million required to fund the balance of the Initial Consideration and the Enlarged Group's working capital by way of the Debt Financing which is being provided by the Bank of Scotland. Any Deferred Consideration that may become payable will be paid to HBOS through an issue of up to £35 million of Unsecured Loan Notes.

The Acquisition is classified as a "reverse takeover" under the AIM Rules by virtue of its size and is conditional upon, *inter alia*, the approval of Shareholders, which is being sought at an Extraordinary General Meeting, the notice for which has been sent to shareholders. The Existing Ordinary Shares were suspended from trading on AIM on 17 May 2004, but such suspension is expected to cease today on publication of the AIM admission document in respect of this transaction. Application has been made for the New Ordinary Shares to be issued pursuant to the Issue to be admitted to AIM

conditional on Shareholder approval which is being sought at an EGM to be held on 18

— *Interim Results published today demonstrate the success of Cardpoint's business mod* with turnover of £13.8 million (2003: £2.9 million)

Mark Mills, Chief Executive Officer of Cardpoint, said: "This latest acquisition is a significant leap forward for the Company and will make us the largest quoted independent cash machine operator in the UK, proving that our strategy of organic growth and growth by acquisition continues to be successful. It also introduces us to an established estate of 'through the wall' machines with considerably higher transaction volumes and a number of large corporate customers."

- Ends -

Enquiries:

Cardpoint plc
Mark Mills, Chief Executive Officer — Tel: +44 (0) 1253 785 808
www.cardpointplc.com

Evolution Beeson Gregory
Mike Brennan / Henry Turcan — Tel: +44 (0) 20 7071 4300

N M Rothschild & Sons Limited
Andrew Thomas — Tel: +44 (0) 161 827 3800

Media enquiries:

Bankside
Henry Harrison-Topham / Ariane Vacher — Tel: +44 (0) 20 7444 4140
ariane.vacher@bankside.com — www.bankside.com

Jpeg photo's of Mark Mills, CEO of Cardpoint are available from Bankside.

Company	Cardpoint PLC
TIDM	CASH
Headline	Acquisition
Released	14:00 26 May 2004
Number	1093Z

Press Release **26 May 2004**

Cardpoint plc

("Cardpoint" or "the Group")

Acquisition of the HBOS Remote Cash Machine Estate
Firm Placing of 24,000,000 New Ordinary Shares and Placing and Open Offer of 4,085,791 New Ordinary Shares at 125p per New Ordinary Share
Admission of the Enlarged Share Capital to trading on AIM

Cardpoint plc, the provider of electronic payment transactions, announced on 17 May 2004 that it was at an advanced stage of negotiations to acquire a number of cash machines from HBOS. The Board is now delighted to announce that the Company has conditionally agreed to acquire, subject to shareholder approval, 816 cash machines in locations away from bank branches for a maximum consideration of up to £75 million.

Highlights

— Cardpoint is acquiring, subject to Shareholder approval, 816 cash machines from HE locations away from bank and estate agency branches
— a consideration of up to £75 million is payable, £40 million payable in cash on com| remainder deferred until on or about 14 January 2005 and subject to the achieve| performance criteria
— Cardpoint proposes to raise approximately £35 million (before expenses) by way of an of 28,085,791 Ordinary Shares at 125 pence per share. £30 million of which is to be r Firm Placing and approximately £5 million by way of Placing and Open Offer
— an additional £25 million, required to fund the balance of the initial consideration an Group's working capital, will be raised by way of debt financing which is being provi Scotland
— the deferred consideration will be paid to HBOS through an issue of up to £35 million notes
— the acquisition is classified as a 'reverse takeover' under the AIM Rules and the

Company	iSoft Group PLC
TIDM	IOT
Headline	Holding(s) in Company
Released	11:34 25 May 2004
Number	0509Z

iSOFT
THE HEALTH INNOVATOR
www.isoftplc.com

RNS Number:0509Z
iSoft Group PLC
25 May 2004

Letter to iSoft Group plc dated 24 May 2004

Companies Act 1985 (as amended) the "Act")

Section 198 disclosure by HBOS plc on its own behalf and on behalf of those of its subsidiaries which hold a material interest in Ordinary 10p shares comprising part of the relevant share capital of iSoft Group plc ("the Company")

Pursuant to Section 198 of the Act, we hereby give the Company notice that we had an interest (for the purposes of Sections 208 and 209 of the Act) in the following shares comprising part of the relevant share capital (as defined in the section 198 of the Act) of the Company immediately after such time as our obligation to make this notification arose:-

Registered Holder:	Fund	Number Share Hold	Percentage Holding:
HSDL Nominees Limited	N/A	9	0.000%
Morgan Nominees Ltd	HPFO	12,389	0.005%
Morgan Nominees Ltd	HXPEN	14,119	0.006%
Morgan Nominees Ltd	HPBA	15,486	0.007%
Morgan Nominees Ltd	HLFO	204,597	0.090%
Morgan Nominees Ltd	HLBA	231,566	0.101%
Morgan Nominees Ltd	HXLFE	232,275	0.102%
Chase Nominees a/c CMIG	1105	422,647	0.185%
Chase Nominees a/c CMIG	2304	1,345,090	0.589%
Chase Nominees a/c CMIG	2314	2,043,970	0.896%
Chase Nominees Ltd	WP	2,750,001	1.205%
Aggregate (material) holding of HBOS Group		7,272,149	3.186%

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company website

10. Date of transaction

Not known

11. Date company informed

24 May 2004

12. Total holding following this notification

Only advised that interest no longer notifiable

13. Total percentage holding of issued class following this notification

Below 3%

14. Any additional information

15. Name of contact and telephone number for queries

Elaine Marriner 01628 3818300

16. Name and signature of authorised company official responsible for making this notification

Elaine Marriner, Company Secretary

Date of notification

25 May 2004

END

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Company	HMV Group PLC
TIDM	HMV
Headline	Holding(s) in Company
Released	10:13 25 May 2004
Number	0438Z

HMV GROUP PLC

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

HMV Group plc

2. Name of shareholder having a major interest

HBOS plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not advised

5. Number of shares / amount of stock acquired

N/a

6. Percentage of issued class

N/a

7. Number of shares / amount of stock disposed

Not known

8. Percentage of issued class

N/a

9. Class of security

Ordinary shares of 1p

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Celltech Group plc
Released	10:48 24 May 2004
Number	9985Y

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................24/05/2004.................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................21/05/2004......................................

Dealing in (name of company)

...Celltech Group plc...............

1. Class of securities (eg ordinary shares)

.........Ord 50p..

2.

Amount bought	Amount Sold	Price per unit
1		£5.418
	53,000	£5.42

3. Resultant total of the same class owned or controlled (and percentage of class)

.........4,805,260...........(1.731%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

10) Percentage of issued class: N/A

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 726.0p

13) Date of transaction: 21 May 2004

14) Date company informed: 21 May 2004

15) Total holding following this notification:

(i) 271,371
(ii) 86,690
(iii) 90,336
(iv) 220,079

16) Total percentage holding of issued class of such Shares following this notification:

(i), (ii), (iii) and (iv) de minimis

END

Company website

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:53 21 May 2004
Number	9642Y

1) Name of Company:

HBOS plc

2) Name of Director:

(i) Michael Henry Ellis
(ii) Colin Matthew
(iii) George Edward Mitchell
(iv) Lord Dennis Stevenson

3) Is holding in own name/wife's name or non-beneficial:

(i)(a) & (b) own name (c) spouse
(ii)own name
(iii) own name
(iv)(a) own name (b) spouse

4) Name of registered holder:

(i)(a) Michael Henry Ellis (b) HSDL Nominees Limited (c) Mrs Jeanette Ellis
(ii) Colin Matthew
(iii) George Edward Mitchell
(iv)(a) HSDL Nominees Limited (b) Lady Charlotte Stevenson

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

(i)(a) & (b) Director (c) spouse
(ii) Director
(iii) Director
(iv)(a) Director (b) spouse

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

Shares allotted under elections to participate in the HBOS plc Share Dividend Plan.

7) Number of shares acquired:

(i)(a) 6,615 (b) 87 (c) 48
(ii) 1,819
(iii) 399
(iv)(a) 1,706 (b) 1,120

8) Percentage of issued class: de minimis

9) Number of shares disposed: N/A

(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-

... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - De Vere Group plc
Released	15:29 21 May 2004
Number	9691Y

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

...21/05/2004...

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

...20/05/2004...

Dealing in (name of company)

...DE VERE GROUP plc...

1. Class of securities (eg ordinary shares)

...Ord 22 2/9p...

2.

Amount bought	Amount sold	Price per unit
1		£4.3452
	20,219	£4.326

3. Resultant total of the same class owned or controlled (and percentage of class)

..........1,717,120..........1.500%

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY 25P SHARES

10. Date of transaction

N/A

11. Date company informed

20 May 2004

12. Total holding following this notification

48,667,138 (total material holding)
61,564,328 (total aggregate material and non-material holding)

13. Total percentage holding of issued class following this notification

4.996% (total material holding, based on issued share capital of 974,053,647 Ordinary 25p shares)
6.320% (total aggregate material and non-material holding, based on issued share capital of 974,053,647 Ordinary 25p shares)

14. Any additional information

Disclosure relates to the change in aggregate material holding of HBOS group.

15. Name of contact and telephone number for queries

LUCIE GILBERT 020 7984 8664

16. Name and signature of authorised company official responsible for making this notification

Date of notification

21 May 2004

END

Company website

Company	BRIT Insurance Holdings PLC
TIDM	BRE
Headline	Holding(s) in Company
Released	14:00 21 May 2004
Number	9619Y

RNS Number:9619Y
BRIT Insurance Holdings PLC
21 May 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BRIT INSURANCE HOLDINGS PLC

2. Name of shareholder having a major interest

HBOS PLC AND SUBSIDIARIES

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS PER Q2

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees a/c CMIG	11,016,000
Chase Nominees Ltd	8,703,980
HSBC Global Custody Nominees (UK) Ltd a/c 921561	636,090
HSBC Global Custody Nominees (UK) Ltd a/c 921548	228,230
HSBC Global Custody Nominees (UK) Ltd a/c 921573	755,370
HSBC Global Custody Nominees (UK) Ltd a/c 823496	12,612,161
HSBC Global Custody Nominees (UK) Ltd a/c 823575	5,883,600
HSBC Global Custody Nominees (UK) Ltd a/c 823587	4,276,310
HSBC Global Custody Nominees (UK) Ltd a/c 823721	447,505
HSBC Global Custody Nominees (UK) Ltd a/c 823733	414,427
HSDL Nominees Limited	24
Morgan Nominees Ltd	66,700
Morgan Nominees Ltd	74,500
Morgan Nominees Ltd	81,241
Morgan Nominees Ltd	1,069,300
Morgan Nominees Ltd	1,196,500
Morgan Nominees Ltd	1,205,200

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

Company	HBOS PLC
TIDM	HBOS
Headline	Doc re. Pricing Supplement
Released	16:09 20 May 2004
Number	9258Y

Pricing Supplement

Issuer:	HBOS plc
Series Number	N/A
Description:	EUR500,000,000
Currency/ Principal Amount:	Euros
Issue Price:	100.00 per cent
Specified Denomination	EUR1,000, EUR10,000, EUR100,000
Issue Date:	20 May 2004
Maturity Date:	1 September 2016
ISIN:	XS0192560653

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

END

Company website

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Celltech Group plc
Released	11:39 20 May 2004
Number	9041Y

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................20/05/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................19/05/2004......................................

Dealing in (name of company)

...Celltech Group plc...............

1. Class of securities (eg ordinary shares)

.........Ord 50p...

2.

Amount bought	Amount Sold	Price per unit
1		£5.42
	15,000	£5.42

3. Resultant total of the same class owned or controlled (and percentage of class)

.........4,858,259...........(1.750%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	11:18 20 May 2004
Number	9006Y

HBOS plc

32,417,058 Ordinary shares of 25p each have been issued in respect of the final dividend for the year ended 31 December 2003. Accordingly, application has been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. The shares rank pari passu with the existing issued shares of the Company. Dealings in the new shares are expected to commence on 21 May 2004.

A copy of the Share Dividend Plan rules has been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility which is situated at The Financial Services Authority, 25, The North Colonnade, Canary Wharf, London E14 5HS.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END.

END

Company	St. James's Place Capital PLC
TIDM	STJ
Headline	*Holding(s) in Company*
Released	13:37 19 May 2004
Number	8606Y

ST. JAMES'S PLACE CAPITAL plc

St. James's Place Capital ("SJPC") was today informed that, following the allotment to HBOS plc of additional ordinary shares of 15p each in lieu of a cash dividend for the final dividend for the year ending 31 December 2003 under the scrip dividend scheme, HBOS plc has an interest in 261,845,178 ordinary shares of 15p each (representing 60.169% of SJPC's issued share capital).

The shares are registered as follows:

Registered name	Fund	Shares held	
HBOS Insurance and Investment Group Limited	N/A	259,736,673	
Chase Nominees a/c CMIG	IPFGW	7,000	
Chase Nominees Limited	WP	900,000	
HSBC Global Custody Nominee (UK) Limited	SJPUTT	2,522	
HSBC Global Custody Nominee (UK) Limited	EQSTR	172,600	
HSDL Nominees Limited	N/A	512,520	
HSDL Nominees Limited	N/A	17	
JP Morgan Chase Bank, Luxembourg	UKTRA0	5,900	
Nortrust Nominees Limited	HPFO	14,000	
Nortrust Nominees Limited	HLFO	491,000	
State Street Nominees Limited A/C FE1F	FE1F	2,702	
State Street Nominees Limited A/C FE1G	FE1G	244	
Aggregate material and non-material holding of HBOS group (of which 261,141,690 (60.007%) is material)		261,845,178	60.169%

END

Company website

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company website

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When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Celltech Group plc
Released	11:47 19 May 2004
Number	8536Y

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................19/05/2004.................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................18/05/2004.......................................

Dealing in (name of company)

...Celltech Group plc..............

1. Class of securities (eg ordinary shares)

.........Ord 50p..

2.

Amount bought	Amount Sold	Price per unit
1		£5.44545

3. Resultant total of the same class owned or controlled (and percentage of class)

.........4,873,258..........(1.755%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:17 18 May 2004
Number	7852Y

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company received notification today that 57 ordinary shares of 25p each had been released by the Trustee on 17 May 2004.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 5,601,885 shares still held by the Trustee.

END

Company website

16) Total percentage holding of issued class of such Shares following this notificat

Contact Details:

Nicola Moodie

Company Secretarial Assistant

Tel: 0131 243 5486

END

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	14:17 17 May 2004
Number	7520Y

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Shar

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Direc

The shares disposed of were transferred under the terms of the Rules of the Scheme t

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 860

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: N/A

13) Date of transaction: 17 May 2004

14) Date company informed: 17 May 2004

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Owner

4,511,073 Ordinary Shares of 25p each

Company website

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Company	Cardpoint PLC
TIDM	CASH
Headline	Statement re. Suspension
Released	07:30 17 May 2004
Number	7314Y

Press Release **17 May 2004**

Cardpoint plc

("Cardpoint" or the "Company")

Statement re Suspension

The Board of Cardpoint notes the press speculation about the possible acquisition by the Company of a number of cash machines from HBOS plc ("the Acquisition"). Cardpoint confirms that it has entered into an exclusive agreement with HBOS plc in connection with the Acquisition and that negotiations are at an advanced stage.

The Acquisition would, if completed, be classified as a reverse takeover under the AIM Rules and therefore the Company has requested that trading in its Ordinary Shares be suspended temporarily.

A further announcement will be made as soon as practicable.

- Ends -

Enquiries:

Cardpoint plc
Mark Mills, Chief Executive Officer — Tel: +44 (0) 1253 785 800

Evolution Beeson Gregory
Mike Brennan / Henry Turcan — Tel: +44 (0) 20 7071 4300

Media enquiries:

Bankside
Julian Bosdet / Ariane Vacher — Tel: +44 (0) 20 7444 4140
ariane.vacher@bankside.com — www.bankside.com

END

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	14:14 14 May 2004
Number	7033Y

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company received notification today that 1,173 ordinary shares of 25p each had been purchased by the Trustee on 12 May 2004 at the price of £6.975 per share.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 5,601,942 shares still held by the Trustee.

END

Company website

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WH Smith plc
Released	10:51 14 May 2004
Number	6884Y

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................14/05/2004.................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................13/05/2004.......................................

Dealing in (name of company)

...WH Smith plc...............

1. Class of securities (eg ordinary shares)

.........Ord 55 5/9p...

2.

Amount bought	Amount Sold	Price per unit
1		£3.5267

3. Resultant total of the same class owned or controlled (and percentage of class)

.........6,883,953...........(2.748%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wembley plc
Released	11:39 13 May 2004
Number	6361Y

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................13/05/2004.................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................12/05/2004.......................................

Dealing in (name of company)

... Wembley plc...............

1. Class of securities (eg ordinary shares)

.........Ord £1..

2.

Amount bought	Amount Sold	Price per unit
	57,205	£8.60

3. Resultant total of the same class owned or controlled (and percentage of class)

.........461,745...........(1.328%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company website

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WH Smith plc
Released	10:51 11 May 2004
Number	5252Y

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................11/05/2004.................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................10/05/2004.......................................

Dealing in (name of company)

...WH Smith plc...............

1. Class of securities (eg ordinary shares)

.........Ord 55 5/9p..

2.

Amount bought	Amount Sold	Price per unit
1		£3.535

3. Resultant total of the same class owned or controlled (and percentage of class)

.........6,883,952...........(2.748%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

16) Total percentage holding of issued class of such Shares following this notificat

Contact Details:

Nicola Moodie

Company Secretarial Assistant

Tel: 0131 243 5486

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	14:28 10 May 2004
Number	4878Y

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Shar

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Direc

The shares disposed of were transferred under the terms of the Rules of the Scheme t

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 516

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: N/A

13) Date of transaction: 10 May 2004

14) Date company informed: 10 May 2004

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Owner

4,511,933 Ordinary Shares of 25p each

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Profile Therapeutics
Released	11:15 10 May 2004
Number	4773Y

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................10/05/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................07/05/2004......................................

Dealing in (name of company)

... Profile Therapeutics plc...............

1. Class of securities (eg ordinary shares)

.........Ord 2p...

2.

Amount bought	Amount Sold	Price per unit
1		£0.460

3. Resultant total of the same class owned or controlled (and percentage of class)

..........2,766,008..........5.628%

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

YES

Specify which category or categories of associate (1-8 overleaf)

...6...

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company	North Atlantic Smlr Co Inv Tst PLC
TIDM	NAS
Headline	Holding(s) in Company
Released	15:40 7 May 2004
Number	4437Y

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

NORTH ATLANTIC SMALLER COMPANIES INVESTMENT TRUST PLC

2) Name of shareholder having a major interest

HBOS plc

3) Please state whether notification indicates that it is in respect of a holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

MORGAN STANLEY QUILTER NOMINEES LTD - 15,474 SHARES
HSBC GLOBAL CUSTODY NOMINEES (UK) LTD - 634,000 SHARES
NORTRUST NOMINEES LIMITED - 683,000 SHARES

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued class

NOT DISCLOSED

9) Class of security

ORDINARY SHARES OF 5p

10) Date of transaction

NOT DISCLOSED

11) Date company informed

7 MAY 2004

12) Total holding following this notification

1,332,474 ORDINARY SHARES

13) Total percentage holding of issued class following this notification

10.873%

14) Any additional information

15) Name of contact and telephone number for queries

BONITA DRYDEN 020 7747 5681

16) Name and signature of authorised company official responsible for making this notification

For and on behalf of J O Hambro Capital Management Limited as Company Secretary of North Atlantic Smaller Companies Investment Trust PLC

Date of notification ..7 MAY 2004

END

Company	HBOS PLC
TIDM	HBOS
Headline	Director Declaration
Released	10:46 7 May 2004
Number	4132Y

HBOS plc

Further to the announcement made regarding the appointment of Mark Tucker as an Executive Director of HBOS plc with effect from 30 April 2004, and following receipt of approval from the FSA, the Company confirms that pursuant to paragraphs 16.4 and 6.F.2 (b) to (g) of the Listing Rules there are no details to be disclosed.

Ends

END

Company website

No. SC218813

THE COMPANIES ACTS 1985 TO 1989

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM

and

ARTICLES OF ASSOCIATION

of

HBOS plc

LINKLATERS
One Silk Street
London EC2Y 8HQ

Tel: (44-20) 7456 2000
Fax: (44-20) 7456 2222

Ref: JLF

CERTIFICATE OF INCORPORATION

OF A PUBLIC LIMITED COMPANY

Company No. 218813

The Registrar of Companies for Scotland hereby certifies that

HBOS PLC

is this day incorporated under the Companies Act 1985 as a public company and that the company is limited.

Given at Companies House, Edinburgh, the 3rd May 2001

Registrar Of Companies

COMPANIES HOUSE

No. SC218813

The Companies Act 1985

Public Company Limited by Shares

Resolutions of HBOS plc

The following resolutions of the Company were passed at an Extraordinary General Meeting of the Company held on 12 June 2001 at 33 Old Broad Street, London, EC2N 1HZ in accordance with the Articles of Association of the Company.

Ordinary Resolution

1 That each existing share of £1 be subdivided into four ordinary shares of 25p each.

Special Resolutions

2 That the Memorandum of Association of the Company with respect to its objects be altered by deleting Clause 4 thereof and inserting new Clauses 4, 5 and 6 (with the remaining paragraphs being renumbered accordingly) as contained in the print of the Memorandum of Association, for the purpose of identification marked "A" and signed by the Chairman of the meeting.

3 That, conditional upon a scheme of arrangement to be made between The Governor and Company of the Bank of Scotland (the "Bank of Scotland") and the holders of ordinary stock units in the Bank of Scotland under section 425 of the Companies Act 1985 pursuant to which the Company will become the holding company of the Bank of Scotland becoming effective:-

3.1 the share capital of the Company be increased from £50,000 to £904,000,000 by the creation of 1,599,800,000 ordinary shares of 25p each, 375,000,000 9 1/4% preference shares of £1 each, 125,000,000 9 3/4% preference shares of £1 each, 250,000 8.117% non-cumulative perpetual preference shares, Class A of £10 each, 150,000 7.754% non-cumulative perpetual preference shares, Class B of £10 each, each of such shares to have the rights set out in the Articles of Association to be adopted pursuant to this resolution;

3.2 (i) the Directors be generally and unconditionally authorised pursuant to and in accordance with Section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities up to an aggregate nominal amount of £904,000,000;

(ii) such authority shall expire on the date of the Annual General Meeting in 2002 or on the date on which the Articles of Association referred to in resolution 4 become effective, whichever is the earlier, and shall be in substitution for all previous authorities pursuant to the said Section 80, which are hereby revoked, without prejudice to any allotment of securities pursuant thereto;

(iii) by such authority the Directors may make offers or agreements which would or might require relevant securities to be allotted after the expiry of such period; and

(iv) for the purpose of this Resolution, words and expressions defined in or for the purposes of the said Section shall bear the same meanings herein; and

3.3 the regulations contained in the print of the Articles of Association, for the purpose of identification marked B and signed by the Chairman of the meeting, be and are hereby approved and adopted as the Articles of the Association of the Company in substitution for and to the exclusion of all existing Articles of Association.

4 THAT, conditional upon a scheme of arrangement to be made between Halifax Group plc and its shareholders under section 425 of the Companies Act 1985 becoming effective pursuant to which the Company will become the holding company of Halifax Group plc:-

4.1 the share capital of the Company be increased from £904,000,000 to £2,889,000,000 and Euro 1,500,000,000 by the creation of 3,140,000,000 ordinary shares of 25p each, 200,000,000 6 1/8% preference shares of £1 each, 1,000,000,000 preference shares of £1 each and 1,500,000,000 preference shares of 1 Euro each, each of such shares to have the rights set out in the Articles of Association to be adopted pursuant to this resolution;

4.2 the regulations contained in the print of the Articles of Association, for the purpose of identification marked as C and signed by the Chairman of the meeting, be and are hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of all existing Articles of Association; and

4.3 the Company be and is hereby unconditionally and generally authorised for the purpose of Section 166 of the Companies Act 1985 to make market purchases (as defined in Section 163 of that Act) of ordinary shares of 25p each in the capital of the Company provided that:

(a) the maximum number of shares which may be purchased is 355,800,000;

(b) the minimum price which may be paid for each share is 25p;

(c) the maximum price which may be paid for a share is an amount equal to 105 per cent of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which such share is contracted to be purchased; and

(d) this authority shall expire at the conclusion of the Annual General Meeting of the Company held in 2002 or, if earlier, 12 December 2002 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry).

HBOS plc

Form of Written Resolution for Filing at the Companies Registry

No. SC 218813

THE COMPANIES ACT 1985
THE COMPANIES ACT 1989

Public Company Limited by Shares

Written Resolutions of HBOS plc (the "Company") pursuant to Regulation 53 of the regulations contained in Table A in the Schedule to the Companies (Tables A to F) Regulations 1985 (SI 1985 No. 805) as amended, as incorporated into the Company's Articles of Association by Article 1.1 thereof

Date of the Resolution: 31 August 2001

The following resolutions were passed as special resolutions in writing of the Company having been executed by or on behalf of each member of the Company who would have been entitled to vote upon them as special resolutions if they had been proposed at a general meeting at which the member was present:

IT IS HEREBY RESOLVED as SPECIAL RESOLUTIONS:-

1 THAT Resolution 3.3 set out in the Notice of Extraordinary General Meeting of the Company dated 12 June 2001 which was duly passed at such meeting be revoked and of no effect.

2 THAT conditional upon a scheme of arrangement between Halifax Group plc and its shareholders under Section 425 of the Companies Act 1985 becoming effective pursuant to which the Company will become the holding company of Halifax Group plc, the Articles of Association, in the form attached hereto, be adopted as the Articles of Association of the Company in substitution for and to the exclusion of all existing Articles of Association.

Secretary
or Director
or Chairman

No SC218813

The Companies Act 1985

Public Company Limited by Shares

Resolutions of HBOS plc (the 'Company')

The following resolutions of the Company were passed at the Annual General Meeting of the Company held on 15th May 2002 at the Edinburgh International Conference Centre, The Exchange, Morrison Street, Edinburgh EH3 3EE in accordance with the Articles of Association of the Company.

Ordinary Resolution

1 **THAT** in addition to, and without prejudice to, the existing powers of the Directors to allot relevant securities, the Directors be generally and unconditionally authorised pursuant to and in accordance with section 80 of the Companies Act 1985 to exercise for the period beginning on the date of this resolution and ending on the date of the Company's Annual General Meeting in 2006 or, if earlier, on 12th June 2006, all the powers of the Company to allot relevant securities (as defined in that Act) up to the aggregate nominal amount of EUR 1,500,000,000.

Special Resolutions

2 **THAT:**
(a) pursuant to the authority under section 80 of the Companies Act 1985 (the 'Act') contained in Article 21.2 of the Articles of Association of the Company, the Directors be empowered to allot equity securities (as defined in section 94 of the Act), entirely paid for in cash:
(i) of an unlimited amount in connection with a rights issue (as defined in Article 21.7); and
(ii) in addition, of an amount up to £44,582,088;
free of the restrictions in section 89(1) of the Act.
(b) this power shall expire on the date of the Annual General Meeting in 2003 or, if earlier, on 15th August 2003 and is in substitution for all previous such powers, which shall cease to have effect from the date of this resolution, without affecting the validity of any allotment of securities already made under them;
(c) during that period the Directors can make offers and enter into agreements which would, or might, require equity securities to be allotted after that period; and
(d) in working out the maximum amount of equity securities for the purposes of paragraph (a) (ii) of this resolution, the nominal value of rights to subscribe for shares or to convert any securities into shares will be taken as the nominal value of the shares which would be allotted if the subscription or conversion takes place.

3 **THAT** the Company be and is hereby unconditionally and generally authorised for the purposes of section 166 of the Companies Act 1985 to make market purchases (as defined in section 163 of the Act) of ordinary shares of the Company provided that:

(a) the maximum number of shares which may be purchased is 356,656,709;

(b) the minimum price which may be paid is the 25p nominal value of each share;

(c) the maximum price which may be paid for a share is an amount equal to 105 per cent of the average of the middle market quotations of the Company's ordinary shares as derived from the Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased;

(d) this authority shall expire at the conclusion of the Annual General Meeting of the Company held in 2003 or, if earlier, 15th August 2003 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

No SC218813

The Companies Act 1985

Public Company Limited by Shares

Resolutions of HBOS plc (the 'Company')

The following resolutions of the Company were passed following the Annual General Meeting of the Company held on 29 April 2003 at the Cardiff International Arena, Mary Ann Street, Cardiff CF10 2EQ in accordance with the Articles of Association of the Company.

Ordinary Resolution

1. THAT:

(a) the authorised share capital of the Company be increased from £2,889,000,000 and €1,500,000,000 to £3,889,000,000, €1,500,000,000 and US$2,500,000,000 by the creation of an additional 1,000,000,000 preference shares of £1 each and 2,500,000,000 preference shares of US$1 each;

(b) in addition and without prejudice to the existing powers of the Directors to allot relevant securities, the Directors be generally and unconditionally authorised pursuant to and in accordance with section 80 of the Companies Act 1985 to exercise for the period beginning on the date of this resolution and ending on the date of the Company's Annual General Meeting in 2006 or, if earlier, on 12 June 2006, all the powers of the Company to allot relevant securities (as defined in that Act) up to the aggregate nominal amount of £1,000,000,000 and US$2,500,000,000.

Special Resolutions

2. THAT:

(a) pursuant to the authority under section 80 of the Companies Act 1985 (the 'Act') conferred by Article 21 of the Articles of Association of the Company, the Directors be empowered to allot equity securities (as defined in section 94 of the Act), entirely paid for in cash:

  (i) of an unlimited amount in connection with a rights issue (as defined in Article 21.7); and

  (ii) in addition, of an amount up to £47,320,540

free of the restrictions in section 89(1) of the Act;

(b) this power shall expire on the date of the Annual General Meeting in 2004 or, if earlier, on 29 July 2004 and is in substitution for all previous such powers, which shall cease to have effect from the date of this resolution, without affecting the validity of any allotment of securities already made under them;

(c) during that period the Directors can make offers and enter into agreements which would, or might, require equity securities to be allotted after that period; and

(d) in working out the maximum amount of equity securities for the purposes of paragraph (a) (ii) of this resolution, the nominal value of rights to subscribe for

shares or to convert any securities into shares will be taken as the nominal value of the shares which would be allotted if the subscription or conversion takes place.

3. THAT the Company be and is hereby unconditionally and generally authorised for the purposes of section 166 of the Companies Act 1985 to make market purchases (as defined in section 163 of the Act) of ordinary shares of the Company provided that:

(a) the maximum number of shares which may be purchased is 378,564,324;

(b) the minimum price which may be paid is the 25p nominal value of each share;

(c) the maximum price which may be paid for a share is an amount equal to 105% of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased; and

(d) this authority shall expire at the conclusion of the Annual General Meeting of the Company held in 2004 or, if earlier, 29 July 2004 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

No SC218813

The Companies Act 1985

Public Company Limited by Shares

Resolutions of HBOS plc (the 'Company')

The following resolutions of the Company were passed following the Annual General Meeting of the Company held on 27 April 2004 at the International Convention Centre, Broad Street, Birmingham B1 2EA in accordance with the Articles of Association of the Company.

Special Resolutions

1. THAT:

(a) the Directors be empowered to allot equity securities (as defined in section 94 of the Companies Act 1985 (the 'Act')), entirely paid for in cash:

(i) of an unlimited amount in connection with a rights issue (as defined in Article 21.7); and
(ii) in addition, of an amount up to £48,147,509

free of the restrictions in section 89(1) of the Act;

(b) this power shall expire on the date of the Annual General Meeting in 2005 or, if earlier, on 27 July 2005 and is in substitution for all previous such powers, which shall cease to have effect from the date of this resolution, without affecting the validity of any allotment of securities already made under them;

(c) during that period the Directors can make offers and enter into agreements which would, or might, require equity securities to be allotted after that period;

(d) in working out the maximum amount of equity securities for the purposes of paragraph (a) (ii) of this resolution, the nominal value of rights to subscribe for shares or to convert any securities into shares will be taken as the nominal value of the shares which would be allotted if the subscription or conversion takes place;

(e) for the purposes of this resolution:

(i) references (except in paragraph (e) (ii) below) to an allotment of equity securities shall include a sale of treasury shares; and

(ii) the power in paragraph (a) above, insofar as it relates to the allotment of equity securities rather than the sale of treasury shares, is granted pursuant to the authority under section 80 of the Act conferred by Article 21 of the Articles of Association of the Company.

2. THAT:
the Company be and is hereby unconditionally and generally authorised for the purposes of section 166 of the Companies Act 1985 (the 'Act') to make market purchases (as

defined in section 163 of the Act) of ordinary shares of the Company and, where shares are held as treasury shares, to use them for the purposes of employee share plans operated by the Company, provided that:

(a) the maximum number of shares which may be purchased is 385,035,595;

(b) the minimum price which may be paid is the 25p nominal value of each share;

(c) the maximum price which may be paid for a share is an amount equal to 105 per cent of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased; and

(d) this authority shall expire at the conclusion of the Annual General Meeting of the Company held in 2005 or, if earlier, 27 July 2005 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

3: THAT

the Articles of Association of the Company be altered as follows:

(a) by inserting after the definition "in writing" a definition of "Junior Preference Shares" as follows:

> "Further Preference Shares which, as regards their rights to share in profits or assets, rank behind the Initial Preference Shares, the Additional Preference Shares and any other Preference Shares (whether then issued or to be issued subsequently) which the Directors decide, before the Further Preference Shares which are to be issued as Junior Preference Shares are allotted, are to rank in priority to such Further Preference Shares.";

(b) by deleting the first two sentences in Article 4.2.3 and inserting in their place:

> "4.2.3 If any Further Preference Shares are issued and do not rank equally with the Initial Preference Shares to share in profits or assets, the rights of such Further Preference Shares to share in profits or assets will rank behind the Initial Preference Shares but will otherwise rank as regards the rights of any other shares as the Directors shall decide before the Further Preference Shares are first allotted.";

(c) by inserting in Article 4.3 after the words "Articles 4 to 11" the words "except to the extent permitted by Article 4.10";

(d) by adding at the end of Article 4.7, after the words "from those shares", the words "(including whether or not any dividends are required by Article 5.5 to be declared and paid in full on the Additional Preference Shares)";

(e) by inserting a new Article 4.10 as follows:

> "**4.10** The Company may from time to time issue Junior Preference Shares. A series of Junior Preference Shares shall have such rights to share in the profits and assets of the Company as the Directors

shall decide before Junior Preference Shares of that series are first allotted. The Company may also issue Additional Preference Shares, as well as Further Preference Shares ranking behind the Priority Preference Shares as regards their rights to share in profits or assets, the terms of issue of which provide that the Directors may determine at any time, and without the consent of the holders of such Preference Shares, that the rights attaching to some or all of such Additional Preference Shares or Further Preference Shares to share in profits or assets shall be varied on such date as the Directors may decide so as to constitute the Preference Shares whose rights have been varied as Junior Preference Shares. On variation of the rights as referred to in the preceding sentence, the Junior Preference Shares shall have such rights as the Directors shall have decided before the rights attaching to the Additional Preference Shares or, as the case may be, the Further Preference Shares are varied (whether or not such rights have been decided by the Directors before such Additional Preference Shares or Further Preference Shares were first allotted). If the rights attaching to some only of the Preference Shares included in a series of Preference Shares are varied, the Preference Shares the rights of which have been varied shall form a separate series. Except to the extent that these Articles expressly require the consent of shareholders to any particular matter, the Directors may also decide, before any series of Junior Preference Shares is first allotted, that the rights attaching to that series of Junior Preference Shares may conflict with the provisions of Articles 4 to 11."

(f) by altering Article 5.1:

(i) by deleting the first sentence and inserting in its place "A series of Preference Shares shall have such rights to a preferential dividend as the Directors decide to give it."; and

(ii) by inserting in the penultimate paragraph after the words "a certain period)", the words "or only if (and to the extent) declared by the Directors";

(g) by altering Article 5.5:

(i) by inserting after the words "subject to Article 5.8" the words "and the following exceptions in this Article 5.5"; and

(ii) by inserting at the end of Article 5.5:

"The exceptions are that:

- the Directors can decide, before a particular series of Preference Shares or of such other shares are first allotted, that the requirement to declare and pay dividends under this Article 5.5 shall not apply to that series of Preference Shares or such other shares; and
- if the Directors have not so decided but the terms of any series of Preference Shares or of such other shares specifically so permit, the Directors can, at any time after the issue of such Preference Shares or such other shares, decide that the requirement to declare and pay dividends in accordance with this

Article 5.5 shall not apply from such date as the Directors may specify in respect of the whole or any part of that series of Preference Shares or of such other shares. If the Directors decide that such requirement to declare and pay any dividend in accordance with this Article does not apply in respect of part of a series of Preference Shares or such other shares, those Preference Shares or other shares in respect of which that requirement no longer applies shall form a separate series with effect from the date specified by the Directors.";

(h) by inserting in the first line of the second sub-paragraph of Article 5.6, after the word "secondly" the words ", subject to Article 5.17";

(i) by deleting the first paragraph of Article 5.10 and inserting in its place:

"If the Directors have decided that this Article applies to a particular series of Non-Cumulative Preference Shares before those shares are first allotted (or these Articles so provide) and if the whole or part of any dividend on any Non-Cumulative Preference Shares of that series is not paid for any of the reasons given in Articles 5.6 and 5.8, or if the Directors have decided that the requirement to declare and pay dividends in accordance with Article 5.5 does not apply to a particular series of Non-Cumulative Preference Shares and a dividend is not paid in whole or in part on a dividend payment date, the Directors will (or may in the case of any series of Non-Cumulative Preference Shares in respect of which the Directors have decided before those shares are first allotted that the requirement to declare and pay dividends in accordance with Article 5.5 shall not apply and that the application of this Article shall not be mandatory), if the following condition is met, and as far as the legislation allows, allot and issue extra Non-Cumulative Preference Shares to the holders of those shares. However, if the Directors have not decided whether or not the provisions of this Article shall be mandatory and the terms of any series of Non-Cumulative Preference Shares specifically so permit, the Directors can, at any time after the issue of Non-Cumulative Preference Shares, decide that the provisions of this Article shall not be mandatory in respect of the whole or part of the dividends payable on the Non-Cumulative Preference Shares from such date as the Directors may specify. This Article applies to the Priority Preference Shares.";

(j) in Article 5.12, by deleting the words from and including the words "but the recipients" to the end of the Article and inserting in their place:

"or, in the case of Non-Cumulative Preference Shares to which an exception in Article 5.5 applies, a dividend, has not been declared and paid, but the recipients of the extra Non-Cumulative Preference Shares will not have any right to receive in cash and any part of the dividend which has not been paid.";

(k) by inserting in Article 5.17 after the words "in the circumstances set out below" the words "and in relation to shares (whether Preference Shares or other shares) which rank equally with or behind the shares referred to in the circumstances below";

(l) by inserting in Article 5.17 after the words "have the benefit of the provisions of this Article" the words "and which, in either case, are shares to which the requirement to declare and pay dividends in accordance with the provisions of Article 5.5 applies";

(m) by inserting at the end of Article 5.17:

"In addition, in the circumstances set out below and in relation to shares (whether Preference Shares or other shares) which rank equally with or behind the shares referred to in the circumstances below, the Company cannot:

- redeem, reduce, buy or otherwise acquire in any other way, any series of Preference Shares (or any other shares of the Company which rank equally with such Preference Shares) (a) which are shares in respect of which an exception to Article 5.5 applies and which rank equally with or (b) which, other than any series of Preference Shares which are issued in satisfaction of an obligation existing on 27 April 2004, rank behind, the Preference Shares referred to in the circumstances below in sharing in the assets of the Company and the Company may not set aside any sum or establish any sinking fund for their redemption, reduction, purchase or acquisition; or
- declare, or set aside any sum for the payment of, any dividends on any series of Preference Shares (or any other shares of the Company which rank equally with such Preference Shares) (a) which are shares in respect of which an exception to Article 5.5 applies and which rank equally with or (b) which, other than any series of Preference Shares which are issued in satisfaction of an obligation existing on 27 April 2004, rank behind, the Preference Shares referred to in the circumstances below in sharing in the profits of the Company, except as allowed by Article 5.18.

The Company cannot do any of these things if, in relation to all other series of Preference Shares (and any other shares of the Company which rank equally with the Preference Shares and which have the benefit of the provisions of this Article) in respect of which, in either case, an exception to Article 5.5 applies:

- the Directors, in their discretion (and not because of Article 5.8 or the absence of profits of the Company which can be distributed) have decided not to declare a dividend, in whole or in part; or

- where the Directors have decided that the provisions of Articles 5.10 to 5.13 will apply to a particular series of Non-Cumulative Preference Shares, or the Articles provide that this is the case, and in either case the application of Articles 5.10 to 5.13 is not mandatory, the Directors have decided not to allot and issue the extra Non-Cumulative Preference Shares in accordance with those Articles 5.10 to 5.13,

in each case, on the dividend payment date or dates (if any) or in respect of the dividend period or periods which the Directors decided on before the relevant Preference Shares, or other such shares, were first allotted or that is/are provided for in these Articles.

In the case of the Company declaring, or setting aside any sum for the payment of, any dividends on any series of Preference Shares which are issued in satisfaction of an obligation existing on 27 April 2004 and which rank behind the Preference Shares or other shares of the Company in sharing in the Company's profits, unless the Directors decide otherwise before Preference Shares of that series are first allotted, the amount of the profits of the Company which can be distributed and can be declared for the purposes of Articles 5.5 and 5.6, or set aside, shall be calculated on the basis that the amount of the profits of the Company which can be distributed has been reduced by the amount which would have been declared and paid on the Preference Shares or other shares of the Company ranking in priority to the series of Preference Shares which have been issued in satisfaction of the obligation referred to above had dividends been declared and paid in full on those Preference Shares or other shares of the Company.";

(n) by inserting at the end of the first sub-paragraph of Article 10.1 after the words "profits or assets of the Company" the words ", other than a series of Junior Preference Shares if, and to the extent that, the Directors have so decided before Junior Preference Shares of that series are first allotted that the provisions of this sub-paragraph shall not apply to such Junior Preference Shares";

(o) by inserting, at the end of the second sub-paragraph of Article 10.3, the words "and whether the requirement to declare and pay dividends in full under Article 5.5 applies"; and

(p) by the insertion of the following new Article 17A:

"Share warrants to bearer

17A.1 The Company can, under the powers given by, and *subject* to the provisions of, the Companies Act, issue share warrants to bearer in respect of any *fully paid shares*. Accordingly, the Directors can, whenever they consider it appropriate and upon receipt of an application in writing by the person for the time being named in or entitled to be entered in the

Register as a holder of the shares in respect of which the warrant is to be issued, issue a warrant stating that the bearer of the warrant is entitled to the shares specified in the warrant and can provide for the payment of future dividends or other moneys in respect of the shares included in such warrant by way of coupons or otherwise.

17A.2 *Subject* to the provisions of this Article 17A and the Companies Act, the bearer of a warrant shall be deemed to be a *member* of the Company and shall be entitled to the same privileges and advantages as he would have had if his name had been included in the Register as the holder of the shares specified in the warrant.

17A.3 The Company shall not permit more than one person to be the holder of a warrant.

17A.4 No person shall, as the bearer of a warrant, be entitled (a) to sign a *requisition* by shareholders to call a shareholders meeting or to give notice of intention to submit a resolution to a shareholders meeting, or (b) to attend or vote, personally or by his *proxy*, or exercise any privilege as a *member* at a shareholders meeting, unless he has deposited his warrant, in case (a), before or at the time of lodging such *requisition* or giving such notice of intention as aforesaid or, in case (b), at least three days before the day fixed for the shareholders meeting, at the Registered Office or at such other place as may be specified in the notice of the shareholders meeting, and unless the warrant remains so deposited until after the shareholders meeting and any adjournment of it has been held.

17A.5 The Company shall deliver a certificate to any person who deposits a warrant at the Registered Office or at such other place as may be specified in a notice of a shareholders meeting as described in Article 17A.4. The certificate shall state such person's name and address and describe the shares included in the warrant so deposited and state the date of issue of the certificate. The certificate shall entitle such person, either personally or by *proxy,* to attend and vote at any shareholders meeting at which he is entitled to attend and vote held within three months from the date of the certificate and prior to the return of the certificate to the Company under Article 17A.6 in the same way as if he were the registered holder of the shares specified in the certificate.

17A.6 Upon the return of the certificate to the Company, the bearer of the certificate shall be entitled to the return of the warrant in respect of which the certificate was given.

17A.7 The Directors can from time to time make such other arrangements as they think fit, in addition to or in place of the arrangements referred to in Articles 17A.4 and 17A.5, for a person entitled to a warrant held through a recognised clearing house to exercise the rights of the bearer of the warrant in relation to shareholders meetings.

17A.8 The holder of a warrant shall not, except to the extent described above, be entitled to exercise any right as a *member* unless (if called upon by any Director or the Secretary so to do) he produces his warrant or the certificate of its deposit, and states his name and address.

17A.9 The Directors can issue new warrants or coupons on such basis, and in respect of such number of shares, as they consider appropriate at the time and can at any time amend any warrant then in issue so that, as a result, the number of shares which such warrant represents at the time is accurately shown. The provisions of Article 28 (other than Article 28.6) apply to the replacement of warrant certificates as they do to the replacement of share certificates and references in that Article to "**shareholder**" shall, for this purpose, be deemed to be references to "a bearer of a warrant".

17A.10 The shares included in any warrant shall be transferred by the delivery of the warrant without any written transfer and without registration, and the provisions in the Articles in relation to the transfer of shares shall not apply to shares included in a warrant.

17A.11 Upon the surrender by the bearer of a warrant, together with the outstanding dividend coupons, if any, in respect thereof, to the Company for cancellation, and delivery of an application in writing signed by the bearer, in any form which the Directors approve, requesting that the bearer of the warrant should be registered as a *member* in respect of the shares included in the warrant, the bearer of a warrant shall be entitled to have his name entered as a *member* in the Register in respect of the shares included in the warrant. However, the Company shall not be responsible for any loss or damage incurred by any person by reason of the Company entering in its Register upon the surrender of a warrant the name of any other person who is not the true and lawful owner of the warrant surrendered.

17A.12 Subject to any legislation from time to time, any notice to the bearer of a warrant or to any other person who holds or is interested in shares in the Company in bearer form or any related coupons or talons (if any) shall be sufficiently given if advertised in such newspaper or newspapers as the Directors, in their discretion, shall consider appropriate or by such other means as the Directors consider appropriate (including, but without limiting the Directors' discretion, if warrants are held through a recognised clearing house, by arranging for the notice to be given through that recognised clearing house). If notice is given by newspaper advertisement, it shall be deemed given on the day when the advertisement appears and, if notice is given through a recognised clearing house, it shall be deemed given on the day the notice is issued by the recognised clearing house.

17A.13 The Directors can, on such basis as they consider appropriate at the time, make and vary the conditions upon which warrants can be issued and any matters incidental to the warrants. Subject to this Article 17A, the bearer

of a warrant shall be subject to the conditions for the time being in force relating to warrants whether made before or after the issue of such warrant."

THE COMPANIES ACTS 1985 to 1989

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION OF

HBOS plc

(Amended by Special Resolution passed 12 June 2001)

1 The Company's name is "HBOS plc".

2 The Company is to be a public company.

3 The Company's registered office is to be situated in Scotland.

4 The Company's objects are:

4.1 To **acquire** and hold, directly or indirectly, all or any part of the issued share capital of Halifax Group plc and the Bank of Scotland and generally to carry on all or any of the businesses of a **holding company** and to co-ordinate and regulate all or any part of the businesses and operations of any and all **companies**, firms and businesses controlled directly or indirectly for the time being by the Company or in which the Company is interested for the time being, whether as a shareholder or otherwise and whether directly or indirectly, and to **acquire** and hold, either in the name of the Company or in that of any nominee or trustee, shares, stocks, debentures, debenture stock, bonds, notes, obligations and **securities** issued or guaranteed by any **company**, corporation or undertaking wherever incorporated or carrying on business and to co-ordinate the policy management and administration of any **companies**, corporations or undertakings in which the Company is a member or participant or which are controlled by or associated with the Company in any manner.

4.2 To carry on business as an investment **holding company** and to **acquire**, invest in and hold by way of investment, shares, stocks, debentures, debenture stock, bonds, bills, notes, obligations, certificates of deposit, mortgages, policies of assurance and **securities** of all kinds created, issued or guaranteed by any **company**, association or partnership, whether with limited or unlimited liability, constituted or carrying on business in any part of the world, or by any individual **person**, or by any government, sovereign, ruler, commissioners, public body or authority, supreme, municipal, local or otherwise, in any part of the world, units of and participants in any trust, scheme, mutual fund or collective investment scheme in any part of the world.

4.3 To carry on the business of banking and the provision of financial services in each case in all their forms. This includes all financial transactions and any other business carried on in any part of the world now or in the future by banks, finance houses, financial intermediaries, financial advisers, guarantee **companies**, financial managers and/or consultants, financial services **companies**, , merchant banks or other similar businesses. These include but are not limited to:

- borrowing, raising and taking in money in any way and on any terms;
- depositing, lending or advancing money, **securities** or other **property** (with or without taking security) and providing liquidity support or other financial assistance or facilities;
- issuing, subscribing for, guaranteeing that any **person** will subscribe for, any kind of underwriting, buying, selling, discounting, holding, guaranteeing, transferring and dealing with or trading in the following, relating to any **person**:
- obligations;
- instruments (whether negotiable or not);
- **securities**; or
- derivative instruments of whatever nature;
- granting and issuing letters of credit and negotiable instruments;
- dealing in any kind of commodities or other physical things;
- receiving cash, **securities** and any kind of valuables on deposit, or for safe keeping, or in any other way;
- collecting and transmitting money and **securities**;
- carrying on business as providers of leasing, hire purchase or credit sale facilities;
- managing **property**;
- buying, selling and dealing in bullion, foreign exchange, precious and other metals and commodities of every kind;
- acting as agent, broker or provider of any kind of life assurance, industrial assurance, general insurance, re-insurance or other kinds of non-life insurance; and
- undertaking or acting as agents, consultants or advisers in relation to, or in connection with, the management of **property** or insurance of every kind, all aspects of taxation and pension matters and the management and investment of money and generally to transact every kind of agency, consultancy and advisory business.

4.4 To guarantee the payment of any money, or the discharge or performance of any obligation of any kind, by any **person**, and to give, and take, counter-guarantees, indemnities or security in any form to or from any **person**.

4.5 To do any of the following (alone or with others):

- to act as any kind of trustee (including a custodian trustee or trust corporation);
- to act as the personal representative of anyone's estate after his death;
- to act as trustee of any **securities**;
- to act as receiver or treasurer or as a trustee for a receiver or treasurer;
- to act as manager or trustee of any unit trust, investment trust or any other form of investment of any kind;

- to issue any type of charge card, credit card, debit card, payment card or any other type of card, token, voucher or similar document issued by, or for, any bank, and to carry on any business relating to any of them;
- to finance or assist in financing the acquisition, construction, development, sale, hire or lease of any real or personal **property** or infrastructure;
- to act as agent, broker or provider of any kind of life assurance, industrial assurance, general insurance, re-insurance or other kinds of non-life insurance;
- to buy or sell **securities** of any kind (including derivative products) for the account of the Company or for any other **person** and to provide any services which may be ancillary to this business;
- to act as forwarding agents, travel and shipping agents, commission agents, surveyors, architects, valuers, auditors, **property** consultants and managers, land and estate agents and loss adjusters and generally to undertake and carry on every kind of professional and agency business in all its forms;
- to carry on the business of providing secretarial, managerial, consultancy, accountancy, statistical, legal and any executive, supervisory or advisory services of any kind for, or in relation to, any **company, person, property** or business;
- to carry on the business of selling, installing, operating, renting and providing, data processing, storage and retrieval equipment and systems, computers, computer bureaux services and communication systems of every kind;
- to act as agent, broker or provider of pensions or pensions advice or as the manager or administrator of pension schemes or their assets;
- to seek for and secure, and to use and develop, any openings for the employment of capital;
- to keep any register, record or account relating to any **securities** or funds; and
- to carry out any duties relating to **securities** or funds, including registering transfers and issuing certificates.

4.6 To take any action (including accepting any kind of obligation) which may:

- uphold, or support, the credit of the Company;
- obtain, maintain or restore public confidence; or
- avoid or minimise financial disturbances which are affecting, or may affect, the Company's business, either directly or indirectly.

4.7 To **acquire** any **property**, business or rights which appear to be necessary or convenient for the Company's purposes or which contribute to the Company's interests.

4.8 To sell, secure (by mortgage charge or lien, or other form of security), develop, lease, improve and operate or use any **property**, business or rights belonging to the Company or which the Company may be interested in.

4.9 To accept any **securities**, or other obligations, of any **company** in consideration for any **property** which has been, or may be, let, sold, or disposed of in any other way or in consideration for any services which have been, or may be, provided.

4.10 To share profits, merge, enter into a joint venture, amalgamate or co-operate with any **person** who carries on, or proposes to carry on, any business within the Company's objects and to **acquire** and hold any **securities** of any such **company**.

4.11 To form, or promote, or be involved in forming or promoting, any **company** whose objects:

- include carrying on any business which the Company is authorised to carry on;
- include acquiring, or taking over, any of the Company's assets or liabilities; or
- may in any way advance the objects or interests of the Company, either directly or indirectly.

4.12 To **acquire** and hold the **securities** of any **company** referred to in Clause 4.11 or of any other **person** and to guarantee any payment on any **securities** issued by any such **company** or any other obligation of any such **company**.

4.13 To **acquire** in any way, hold and sell any **securities** of any **person** whose objects are, either wholly or partly, similar to the Company's or which may promote or advance the Company's interests. The **securities** can be **acquired** either by the Company alone or together with any other **person**. The **securities** can be held in the Company's name or in the name of a nominee.

4.14 To exercise and enforce all rights and powers given by, or connected with, the ownership of any of the **securities** referred to in Clause 4.13, including any powers of veto or control which the Company has by holding those **securities**.

4.15 To carry on any business or activity which is within the Company's objects or powers by or through **subsidiaries**, or **companies** which are controlled, either directly or indirectly, by the Company and to co-ordinate the administration of any of these **companies** and provide all kinds of services and facilities for any or all of them.

4.16 To apply for, and promote, any charter, statute, regulation, licence or concession, and to ask for any action or authorisation from any **person** anywhere in the world who has legislative or regulatory powers, in order to:

- extend or change the Company's objects and powers;
- alter the Company's constitution; or
- enable the Company to carry out its objects or to carry them out better.

4.17 To award pensions, allowances, gratuities and bonuses to past or present directors, officers, employees, agents or consultants or other connected **persons** (including their dependants and **people** connected with them) of any of the following **companies** or other bodies:

- the Company or any **holding company** of the Company;
- any body, whether or not incorporated, in which the Company or any **holding company** of the Company has or had any kind of direct or indirect interest;
- any body, whether or not incorporated, in which any subsidiary of the Company has or had any kind of direct or indirect interest, including any building society which has merged with a subsidiary of the Company;
- any body, whether or not incorporated, which is allied to or associated with the Company or any **holding company** of the Company;

- any **subsidiary** of any **company** or other body referred to in this Clause 4.17; or
- any body, whether or not incorporated, acquired by the Company or by any subsidiary of the Company (including any building society, the business of which is transferred to the Company or any subsidiary of the Company under Section 97 of the Building Societies Act 1986 (as amended)).

4.18 To set up and maintain, or be involved in any other way with setting up and maintaining, trusts, funds or schemes (whether contributory or non-contributory) intended to provide pensions, or other benefits, for any of the **people** referred to in Clause 4.17.

4.19 To set up, maintain and contribute to any scheme or arrangement for encouraging or facilitating the holding of shares or other **securities** in the Company or any **company** associated with it by, or for the benefit of, any of the **people** referred to in Clause 4.17 or any scheme for sharing profits with those **people** and (as far as permitted by law) to lend money to those people with a view to enabling them to **acquire** shares or other **securities** in the Company or any **company** associated with it.

4.20 To form, support, or subscribe to, any charitable funds or institutions, or any benevolent schemes or projects of public or general interest, where the Directors consider that the Company's support may be likely to benefit the Company, its **members** or any of the **people** referred to in Clause 4.17, directly or indirectly.

4.21 To set up and maintain any club or other establishment, or any scheme which is intended to advance the interests of the Company or of any of the **people** referred to in Clause 4.17.

4.22 To take out and renew insurance for, or for the benefit of, any of the people referred to in Clause 4.17.

This insurance can include insurance against any liability which any of the people referred to in Clause 4.17 have:

- as a result of anything they do, or do not do, in carrying out or trying to carry out their duties, or using or trying to use their powers in relation to the Company, or any of the other **companies**, **subsidiaries** or other bodies which are referred to in Clause 4.17; or
- in any other way in connection with their duties, powers or posts in relation to the Company or any of the other **companies**, **subsidiaries** or other bodies which are referred to in Clause 4.17.

4.23 To take out and renew insurance for, or for the benefit of any trustees of any pension fund which the Company's employees, or employees of any other **company** or other body referred to in Clause 4.17, are interested in. This insurance can include insurance against any liability referred to in Clause 4.22 in relation to their duties as trustees of any such pension funds.

4.24 To indemnify, or exempt, any of the **people** referred to in Clauses 4.22 and 4.23 in any other way against, or from, any liability referred to in those Clauses so far as the law allows.

4.25 To pay and discharge all or any expenses, costs and disbursements, to pay commissions and to remunerate any **person** for services rendered or to be rendered, in connection with

the formation, promotion and flotation of the Company and the underwriting or placing or issue at any time of any **securities** of the Company or of any other **person.**

4.26 To the extent permitted by law, to give any kind of financial assistance, directly or indirectly, for the acquisition of shares in the Company or any **holding company** of the Company or for the reduction or discharge of any liability incurred for the purpose of such an acquisition.

4.27 To issue, allot and grant options over securities of the Company for cash or otherwise or in payment or part payment for any real or personal property or rights therein purchased or otherwise acquired by the Company or any services rendered to, or at the request of, or for the benefit of, the Company or as security for, or indemnity for, or towards satisfaction of, any liability or obligation undertaken or agreed to be undertaken by or for the benefit of the Company, or in consideration of any obligation or liability (even if valued at less than the nominal value of such securities) or for any other purpose.

4.28 To carry out any of the objects set out in Clauses 4.2 to 4.28 as principal or agent, or by or through trustees or agents, or in any other way. This can be done in partnership or on a joint account, or as a joint venture with any **person**. The objects can be carried out in any part of the world.

4.29 To carry on any other trade or business whatever which can, in the Directors' opinion, be advantageously carried on by the Company in connection with, or incidental to, any of the businesses referred to in Clauses 4.3 to 4.28 or the general business of the Company.

4.30 To do all such other things as may be deemed, or as the Company considers, incidental, or conducive to the attainment of the above objects or any of them.

5 The following interpretation rules apply to Clause 4.

5.1 The objects set out in Clauses 4.1 to 4.30 are not to be interpreted narrowly. The widest interpretation possible shall be given to them. Unless the context expressly requires it, Clauses 4.1 to 4.30 will not be in any way limited to, or restricted in any way by:

- any other object, or objects, set out in any Clause;
- the terms of any other Clause; or
- the Company's name.

5.2 None of Clauses 4.1 to 4.30 shall be treated as subordinate or incidental to any other Clause. This also applies to the objects stated in Clauses 4.1 to 4.30 and the powers given by those Clauses. The Company will have full power to use any of the powers and to achieve or to try to achieve any of the objects which are set out in any one or more of those Clauses.

6 The following interpretation rules apply to this Memorandum.

- Any examples do not restrict the width or meaning of the object or objects which they relate to.
- "**Acquire**" means to **acquire** in any way, including purchasing, taking on lease or in exchange, hiring, subscribing for, or otherwise acquiring, and for any kind of estate or interest. The acquiring can be by contract, tender, underwriting or in any other way and on any terms and conditions and can be either direct or indirect.

- "**company**" includes any company or corporate body established anywhere in the World.
- "**Member**" means a shareholder of the Company.
- "**Person**" and "**people**" includes any company, corporate body, partnership, firm, government, authority, body or society (whether incorporated or not).
- "**Property**" includes real, heritable and personal property of any kind and any interest in, or right to, any such property.
- "**Securities**" include any shares, stocks, debentures, debenture stock, bonds, notes or warrants. These can be either fully paid or partly paid.
- "**Holding company**" and "**subsidiary**" have the same meaning as in the Companies Act 1985 (as amended), but "**holding company**" also includes any other parent undertaking and "**subsidiary**" also includes any other subsidiary undertaking, as defined in that Act.

Words and expressions defined in Article 2.1 of the Articles of Association of the Company have the same meaning in this Memorandum unless the context requires a different meaning. Various words and expressions used in this Memorandum are explained in the Glossary which appears at the end of the Articles of Association of the Company. Words and expressions explained in the Glossary are printed in italics in this Memorandum. The Glossary is not a part of the Memorandum and does not affect its meaning.

7 The liability of the members is limited.

8 The Company's share capital is £50,000 divided into 50,000 shares of £1 each[1].

WE, the subscribers to this Memorandum of Association, wish to be formed into a Company pursuant to this Memorandum; and we agree to take the number of shares shown opposite our respective names.

[1] On 12 June 2001, the authorised share capital of the Company was sub-divided into 200,000 ordinary shares of 25p each.

Conditional upon a scheme of arrangement to be made between the Governor and Company of the Bank of Scotland (the "Bank of Scotland") and the holders of ordinary stock units in the Bank of Scotland under section 425 of the Companies Act 1985 (which became effective on 3rd September 2001), the share capital of the Company was increased from £50,000 to £904,000 000 by the creation of 1,599,800,000 ordinary shares of 25p each, 375,000,000 1/4% preference shares of £1 each, 125,000,000 9 3/4% preference shares of £1 each, 250,000 8.117% non-cumulative perpetual preference shares, Class A of £10 each, 150,000 7.754% non-cumulative perpetual preference shares, Class B of £10 each.

Conditional upon a scheme of arrangement to be made between Halifax Group plc and its shareholders under section 425 if the Companies Act 1985 (which became effective on 4th September 2001), the share capital of the Company was increased from £904,000,000 to £2,889,000,000 and Euro 1,500,000,000 by the creation of 3,140,000,000 ordinary shares of 25p each, 200,000,000 6 1/8% preference shares of £1 each, 100,000,000 preference shares of £1 each and 1,500,000,000 preference shares of 1 Euro each (which become effective on 4th September 2001).

On 29 April 2003, the share capital of the company was increased from £2,889,000,000 and €1,500,000,000 to £3,889,000,000, €1,500,000,000 and US$2,500,000,000 by the creation of an additional 1,000,000,000 preference shares of £1 each and 2,500,000,000 preference shares of US$1 each.

Names and addresses of Subscribers		Number of shares taken by each subscriber
1	For and on behalf of Jordans (Scotland) Limited 24 Great King Street Edinburgh EH3 6QN	One
2	For and on behalf of Oswalds of Edinburgh Limited 24 Great King Street Edinburgh EH3 6QN	One
	Total shares taken	Two

Dated this 3rd May, 2001.

Witness to the above Signatures: Cathie Balneaves
24 Great King Street
Edinburgh
EH3 6QN

Company Registration Agent

Linklaters

The Companies Act 1985

Public Company Limited by Shares

ARTICLES OF ASSOCIATION

(Adopted on 31 August 2001 as amended by Special Resolution dated 27 April 2004)

of

HBOS plc

LINKLATERS
One Silk Street
London EC2Y 8HQ

Telephone: (44-20) 7456 2000
Facsimile: (44-20) 7456 2222

Ref: JLF/EW

1 Table A and other standard regulations do not apply

The regulations in Table A of the Companies (Tables A to F) Regulations 1985 (and any similar regulations in any other legislation relating to companies) do not apply to the Company.

2 The meaning of the Articles

2.1 The following table gives the meaning of certain words and expressions as they are used in the **Articles**. However, the meaning given in the table does not apply if it is not consistent with the context in which a word or expression appears. At the end of the **Articles** there is a Glossary which explains various words and expressions which appear in the text. The Glossary also explains some of the words and expressions used in the Memorandum. The Glossary is not part of the Memorandum or **Articles** and does not affect their meaning. Throughout the **Articles**, those words and expressions defined in this Article 2.1 are printed in bold and those explained in the Glossary are printed in italics. Words and expressions explained in the Glossary are also printed in italics in the Memorandum.

Words	Definitions
amount (of a share)	This refers to the nominal amount of the share.
Additional Preference Shares	Further Preference Shares which rank equally with the Initial Preference Shares as described in Article 4.7.
Articles	The Company's Articles of Association.
Auditors	The Company's auditors.
Bank of Scotland	The Governor and Company of the Bank of Scotland.
Bank of Scotland Scheme	The scheme of arrangement pursuant to section 425 of the Companies Act dated 13 June 2001 between Bank of Scotland and its proprietors in connection with its merger with Halifax Group.
Chairman	The chairman of the board of Directors.
Class A Perpetual Preference Shares	8.117% non-cumulative perpetual preference shares of £10 each.
Class B Perpetual Preference Shares	7.754% non-cumulative perpetual preference shares of £10 each.
Companies Act	The Companies Act 1985.
company	Includes any company or corporate body established anywhere in the world.
the Company	HBOS plc.
Directors	The executive and non-executive directors of the Company who make up its board of Directors.

Words	Definitions
dividend arrears	Any dividend arrears. This would apply to any dividends on shares with a right to cumulative dividends, which could not be paid, but which have been carried forward.
existing Preference Shares	Preference Shares which are in issue at the relevant time.
existing shares (of any kind)	Shares which are in issue at the relevant time.
FSA	The Financial Services Authority or any other person or body which is the regulator of the Company's business at the relevant time.
Further Preference Shares	Preference Shares other than the Initial Preference Shares.
Group	The Company together with its subsidiaries.
Halifax	Halifax plc.
Halifax Group	Halifax Group plc.
Halifax Group Scheme	The scheme of arrangement pursuant to section 425 of the Companies Act dated 13 June 2001 between Halifax Group plc and the holders of its ordinary shares in connection with its merger with Bank of Scotland.
Initial Preference Shares	The 9¼% Preference Shares and 9¾% Preference Shares.
in writing	In writing, or any substitute for writing, or both including electronic communication but only to the extent that both the Company and the other party or parties to the communication have agreed to accept it in such form.
Junior Preference Shares	Further Preference Shares which, as regards their rights to share in profits or assets, rank behind the Initial Preference Shares, the Additional Preference Shares and any other Preference Shares (whether then issued or to be issued subsequently) which the Directors decide, before the Further Preference Shares which are to be issued as Junior Preference Shares are allotted, are to rank in priority to such Further Preference Shares.
legislation	The Companies Act, the Regulations and all other laws and regulations applying to the Company.
London Stock Exchange	London Stock Exchange plc.
Ordinary Shares	The Company's ordinary shares.

Words	Definitions
Ordinary Shareholder	A holder of the Company's Ordinary Shares.
paid-up share	Includes a share which is treated (credited) as paid up.
pay	Includes any kind of reward or payment for services.
Preference Shares	The Company's preference shares. Any Preference Shares with a right to cumulative dividends are called Cumulative Preference Shares. Any Preference Shares with a right to non-cumulative dividends are called Non-Cumulative Preference Shares.
$6^1/_8$% Preference Shares	The non-cumulative redeemable Preference Shares which have a dividend rate of $6^1/_8$% each year.
9¼% Preference Shares	The non-cumulative irredeemable Preference Shares which have a dividend rate of 9¼% each year which are to be issued pursuant to the Bank of Scotland Scheme. Any reference to Preference Shares includes the 9¼% Preference Shares.
9¾% Preference Shares	The non-cumulative irredeemable Preference Shares which have a dividend rate of 9¾% each year which are to be issued pursuant to the Bank of Scotland Scheme. Any reference to Preference Shares includes the 9¾% Preference Shares.
Preference Shareholder	A holder of the Company's Preference Shares.
Priority Preference Shares	The Initial Preference Shares and any other Preference Shares ranking equally with the Initial Preference Shares as described in Article 4.7.
recognised clearing house	A clearing house granted recognition under the Financial Services Act 1986.
recognised investment exchange	An investment exchange granted recognition under the Financial Services Act 1986.
Register	The Company's register of members.
Registered Office	The Company's registered office.
Regulations	The Uncertificated Securities Regulations 1995.
rights (of any share)	The rights attached to the share at the time it is issued or at any later time.
Scheme	The scheme of arrangement pursuant to section 425 of the Companies Act entered into by Halifax under which Halifax Group plc became the holding company of Halifax.
Seal	The Company's Common Seal, any facsimile seal authorised under Article 130.6 or any official seal kept

Words	Definitions
	by the Company under Section 40 of the Companies Act (called a "Securities Seal").
Secretary	Any person appointed by the Directors to do work as the Company Secretary including (without limit) any deputy or assistant secretary.
share capital	This refers to the Company's authorised share capital.
shareholder	A holder of the Company's shares.
shareholders meeting	Includes both a General Meeting of the Company and a meeting of holders of any class of the Company's shares.
subsidiary	A "subsidiary undertaking", as defined in Section 258 of the Companies Act.
terms of a share	The terms on which a share is issued or such terms as subsequently amended.
Transfer Agreement	The agreement to transfer the business of Halifax Building Society to Halifax under Section 97 of the Building Societies Act 1986.
UK Listing Authority	The Financial Services Authority in its capacity as competent authority under the Financial Services Act 1986.
United Kingdom	Great Britain and Northern Ireland.
Vesting Day	The day on which the business of Halifax Building Society was transferred to Halifax in accordance with the Transfer Agreement.
working day	a day, other than a Saturday, Sunday or public holiday when banks in England are open for business.

2.2 References to "**debenture**" include "**debenture stock**" and references to a "**debenture holder**" include a "**debenture stockholder**".

2.3 Where the **Articles** refer to a person who is entitled to a share by law, this includes a person who is entitled to the share as a result of the death or bankruptcy of a **shareholder**.

2.4 Where the **Articles** refer to a share (or a holding of shares) being in *uncertificated form*, this refers to that share being an uncertificated unit of a security. Where the **Articles** refer to a share (or a holding of shares) being in *certificated form*, this refers to the share being a unit of a security title to which is evidenced by a certificate.

2.5 Words which are in the singular may also be read as being in the plural and the other way around.

2.6 Words which are in the masculine form may also be read as referring to the feminine or to other bodies or persons.

2.7 References to a "**person**" or "**people**" include any **company**, corporate body, partnership, firm, government authority, body or society (whether incorporated or not).

2.8 Any headings in the **Articles** are only included for convenience. They do not affect the meaning of the **Articles**.

2.9 When an Act or the **Regulations**, or a section of an Act or the **Regulations**, is referred to, this includes any amendment to the Act or the **Regulations** or section, as well as its inclusion or re-enactment (with or without modification) in a later Act or later Regulations.

2.10 References to an Act, the **Regulations** or the **Articles** are to the version which is current at any particular time.

2.11 Where the **Articles** give any power or authority to any person, this power or authority can be used on any number of occasions, unless the way in which the words are used does not allow this meaning.

2.12 Any word which is defined in the **Companies Act** or the **Regulations** means the same in the **Articles**, unless the **Articles** define it differently or the way in which the word is used is inconsistent with the definition given in the **Companies Act** or the **Regulations**.

2.13 Where the **Articles** say that anything can be done by passing an Ordinary Resolution, this can also be done by passing a Special Resolution or an Extraordinary Resolution.

2.14 Where the **Articles** refer to changing the **amount** of shares, this means doing any or all of the following:

- subdividing the shares into other shares with a smaller nominal amount;
- *consolidating* the shares into other shares with a larger nominal amount; and
- dividing shares which have been consolidated into shares with a larger nominal amount than the original shares had.

2.15 Where the **Articles** refer to any document being "**made effective**", this means being signed, sealed or executed in some other legally valid way.

2.16 Where the **Articles** refer to "months" or "years", these are calendar months or years.

2.17 The **Articles** which apply to fully paid shares can also apply to stock. References in the **Articles** to "**share**" or "**shareholder**" include "**stock**" or "**stockholder**".

2.18 Where the **Articles** refer to "**communication**" and "**electronic communication**", these terms have the same meaning in the **Articles** as in the Electronic Communications Act 2000. References to "**electronic communication**" include email, facsimile, CD-Rom, audio tape and telephone transmission and publication on a web site.

2.19 Where the **Articles** refer to "**address**", this includes, in relation to electronic communication, any number or address used for the purpose of the electronic communication.

SHARE CAPITAL

3 Form of the Company's Share Capital

3.1 **The Company's share capital** at the date of adoption of these **Articles** consists of 4,740,000,000 **Ordinary Shares** of 25p each, 375,000,000 **9¼% Preference Shares** of £1 each, 125,000,000 **9¾% Preference Shares** of £1 each, 200,000,000 **$6^1/_8$% Preference Shares** of £1 each, 1,000,000,000 **Preference Shares** of £1 each, 1,500,000,000 **Preference Shares** of EUR 1 each, 250,000 **Class A Perpetual Preference Shares** of £10 each and 150,000 **Class B Perpetual Preference Shares** of £10 each.

3.2 The rights of **the Company's Ordinary Shares** to income and capital are as follows:

3.2.1 *Rights to income*

Any profits of any financial year which the **Directors** or **Ordinary Shareholders** (*subject to* Article 134) decide to distribute to the **Ordinary Shareholders** in proportion to the amounts paid up on their **Ordinary Shares**. This is *subject to* the rights of any other class of shares which then exist.

3.2.2 Rights to capital

If there is a return of capital because **the Company** is wound up, **the Company's** *assets* which are left after paying its *liabilities* will be distributed to the **Ordinary Shareholders** in proportion to the amounts paid up on their **Ordinary Shares**. This is *subject to* the rights of any other class of shares which then exist.

PREFERENCE SHARES

4 The rights of the Preference Shares

4.1 **Preference Shares** can be *issued* in one or more separate series, each of which will constitute a separate class of shares. Each series will be identified in the way that the **Directors** decide, and they do not have to make any changes to the **Articles** to do this. The rights of the **Preference Shares** and the restrictions which apply to them will be determined in accordance with Articles 4 to 11 and such other Articles as are relevant.

4.2

4.2.1 The rights of the **Initial Preference Shares** to share in profits and *assets rank* ahead of the rights of any other shares. Every **Initial Preference Share** *ranks* equally with every other **Initial Preference Share**. The **Initial Preference Shares** also *rank* equally with any **Further Preference Shares**, to the extent that the terms of *issue* of those other shares say that they *rank* equally with the **Initial Preference Shares** and such shares have been *issued* in accordance with Article 4.7.

4.2.2 If the **Further Preference Shares** are *issued* on an equal basis in accordance with Article 4.7, they *rank* equally with the **Initial Preference Shares** and references to the **Initial Preference Shares** in this Article 4.2 are deemed to include references to such **Further Preference Shares**.

4.2.3 If any **Further Preference Shares** are issued and do not *rank* equally with the **Initial Preference Shares** to share in profits or *assets*, the **rights** of such **Further Preference Shares** to share in profits or *assets* will *rank* behind the **Initial Preference Shares** but will otherwise *rank* as regards the rights of any other shares as the **Directors** shall decide before the **Further Preference Shares** are first allotted. Such **Further Preference Shares** also *rank* equally with any other shares to the extent that the terms of those other shares say that they *rank* equally with the **Further Preference Shares**.

4.3 A series of **Preference Shares** will also have the particular rights which the **Directors** decide to give them. The **Directors** must decide on the particular rights before the **Preference Shares** of that series are first *allotted*. The particular rights must not, however, conflict with the provisions of Articles 4 to 11 except to the extent permitted by Article 4.10. The terms of any series of **Preference Shares** can be set out in language which reflects the substance, rather than the language, of the **Articles**.

4.4 The **Directors** can *exercise* the powers of **the Company's shareholders** under Article 14 to *consolidate* and/or divide shares in relation to the **Preference Shares**. This power is not intended to restrict the wider authority of the **Directors** to give extra rights to **Preference Shares**, or to restrict the authority given by Article 7.12.

4.5 Where Articles 4 to 11 give the **Directors** the power to decide on the particular terms to be attached to any series of **Preference Shares**, these do not have to be the same as the particular terms which are attached to any existing series of **Preference Shares**.

4.6 Unless the rights attached to any **Preference Share**, or the terms of any **Preference Share**, or the **Articles** provide otherwise, a dividend, or any other money payable in respect of a **Preference Share** can be paid to a **shareholder** in whatever currency the **Directors** decide, using an appropriate exchange rate selected by the **Directors** for any currency conversions which are required.

4.7 **The Company** may from time to time create and *issue* further **Preference Shares** (in this Article 4 called "**Additional Preference Shares**" (except for Article 4.2 where they are referred to as **Further Preference Shares**) and together with the **Initial Preference Shares** called the "**Priority Preference Shares**") which *rank* equally with (but not in priority to) the **Initial Preference Shares** as regards their rights to share in profits and *assets*. Subject to Article 10, any such **Additional Preference Shares** may either carry identical rights and restrictions to share in profits and *assets* as the **Initial Preference Shares,** the **Further Preference Shares** or any other series of **Additional Preference Shares** or rights and restrictions differing from those shares (including whether or not any dividends are required by Article 5.5 to be *declared* and paid in full on the **Additional Preference Shares**).

4.7.1

However, no such **Additional Preference Shares** may be *issued* unless:

(i) at the time of such proposed *issue* and in relation thereto the **Auditors** have reported **in writing** to **the Company** that immediately following such *issue* the aggregate *nominal amount* of the **Additional Preference Shares** to be *issued*, when added to the aggregate *nominal amount* of the **Priority Preference Shares** for the time being *in issue*, will not exceed an amount equal to 25 per cent of the **Adjusted Capital and Reserves** as defined in Article 4.9; and

(ii) the average of the profit after taxation and before extraordinary items and dividends on an annualised basis for the most recent three accounting reference periods of **the Company** to have ended prior to the date of such *issue* as shown in the **Relevant Accounts**, for each such period exceeds four and one half times the aggregate annual amount of the dividends (exclusive of any imputed tax credit available to **shareholders**) payable in the then current accounting reference period on the whole of the *issued* share capital of **the Company** which has priority to or *ranks* equally with the **Priority Preference Shares** (including any such share capital then being *issued*).

4.8 The *issue* of further shares which *rank* in priority to, or equally with the **Priority Preference Shares** in the profits or *assets* of **the Company** will be deemed to be a variation of the *special rights* attached to such shares unless the *issue* of such shares is permitted by Article 4.7. If Article 4.7 allows such an *issue*, such *issue* will be deemed not to be a change or abrogation of the *special rights* attaching to the **Priority Preference Shares**.

4.9 For the purposes of Article 4.7:-

4.9.1 "**the Adjusted Capital and Reserves**" means the aggregate from time to time of:-

- the amount *paid up* or *credited as paid up* on the *issued* share capital of **the Company**; and
- the amount standing to the credit of reserve accounts, including any *share premium account* and revaluation *reserve* and any credit balance on profit and loss account all as shown in the balance sheet from the then latest **Relevant Accounts** (the "**Balance Sheet**") but after;
  - deducting from the aggregate any debit balance on profit and loss account subsisting at the date of the **Balance Sheet** except to the extent that deduction has already been made on that account;
  - deducting any amount referable to goodwill (arising other than on consolidation) or any other intangible *asset* (as that term falls to be interpreted for the purpose of the preparation of a balance sheet in accordance with Schedule 4 to the Companies Act 1985);

- deducting an amount equal to any distribution (other than distributions to any member of the **Group**) out of the profits *accrued* prior to the date of the **Balance Sheet**, in so far as not provided for therein;

- excluding any sums set aside for future taxation (including deferred taxation);

- excluding any amounts attributable to outside interests in subsidiaries;

- making such adjustments as may be appropriate to reflect any variation in the amount of the paid up share capital or *share premium account* since the date of the **Balance Sheet**; and

- making such adjustments as may be appropriate to reflect the *issue* of the **Additional Preference Shares** then to be *issued*;

4.9.2 **the Company** may from time to time change the accounting conventions on which the audited consolidated accounts are based provided that any new convention adopted complies with the requirements of the **Companies Act**;

4.9.3 the "**Group**" means **the Company** and its subsidiaries (if any) (which shall be deemed to include **Halifax Group** and **Bank of Scotland** and their respective subsidiaries in relation to any period prior to the date of adoption of these **Articles**);

4.9.4 "**Relevant Accounts**" means (i) in relation to any financial period ending after the date of the adoption of these **Articles** the audited consolidated accounts of **the Company** and its subsidiaries; and (ii) in respect of the years ended 31 December 1998, 31 December 1999 and 31 December 2000, proforma consolidated accounts of the Company and its subsidiaries prepared using merger accounting principles on the basis of the audited consolidated accounts of **Halifax Group** and its subsidiaries for the year ended 31 December 1998, 31 December 1999 and 31 December 2000, respectively, and **Bank of Scotland** and its subsidiaries for the year ended 28 February 1999, 29 February 2000 and 28 February 2001 respectively in each case as if **Halifax Group** and **Bank of Scotland** had been wholly-owned subsidiaries of **the Company** during such periods; and

4.9.5 a certificate or report by the **Auditors** as to the amount of the **Adjusted Capital and Reserves** or to the effect that a limit imposed by Article 4.7 has not been or will not be exceeded at any particular time or times shall be conclusive evidence of the amount or of that fact.

4.10 **The Company** may from time to time *issue* **Junior Preference Shares**. A series of **Junior Preference Shares** shall have such **rights** to share in the profits and *assets* of **the Company** as the **Directors** shall decide before **Junior Preference Shares** of that series are first allotted. **The Company** may also *issue* **Additional Preference Shares**, as well as **Further Preference Shares** ranking behind the **Priority Preference Shares** as regards their **rights** to share in profits or *assets*, the terms of

issue of which provide that the **Directors** may determine at any time, and without the consent of the holders of such **Preference Shares**, that the **rights** attaching to some or all of such **Additional Preference Shares** or **Further Preference Shares** to share in profits or *assets* shall be varied on such date as the **Directors** may decide so as to constitute the **Preference Shares** whose **rights** have been varied as **Junior Preference Shares**. On variation of the **rights** as referred to in the preceding sentence, the **Junior Preference Shares** shall have such **rights** as the **Directors** shall have decided before the **rights** attaching to the **Additional Preference Shares** or, as the case may be, the **Further Preference Shares** are varied (whether or not such **rights** have been decided by the **Directors** before such **Additional Preference Shares** or **Further Preference Shares** were first allotted). If the **rights** attaching to some only of the **Preference Shares** included in a series of **Preference Shares** are varied, the **Preference Shares** the **rights** of which have been varied shall form a separate series. Except to the extent that these **Articles** expressly require the consent of **shareholders** to any particular matter, the **Directors** may also decide, before any series of **Junior Preference Shares** is first allotted, that the **rights** attaching to that series of **Junior Preference Shares** may conflict with the provisions of Articles 4 to 11.

5 The rights of Preference Shares to profits

5.1 A series of **Preference Shares** shall have such **rights** to a preferential dividend as the **Directors** decide to give it. Other than in respect of the **9¼% Preference Shares**, the **9¾% Preference Shares** and the **6⅛% Preference Shares** to which Articles 5.2, 5.3 and 5.4 apply, respectively, before any **Further Preference Shares** of any particular series are first *allotted*, the **Directors** must decide the following:

- the rate or rates of the dividend, which can be fixed or variable, or how the rate or rates will be decided;
- the date or dates when the dividend will be paid;
- the dates from which dividends will begin to *accrue* and the dates they *accrue* to;
- whether the dividend will be paid in, or based on, a different currency from the currency of the **Preference Shares**;
- whether the rights to receive a dividend are *cumulative* or not;
- in relation to **Non-Cumulative Preference Shares**, whether the provisions of Articles 5.10 to 5.13 will apply; and
- any other terms and conditions relating to the dividend which must be consistent with Articles 5.2 to 5.20.

To avoid any doubt, before any **Preference Shares** of any particular series are first *allotted*, the **Directors** can make it a term or condition of those shares that they will not have a right to a dividend, or that they will only have a right to a dividend in certain circumstances (for example, only after a certain period) or only if (and to the extent) *declared* by the **Directors**, or that they will have a right on the first dividend payment date after *allotment* to a different amount of dividend than would otherwise

be paid for the period ended on that date on the basis of the rate decided by the **Directors**.

The **Preference Shares** will not have any other rights to share in **the Company's** profits.

5.2 The **9¼% Preference Shares** shall have the following rights:-

- The right to receive a fixed preferential dividend calculated at the rate of 9¼% per annum on the amounts paid up or treated (credited) as paid up on such shares. This dividend amount will be in addition to any associated tax credit available to the **shareholder**.
- The right to receive a dividend will be non-cumulative and Articles 5.10 to 5.13 will apply.
- The dividend will be in respect of the half-years ending on (and including) 28 February (or in a leap year 29 February) and 31 August in each year, payable in equal half yearly instalments in arrear on 31 May and 30 November. The dividends payable on 30 November 2001 and 31 May 2002 will be calculated on the basis that the **9¼% Preference Shares** will be deemed to have been *in issue* for the entire periods to which such dividends relate.

5.3 The **9¾% Preference Shares** shall have the following rights:-

- The right to receive a fixed preferential dividend calculated at the rate of 9¾% per annum on the amounts paid up or treated (credited) as paid up on such shares. This dividend amount will be in addition to any associated tax credit available to the **shareholder**.
- The right to receive a dividend will be non-cumulative and Articles 5.10 to 5.13 will apply.
- The dividend will be in respect of the half-years ending on and including 28 February (or in a leap year 29 February) and 31 August in each year, payable in equal half yearly instalments in arrear on 31 May and 30 November. The dividends payable on 30 November 2001 and 31 May 2002 will be calculated on the basis that the **9¾% Preference Shares** will be deemed to have been *in issue* for the entire periods to which such dividends relate.

5.4 The **6⅛% Preference Shares** shall have the following rights:-

- The right to receive a fixed preferential dividend calculated at the rate of 6⅛% per annum on the amounts paid up or treated (credited) as paid up on such shares. This dividend amount will be calculated after deducting any associated tax credit available to the **shareholder**.
- The right to receive a dividend will be non-cumulative and Articles 5.10 to 5.13 will apply.
- The dividend will be in respect of the half-years ending on (but excluding) 31 December and 30 June in each year, payable in equal half yearly instalments in arrear on 15 March and 15 September.

5.5 If, on a dividend payment date, the **Directors** consider that the profits of **the Company** which can be distributed are enough to cover the full payment of:

- dividends payable at that time on the **Preference Shares** (including any **dividend arrears** on any **Cumulative Preference Shares**); and

- all dividends which are payable at that time on any other shares whose rights say that they *rank* equally with the **Preference Shares** in sharing in profits (including any **dividend arrears** on any such shares which have rights to *cumulative dividends*),

then, *subject to* Article 5.8 and the following exceptions in this Article 5.5, the dividends on the **Preference Shares**, and on the other shares referred to in this Article 5.5, must be *declared* and paid *in full.* The exceptions are that:

- the **Directors** can decide, before a particular series of **Preference Shares** or of such other shares are first allotted, that the requirement to *declare* and pay dividends under this Article 5.5 shall not apply to that series of **Preference Shares** or such other shares; and

- if the **Directors** have not so decided but the terms of any series of **Preference Shares** or of such other shares specifically so permit, the **Directors** can, at any time after the *issue* of such **Preference Shares** or such other shares, decide that the requirement to declare and pay dividends in accordance with this Article 5.5 shall not apply from such date as the **Directors** may specify in respect of the whole or any part of that series of **Preference Shares** or of such other shares. If the **Directors** decide that such requirement to *declare* and pay any dividend in accordance with this Article does not apply in respect of part of a series of **Preference Shares** or such other shares, those **Preference Shares** or other shares in respect of which that requirement no longer applies shall form a separate series with effect from the date specified by the **Directors**.

5.6 If, on a dividend payment date, the **Directors** consider that the profits of **the Company** which can be distributed are not enough to cover payment in full of the dividends referred to in Article 5.5, then, *subject to* Article 5.8:-

- the **Directors** must firstly use any distributable profits to *declare* the dividends on the **Priority Preference Shares** and if there are not sufficient distributable profits to *declare* a reduced dividend on the **Priority Preference Shares**. This will be paid in proportion to the dividends which would have been due on each of those shares, if there had been sufficient profits. The dividend which would have been due includes any **dividend arrears** on any of those shares which have rights to *cumulative dividends*; and

- secondly, *subject to* Article 5.17, the **Directors** must use any remaining distributable profits to *declare* the dividends on the **Further Preference Shares** (other than the **Additional Preference Shares**) and if there are not sufficient distributable profits to *declare* a reduced dividend on such **Further Preference Shares**. This will be paid in proportion to the dividends which would have been due on each of those shares if there had been sufficient profits. The dividend which would have been due includes

any **dividend arrears** on those shares which have rights to *cumulative dividends*.

5.7 If it turns out that the dividends should not have been paid, either in full or in part, as set out in Articles 5.5 or 5.6, the **Directors** will not be liable for any loss which any **Preference Shareholder** might suffer as a result, as long as the **Directors** have acted in good faith.

5.8 If the **Directors** consider that paying any dividend on any **Preference Shares** would result in a breach of the *capital adequacy requirements* of the **FSA** which apply to **the Company** and/or any of its subsidiaries, none of that dividend will be declared or paid, unless the **FSA** otherwise agrees.

5.9 If any dividend, or part of a dividend, is not paid on any **Non-Cumulative Preference Shares** for any of the reasons given in Articles 5.6 and 5.8, the holders of those **Non-Cumulative Preference Shares** will not be entitled to make any claim for that dividend.

5.10 If the **Directors** have decided that this Article applies to a particular series of Non-Cumulative Preference Shares before those shares are first allotted (or these **Articles** so provide) and if the whole or part of any dividend on any Non-Cumulative Preference Shares of that series is not paid for any of the reasons given in Articles 5.6 and 5.8, or if the **Directors** have decided that the requirement to *declare* and pay dividends in accordance with Article 5.5 does not apply to a particular series of Non-Cumulative Preference Shares and a dividend is not paid in whole or in part on a dividend payment date, the **Directors** will (or may in the case of any series of Non-Cumulative Preference Shares in respect of which the **Directors** have decided before those shares are first allotted that the requirement to *declare* and pay dividends in accordance with Article 5.5 shall not apply and that the application of this Article shall not be mandatory), if the following condition is met, and as far as the **legislation** allows, allot and *issue* extra Non-Cumulative Preference Shares to the holders of those shares. However, if the **Directors** have not decided whether or not the provisions of this Article shall be mandatory and the terms of any series of Non-Cumulative Preference Shares specifically so permit, the **Directors** can, at any time after the *issue* of Non-Cumulative Preference Shares, decide that the provisions of this Article shall not be mandatory in respect of the whole or part of the dividends payable on the Non-Cumulative Preference Shares from such date as the **Directors** may specify. This Article applies to the **Priority Preference Shares**.

The condition is that there must be an amount in **the Company's** profit and loss account, or in any of **the Company's** *reserves* (including any *share premium account* and *capital redemption reserve*), which can be used for paying up the full *nominal value* of the extra **Non-Cumulative Preference Shares**, so that the extra **Non-Cumulative Preference Shares** can be *allotted* and *issued*.

The amount of unpaid dividend is called "the unpaid amount" in this Article 5. The extra **Non-Cumulative Preference Shares** will be credited as fully paid. The total *nominal value* of the extra **Non-Cumulative Preference Shares** to be *allotted* and *issued* will be equal to the unpaid amount, after (in the case of the **$6^1/_8$% Preference Shares**) deducting any associated tax credit, multiplied by a set amount (the "**multiple**"), or worked out by using a formula. *Subject to* the last paragraph of this Article 5.10, the **Directors** will decide on the amount or formula before *allotting* the

extra **Non-Cumulative Preference Shares**. The extra **Non-Cumulative Preference Shares** will be *allotted* and *issued* when the unpaid amount was due to be paid.

In relation to the **9¼% Preference Shares**, the **9¾% Preference Shares** and **the $6^{1}/_{8}$% Preference Shares**, the multiple to be used to calculate the *nominal value* of the extra **Non-Cumulative Preference Shares** to be *allotted* and *issued* will be:-

- in relation to the **9¼% Preference Shares** and **9¾% Preference Shares**, 4/3 and the resulting product will be rounded down to the nearest £1.
- in relation to the **$6^{1}/_{8}$% Preference Shares**, 10/9 and the resulting product will be rounded down to the nearest £1.

5.11 To pay up in full the extra **Non-Cumulative Preference Shares** referred to in Article 5.10, the **Directors** will:

- *capitalise* from the *reserves* a sum equal to the total *nominal value* of the extra **Non-Cumulative Preference Shares**;
- set the sum aside for the holders of **Non-Cumulative Preference Shares** on the **Register** at the close of business on the record date for the relevant dividend (or another date if the **Directors** consider it appropriate) and use that sum to pay up in full the extra **Non-Cumulative Preference Shares**; and
- *allot* and *issue* the extra **Non-Cumulative Preference Shares** to the holders of the **Non-Cumulative Preference Shares** entitled to them.

5.12 The extra **Non-Cumulative Preference Shares** referred to in Article 5.10 will:

- be in the same currency as;
- have the same rights and restrictions as; and
- *rank* equally with

the **Non-Cumulative Preference Shares** on which the dividend could not be paid in cash or, in the case of Non-Cumulative Preference Shares to which an exception in Article 5.5 applies, a dividend has not been *declared* and paid, but the recipients of the extra Non-Cumulative Preference Shares will not have any right to receive in cash and any part of the dividend which has not been paid.

5.13 The **Directors** must call a General Meeting of **the Company's shareholders** if **the Company** cannot *allot* and *issue* the extra **Non-Cumulative Preference Shares** referred to in Article 5.10 because:

- there is not enough *authorised share capital*; and/or
- they are not authorised to *allot* enough **Non-Cumulative Preference Shares** under Section 80 of the **Companies Act**.

The **Directors** will propose resolutions at that meeting to increase the *authorised share capital*, and/or to grant the **Directors** the necessary authority to *allot* the extra **Non-Cumulative Preference Shares**.

5.14 The **Directors** can do anything which they think is necessary or convenient to carry out what is required by Articles 5.10 to 5.13.

5.15 If the day when dividends are payable on any **Preference Shares** is not a **working day**, the dividend will be paid on the next **working day**. There will be no interest or other payment for any delay.

5.16 Without prejudice to Articles 5.2, 5.3 and 5.4, when **the Company** has to work out a dividend on any **Preference Shares** for less than or more than a full dividend period, the daily dividend rate will be worked out by dividing the yearly dividend rate by 365 days. This daily rate will then be multiplied by the actual number of days which have passed in that period to give the amount payable for the relevant period. The **Directors** can, however, decide before any **Preference Shares** of any particular series are first *allotted* that a different amount should be paid on those **Preference Shares** on the first dividend payment date after *allotment*.

5.17 In the circumstances set out below and in relation to shares (whether **Preference Shares** or other shares) which *rank* equally with or behind the shares referred to in the circumstances below, **the Company** cannot:

- *redeem*, reduce, buy or otherwise acquire in any other way, any series of **Preference Shares** or any other shares which *rank* equally with, or behind, the **Preference Shares** in sharing in the *assets* of **the Company** and **the Company** may not set aside any sum nor establish any *sinking fund* for their *redemption*, reduction, purchase or acquisition; or

- *declare*, or set aside any sum for the payment of, any dividends on any series of **Preference Shares** or any other shares of **the Company** which *rank* equally with, or behind, the **Preference Shares** in sharing in **the Company's** profits, except as allowed by Article 5.18.

The Company cannot do any of these things if, in relation to all other series of **Preference Shares** and any other shares of **the Company** which *rank* equally with the **Preference Shares** and which have the benefit of the provisions of this Article and which, in either case, are shares to which the requirement to *declare* and pay dividends in accordance with the provisions of Article 5.5 applies:

- all dividends on **Cumulative Preference Shares** (including any **dividend arrears**) have not been fully paid, or a sum has not been set aside for full payment; or

- the dividends on **Non-Cumulative Preference Shares** have not been fully paid, or a sum has not been set aside for full payment, or, if the **Directors** have decided that the provisions of Articles 5.10 to 5.13 will apply to a particular series of **Non-Cumulative Preference Shares** or the Articles provide that this is the case, the extra **Non-Cumulative Preference Shares** have not been *allotted* and *issued* in accordance with those Articles 5.10 to 5.13, in each case, on the dividend payment date or dates (if any) or in respect of the dividend period or periods which the **Directors** decided on before the relevant **Non-Cumulative Preference Shares** were first *allotted* or that is/are provided for in these Articles.

In addition, in the circumstances set out below and in relation to shares (whether **Preference Shares** or other shares) which *rank* equally with or behind the shares referred to in the circumstances below, **the Company** cannot:

- *redeem*, reduce, buy or otherwise acquire in any other way, any series of **Preference Shares** (or any other shares of **the Company** which *rank* equally with such **Preference Shares**) (a) which are shares in respect of which an exception to Article 5.5 applies and which *rank* equally with or (b) which, other than any series of **Preference Shares** which are issued in satisfaction of an obligation existing on 27 April 2004, *rank* behind, the **Preference Shares** referred to in the circumstances below in sharing in the assets of **the Company** and **the Company** may not set aside any sum or establish any *sinking fund* for their *redemption*, reduction, purchase or acquisition; or

- *declare*, or set aside any sum for the payment of, any dividends on any series of **Preference Shares** (or any other shares of the Company which *rank* equally with such **Preference Shares**) (a) which are shares in respect of which an exception to Article 5.5 applies and which rank equally with or (b) which, other than any series of **Preference Shares** which are issued in satisfaction of an obligation existing on 27 April 2004, *rank* behind, the **Preference Shares** referred to in the circumstances below in sharing in the profits of **the Company**, except as allowed by Article 5.18.

The Company cannot do any of these things if, in relation to all other series of **Preference Shares** (and any other shares of **the Company** which *rank* equally with the **Preference Shares** and which have the benefit of the provisions of this Article) in respect of which, in either case, an exception to Article 5.5 applies:

- the **Directors**, in their discretion (and not because of Article 5.8 or the absence of profits of **the Company** which can be distributed) have decided not to *declare* a dividend, in whole or in part; or

- where the **Directors** have decided that the provisions of Articles 5.10 to 5.13 will apply to a particular series of Non-Cumulative Preference Shares, or the **Articles** provide that this is the case, and in either case the application of Articles 5.10 to 5.13 is not mandatory, the **Directors** have decided not to allot and *issue* the extra Non-Cumulative Preference Shares in accordance with those Articles 5.10 to 5.13,

in each case, on the dividend payment date or dates (if any) or in respect of the dividend period or periods which the **Directors** decided on before the relevant **Preference Shares**, or other such shares, were first allotted or that is/are provided for in these **Articles**.

In the case of **the Company** declaring, or setting aside any sum for the payment of, any dividends on any series of **Preference Shares** which are issued in satisfaction of an obligation existing on 27 April 2004 and which *rank* behind the **Preference Shares** or other shares of **the Company** in sharing in **the Company's** profits, unless the **Directors** decide otherwise before **Preference Shares** of that series are first allotted, the amount of the profits of **the Company** which can be distributed and can be *declared* for the purposes of Articles 5.5 and 5.6, or set aside, shall be calculated on the basis that the amount of the profits of **the Company** which can be distributed has been reduced by the amount which would have been *declared* and paid on the **Preference Shares** or other shares of **the Company** ranking in priority to the series of **Preference Shares** which have been issued in satisfaction of the

obligation referred to above had dividends been *declared* and paid in full on those **Preference Shares** or other shares of **the Company**.

5.18 Nothing in Articles 4 to 11 stops the **Directors** paying a special dividend of up to one penny per share if they consider that this is necessary to allow any of **the Company's** shares to continue to be classed as "wider range investments" as defined in the Trustee Act 2000.

5.19 **The Company** will pay dividends on any *redeemable* **Preference Shares** on the Redemption Date on which they are due to be *redeemed*. If the Redemption Date on which those **Preference Shares** are due to be *redeemed* is not a dividend payment date, the dividend will *accrue* to that Redemption Date and will be calculated as provided in Article 5.16. The meaning of "**Redemption Date**" is given in Article 7.3. The payment restrictions in Articles 5.6, 5.8 and 5.17 will apply to the payment. Otherwise this Article 5.19 applies despite anything else in Articles 4 to 11.

5.20 This Article applies to any **Preference Shares** which are *allotted* with the right to receive dividends in, or based on, a different currency from the currency of the **Preference Shares**. In the terms of the **Preference Shares**, the **Directors** can allow a dividend on the shares paid under Article 5.18 to be paid in a different currency from the currency of the **Preference Shares**.

6 The rights of Preference Shares to capital

6.1 If capital is returned or any *assets* are distributed to **shareholders** for any reason (including **the Company** being *wound up*), each **Priority Preference Share** will *rank* equally with every other **Priority Preference Share**, and with any other shares whose terms say that they *rank* equally with them, in sharing in **the Company's** *assets*. The **Priority Preference Shares** and any other shares whose terms say that they rank equally with them will *rank* ahead of all other shares in sharing in **the Company's** *assets*. In these circumstances the other **Preference Shares** will *rank* behind the **Priority Preference Shares** but will (unless their terms provide otherwise) *rank* equally with each other and with any other shares whose terms say that they *rank* equally with them in sharing in **the Company's** *assets* and will *rank* ahead of all other shares in sharing in **the Company's** *assets*. These provisions will not apply where **the Company** returns capital by *redeeming* or buying back any class of shares. If there is a return of capital to which this Article applies, each holder of a **Preference Share** will be entitled to receive all of the following from **the Company's** *assets* which can be distributed to its **shareholders**:

- repayment of the amount paid up on the **Preference Share**, or the **amount** treated as paid up on the **Preference Share**;
- any *premium* which was paid or treated as paid when the **Preference Share** was *issued*;
- the amount of any dividend which is due for payment on, or after, the date the *winding up* commenced, or the date capital was returned in any other way, which is payable for a period ending on or before that date;
- any **dividend arrears** on any **Cumulative Preference Shares** held by him; and

- a proportion of any dividend if the dividend period began before the *winding up* commenced, or capital was returned in any other way, but ends after that date. The proportion will be the amount of the dividend that would otherwise have been payable for the period which ends on that date. This applies even if the dividend has not been *declared* or earned.

6.2 If there is a return of capital or distribution of *assets* to which Article 6.1 applies, and there is not enough to pay the **amounts** due on the **Preference Shares** and on any other shares whose rights say that they *rank* equally with them in sharing in **the Company's** *assets*, then:-

- the holders of the **Priority Preference Shares** and the holders of those other shares which *rank* equally with them will share what is available in proportion to the **amounts** to which they are entitled. The holders of the **Priority Preference Shares** and the holders of those other shares will be given preference over the holders of other classes of shares which *rank* behind them in sharing in **the Company's** *assets*; and

- to the extent that there are then any *assets* remaining, the holders of any **Further Preference Shares** (other than the **Additional Preference Shares**) and the holders of any other shares whose rights say they *rank* equally with such **Further Preference Shares** will share what is available in proportion to the **amounts** to which they are entitled and in accordance with their respective priorities. The holders of such **Further Preference Shares** and the holders of those other shares will be given preference over the holders of other classes of shares which *rank* behind them in sharing in **the Company's** *assets*.

6.3 No **Preference Share** gives any other right to share in **the Company's** *assets*.

7 Redeeming Preference Shares

7.1 **The Company** can *redeem* each series of **Preference Shares** (other than the **9¼% Preference Shares** and **9¾% Preference Shares**) in the way set out in Article 7 *subject to* the **legislation** and Article 5.17. A particular series of **Preference Shares** cannot, however, be *redeemed* if the Articles so provide or the **Directors** have decided, before the **Preference Shares** of that series have been first *allotted*, that the **Preference Shares** of that series cannot be *redeemed*.

7.2 When a **Preference Share** is *redeemed*, the following will be paid for each **Preference Share**:

- the amount of the *nominal value* paid up on the **Preference Share**, or the amount of the *nominal value* treated as paid up on it;

- any dividend which has *accrued* on the Redemption Date on which the **Preference Share** is due to be *redeemed* if the **Directors** have decided before any **Preference Shares** of that series were first *allotted* that such dividend should be paid when that share is redeemed or the Articles so provide; and

- any *premium* paid when the **Preference Share** was *issued*, if the **Directors** have decided before any **Preference Shares** of that series were first

allotted that this *premium* should be paid when that share is *redeemed* or the Articles so provide.

The payment will be in the currency in which the **Preference Share** is denominated unless the **Directors** decide otherwise.

The meaning of "**Redemption Date**" is given below.

7.3 In order to *redeem* some or all of the **Preference Shares** of a particular series on a Redemption Date applicable to that series, **the Company** will give the holders of that particular series of **Preference Shares** notice **in writing** containing the information required by Article 7.5 (a "**Redemption Notice**").

For holders of **Preference Shares** with a fixed rate of dividend, the Redemption Notice must be given at least 30 days before the Redemption Date, but not more than 60 days before. For holders of **Preference Shares** with a variable rate of dividend, the Redemption Notice must be given at least 20 days before the Redemption Date, but not more than 60 days before.

Subject to the last paragraph of this Article 7.3, unless the **Directors** decide otherwise before **Preference Shares** of that series are first *allotted* the Redemption Date for a series of **Preference Shares** will be any date, which falls on or after the date the **Directors** have chosen as the first date on which the **Preference Shares** of that series can be *redeemed* (the "**first Redemption Date**") before any **Preference Shares** of that series were first *allotted*. The first Redemption Date for any series of **Preference Shares** must not be less than five years and one day after the **Preference Shares** of that series were first *allotted*. The **Directors** may also decide before any **Preference Shares** of a particular series are first *allotted* that any Redemption Date for that particular series after the first Redemption Date will only occur:

- at specified intervals after the first Redemption Date;
- after a period following the Redemption Date which precedes it; or
- on particular dates.

For any series of **Preference Shares** which is first *allotted* as *redeemable* preference shares after Section 159A of the **Companies Act** comes into force, the **Directors** may, before that series is first *allotted*, in addition to, or instead of, the dates referred to earlier in Article 7.3:

- fix a date when the shares will be, or may be, *redeemed*;
- fix a date by which the shares will be, or may be, *redeemed*; and/or
- fix dates between which the shares will be, or may be, *redeemed*.

Subject to the provisions of the **Companies Act** and all other laws and regulations applying to **the Company, the Company** may, at its option, *redeem* the **6$^1/_8$% Preference Shares** on the first dividend payment date after 19 April 2024 or any fifth anniversary thereafter. The *redemption* payment will be £1 per **6$^1/_8$% Preference Share** to be redeemed and an amount equal to the accrued but unpaid dividend in respect of the period from the dividend payment date preceding the date fixed for redemption.

7.4 If **the Company** is only going to *redeem* some of a series of **Preference Shares**, it will arrange for a draw to decide which **Preference Shares** to *redeem* on such basis as the **Directors** consider appropriate at the time. This will be drawn at the **Registered Office** or at any other place which the **Directors** decide on. The **Auditors** must be present at the draw.

7.5 A Redemption Notice must state:

- the Redemption Date on which the **Preference Shares** are due to be *redeemed*;
- the number of **Preference Shares** which are to be *redeemed*;
- the *redemption* payment (specifying details of the amount of any dividend which may have *accrued* but is unpaid, which will be included in the *redemption* payment if the **Directors** have decided before any **Preference Shares** of that series were first *allotted* that such dividend should be paid when the shares are redeemed);
- the place or places where documents of title for the **Preference Shares** must be presented and surrendered, and where the *redemption* payment will be made, in the case of **Preference Shareholders** who hold their **Preference Shares** in *certificated form*; and
- details of the *issuer-instruction* to be sent to the *relevant system* by **the Company** requesting the deletion of the entries in the *relevant system* relating to the relevant **Preference Shares**, in the case of **Preference Shares** held in *uncertificated form*.

Any Redemption Notice to be sent to holders of **$6^1/_8$% Preference Shares** will be sent not less than 30 days nor more than 60 days before the Redemption Date.

On the relevant Redemption Date, **the Company** will *redeem* the relevant **Preference Shares**. This is *subject to* the other provisions of Article 7 and also to the **legislation**. If the Redemption Notice is defective in any way, or not given properly, the *redemption* will still be valid.

7.6 Unless the terms of *issue* provide otherwise, the *redemption* payment will be made by:

- a cheque drawn on any bank in London; or
- a transfer to an account held by the person to be paid at any bank in London, if the holder or joint holders has or have requested this before the date given in the Redemption Notice; or
- any other method which the **Directors** may decide on and which is specified in the Redemption Notice.

7.7 In the case of **Preference Shares** held in *certificated form*, payment will be made when the relevant share certificate is presented and surrendered at the place, or any of the places, stated in the Redemption Notice. If a certificate is for more **Preference Shares** than are to be *redeemed*, **the Company** will send a certificate for the balance. This certificate will be sent within 14 days of *redemption* to the registered holder, or to the first-named joint holder, free of charge, but at the holder's risk.

In the case of **Preference Shares** held in *uncertificated form*, payment will made when **the Company** has received confirmation from the *relevant system* of the deletions of the relevant entries on the *relevant system*.

7.8 All *redemption* payments will be made after complying with any tax laws, and any other laws, which apply.

7.9 The dividend on any **Preference Shares** which are to be *redeemed* will stop *accruing* from the date on which the *redemption* payment is due. But if the *redemption* payment is wrongly withheld or refused after it has become due, the dividend will be treated as continuing to *accrue*. This will be at the rate or rates which would have applied without the *redemption*, and will apply from that date until the day the *redemption* payment is made. The **Preference Shares** will not be treated as having been *redeemed* until the *redemption* payment has been made.

7.10 If the date on which the *redemption* payment is due is not a **working day**, then the payment will be made on the next **working day**. There will be no interest or other payment for the delay.

7.11 If the holder of any **Preference Share** which is being *redeemed* gives **the Company** a receipt for the *redemption* payment, or if the law treats him or her as giving a receipt, this will establish conclusively that **the Company** has carried out its obligation completely. If a **Preference Share** is held jointly, this will apply to any receipt, or anything the law treats as a receipt, from the first-named joint holder.

7.12 *Subject to* any restrictions in the **Companies Act**, if **the Company** *redeems* or buys back any **Preference Shares**, the **Directors** can do either or both of the following things relating to the share capital representing the **Preference Shares**:

- change the *nominal amount* of **Preference Shares** into **Preference Shares** of a larger or smaller *nominal amount*; or
- convert this capital into shares of any other class of **share capital** in the same currency which exists at the time, or into unclassified shares in the same currency, with as near as possible the same total *nominal amount*.

Article 14 will apply to any change to the amount of **Preference Shares** which is carried out under Article 7.12.

7.13 **The Company** cannot *redeem* any **Preference Shares** unless it has received the prior consent of the **FSA** (if **the Company** is required to obtain such consent). If the **FSA** does consent to any redemption, it may impose any conditions at the time it gives the consent with which **the Company** must comply.

8 The voting rights of Preference Shares

8.1 *Subject to* Article 8.2, the holders of any series of **Preference Shares** are entitled to receive notice of General Meetings, and to attend, speak and vote at General Meetings, if any of the following apply:

- a resolution is going to be proposed at the meeting which would vary or *abrogate* the rights and restrictions attached to that series of **Preference Shares**. In this case, they are only entitled to speak to and vote on this resolution; or

- a resolution is going to be proposed at the meeting to *wind up*, or in relation to the winding up of, **the Company**. In this case they are only entitled to speak to and vote on this resolution; or

- any other circumstances have arisen which the Articles provide or the **Directors** decided before the **Preference Shares** of that series were first *allotted*, would give the **Preference Shareholders** of that series a right to attend and speak and vote at meetings.

Notwithstanding the provisions above the holders of the **9¼% Preference Shares** and **9¾% Preference Shares** are entitled to receive notice of, and to attend General Meetings. They can only vote in the circumstances set out above.

8.2 If, on the dividend payment date which occurs immediately before the date of notice of any General Meeting of **the Company**, a dividend for the relevant series of **Preference Shares** has not been *declared* and paid in cash in full or, in the case of a series of **Non-Cumulative Preference Shares** to which the **Directors** have decided that the provisions of Articles 5.10 to 5.13 will apply (other than the **9¼% Preference Shares** and **9¾% Preference Shares**), the extra **Non-Cumulative Preference Shares** have not been *allotted* and *issued*, the holders of the **Preference Shares** of that series will be entitled to speak and vote on all resolutions proposed at that meeting. These rights of the holders of the **Preference Shares** of the relevant series will continue until, in the case of **Cumulative Preference Shares**, **the Company** has paid all unpaid dividends in full or, in the case of **Non-Cumulative Preference Shares**, payment of dividends has been resumed in full or, if the provisions of Articles 5.10 to 5.13 apply, (other than in respect of the **9¼% Preference Shares** and **9¾% Preference Shares**) the extra **Non-Cumulative Preference Shares** have been *allotted* and *issued*.

8.3 The **Preference Shareholders** of any series can also require there to be a General Meeting if the Articles provide or the **Directors** have decided, before the **Preference Shares** of that series were first *allotted*, that those **Preference Shareholders** can do this. The **Directors** can decide when and how those **Preference Shareholders** can do this. If those **Preference Shareholders** require there to be a General Meeting in this way, the **Directors** must call the meeting as soon as it is practicable to do so.

8.4 Unless the **Directors** decide otherwise before **Preference Shares** of any series are first *allotted*, if a **Preference Shareholder** of that series who attends personally or a *proxy* (other than the chairman of the meeting in his capacity as a *proxy*) or a *company representative* in each case who is present in person, will have one vote on a *show of hands*. If there is a *poll*, a **Preference Shareholder** of any series who attends personally, or who appoints a *proxy* or a *company representative*, will have such number of votes for such amount of *nominal value* of **Preference Shares** of the series of which he or she is the holder as the **Directors** shall decide before the **Preference Shares** of that series are first *allotted* or in accordance with Article 8.5. Other provisions in the **Articles** relating to voting rights will also apply to **Preference Shareholders**.

8.5 If there is a *poll* in relation to a resolution on which a holder of **Priority Preference Shares** is entitled to vote, the holders of **9¼% Preference Shares**, the **9¾ Preference Shares** and the **6⅛% Preference Shares** shall in the circumstances

referred to in Article 8.4 have one vote for each £1 of *nominal value* of those series of **Preference Shares** held by him.

9 Buying back Preference Shares

The Company can buy back any **Preference Shares** which have been *issued*, on the terms and conditions decided on by the **Directors**. The **Preference Shares** can be bought back:

- through the market;
- by tender (which will be available to all holders of **Preference Shares** alike); or
- if the **Directors** decide before the **Preference Shares** of any particular series are first *allotted*, by private arrangement.

The **Directors** must comply with the **legislation** and, if it applies, with Article 5.17.

10 Varying the rights of Preference Shares

10.1 The rights of the holders of any series of **Preference Shares** will be regarded as being varied or *abrogated* if:

- the **Directors** seek to authorise, create or increase the **amount** of any class of shares, or other securities which can be converted into any class of shares, which *rank* ahead of the **Preference Shares** of the relevant series in sharing in the profits or *assets* of **the Company**, other than a series of **Junior Preference Shares** if, and to the extent that, the **Directors** have so decided before **Junior Preference Shares** of that series are first allotted that the provisions of this sub-paragraph shall not apply to such **Junior Preference Shares**;
- immediately following a *capitalisation* of any *reserves* which are capable of being distributed to **shareholders** (other than in the case of distributable *reserves* which are being *capitalised* for the purposes of *allotting* and *issuing* extra **Ordinary Shares** to **Ordinary Shareholders** as permitted under Article 144 or for the purposes of *allotting* and *issuing* extra **Non-Cumulative Preference Shares** to **Preference Shareholders** as permitted under Article 5.10), the *reserves* which are held by **the Company** and its **subsidiaries** and are capable of being distributed would amount, in total, to less than a multiple (which in the case of the **Priority Preference Shares** is ten), decided on by the **Directors** before the **Preference Shares** of the relevant series are first *allotted*, of the total annual amount of any dividends payable in respect of all **Preference Shares** *in issue* at the time of that *capitalisation*;
- any other series of **Preference Shares** or any other class of shares of **the Company** which is to *rank* equally with the relevant series of **Preference Shares** in some or all respects is created or *issued* or any securities are created or *issued* which are convertible into **Preference Shares** or those other shares, if, where the **Preference Shares** of the relevant series are **Cumulative Preference Shares**, the dividend payment on those **Preference Shares** (including any **dividend arrears**) has not been paid in full or, where the **Preference Shares** of the relevant series are **Non-**

Cumulative Preference Shares, the dividend payment on the **Preference Shares** of the relevant series has not been paid in full on the dividend payment date which occurs immediately before the creation or *issue* of those shares or securities or, in the case of **Non-Cumulative Preference Shares** to which the **Directors** have decided (or the Articles provide) that the provisions of Articles 5.10 to 5.13 will apply if the extra **Non-Cumulative Preference Shares** have not been *allotted* and *issued* in respect of that dividend payment; or

- any resolution is passed for the reduction of the amount of capital paid up on the **Preference Shares** of the relevant series.

Accordingly, unless the **Directors** decide otherwise before **Preference Shares** of any particular series are first *allotted*, these events can only take place if:

- holders of at least three quarters in *nominal value* of all **existing Preference Shares** of the relevant series agree **in writing**; or
- an *Extraordinary Resolution*, passed at a separate meeting of the holders of the **existing Preference Shares** of the relevant series approves the proposal in accordance with Article 47.3.

Subject to section 125 of the Companies Act, in the case of the **9¼% Preference Shares** and **9¾% Preference Shares**, the agreement in writing of the holders of a majority in nominal value of, or the approval of an ordinary resolution passed at a meeting of holders of the relevant class(es) of **Priority Preference Shares** is sufficient.

Whenever the rights attached to **existing Preference Shares** of any particular series differ from the rights attached to **existing Preference Shares** of any other series and some matter arises which would amount to a variation or abrogation of the rights attached to all the **Preference Shares** of those series, if the effect of that variation or abrogation on all the **Preference Shares** of those series is, in the opinion of the **Directors**, substantially the same, the rights attached to all the **Preference Shares** of those series may be varied or *abrogated* by the agreement **in writing** of the holders of at least three quarters in *nominal value* of all the **Preference Shares** of those series (other than the **9¼% Preference Shares** and the **9¾% Preference Shares**) or with the approval of any *Extraordinary Resolution*, passed at a separate meeting of the holders of all the **Preference Shares** of those series (other than the **9¼% Preference Shares** and the **9¾% Preference Shares**). Whenever this provision applies, all the holders of the **Preference Shares** of the relevant series (other than the **9¼% Preference Shares** and the **9¾% Preference Shares**) shall be treated as holding **Preference Shares** of a single class. Subject to section 125 of the Companies Act, a separate meeting of the holders of each of the **9¼% Preference Shares** and **the 9¾% Preference Shares** must approve the proposal by the passing of an ordinary resolution at each such meeting of the relevant class or the holders of the majority in *nominal value* of each of these classes of **Preference Shares** must agree **in writing**.

However, this does not of itself restrict **the Company's** ability to *redeem*, or buy back, any shares before returning *assets* to **Preference Shareholders**.

10.2 *Subject to* Article 10.1 and unless the **Directors** decide otherwise before the **Preference Shares** of any particular series are first *allotted*, the *special rights* which apply to those **Preference Shares** will not be varied if:

- any other series of **Preference Shares** is created or *issued*;
- any other shares are created or *issued* which *rank* equally with, or behind, the **Preference Shares** in sharing in **the Company's** profits or *assets*; or
- **the Company** *redeems* or buys back any of its shares which *rank* equally with, or behind, those **Preference Shares** in sharing in **the Company's** profits or *assets*.

For the avoidance of doubt, any shares of any other class which are created or *issued* which *rank* equally with the **Preference Shares** in sharing in **the Company's** profits or *assets* may have the benefit of the rights set out in Article 5.17.

10.3 If a new series of **Preference Shares**, or any other class of shares, is created, or *issued*, which *ranks* equally with the **existing Preference Shares** in sharing in the profits or *assets* of **the Company**, these can either have the same rights as, or different rights from, **existing Preference Shares**. This will not, of itself, be treated as varying or abrogating the rights of the **existing Preference Shares**. For example:

- the rate of the dividend on the shares can be different;
- the way that the dividend is worked out can be different including without limitation whether the dividend is cumulative or non-cumulative and whether Articles 5.10 to 5.13 apply and whether the requirement to *declare* and pay dividends in full under Article 5.5 applies;
- the payment dates for dividends can be different;
- the date from when the shares are entitled to dividends can be different;
- the *premium* may or may not be paid if capital is returned on the shares;
- **the Company** can *redeem* the new shares or they can be *non-redeemable*;
- if **the Company** can *redeem* the new shares, the *redemption* can be on different dates, and on different terms, from those which apply to the **existing Preference Shares**;
- the new shares can be converted (on the terms and conditions set before the new shares are first *allotted*) into **Ordinary Shares**, or into any other class of shares which *rank* equally with, or behind, the **existing Preference Shares** in sharing in the profits or *assets* of **the Company**;
- the new shares and dividends payable in respect of those shares can be in any currency or denomination; and/or
- the new shares can be in any basket of currencies if the **legislation** allows.

11 Converting Preference Shares into other shares

11.1 If any **Preference Shares** are *issued* which can be converted into **Ordinary Shares**, or into any other class of shares which *rank* equally with, or behind, **existing Preference Shares** in sharing in the profits and *assets* of **the Company**, these are

called "**Convertible Preference Shares**". If the Convertible Preference Shares become due to be converted, the **Directors** can decide that they will be converted as set out in Article 11.2 or in any other way which the **legislation** allows.

11.2 The **Directors** can decide to *redeem* any Convertible Preference Shares at their *nominal value*. The *redemption* must be made out of the proceeds of a fresh *issue* of **Ordinary Shares** or any other shares into which they can be converted and the following will apply:

- the Convertible Preference Shares will give their holders the right and obligation to *subscribe for* the number of **Ordinary Shares**, or other shares, set by the terms of the Convertible Preference Shares;
- the new shares will be *subscribed for* at the *premium* (if any) which is equal to the *redemption* money, less the *nominal amount* of the new shares. If the Convertible Preference Shares are not in sterling, the **Directors** will decide on the equivalent amount of sterling to work out the *premium*;
- each holder of Convertible Preference Shares will be treated as authorising and instructing the **Secretary**, or anybody else the **Directors** decide on, to *subscribe for* the shares in this way, and to borrow money in anticipation of the *redemption* of the Convertible Preference Shares. This cannot be *revoked*; and
- if a holder of Convertible Preference Shares converts them, or if someone does this for him or her, he or she will be treated as authorising and instructing the **Directors** to pay his or her *redemption* money to the **Secretary**, or anybody else the **Directors** decide on, and to subscribe for the new shares. If the *redemption* money is not in sterling, the **Directors** can decide how this is to be converted into sterling before being paid.

12 The power to increase capital

The Company's shareholders can increase **the Company's share capital** by passing an *Ordinary Resolution*. This resolution will fix the amount of the increase, the *nominal amount* of the new shares and the currency or currencies of the shares.

13 Application of the Articles to new shares

Subject to the terms of *issue* of new shares, the provisions of the **Articles** will apply to new shares in the same way as if they were part of **the Company's** existing **share capital**.

14 The power to change capital

The Company's shareholders can pass *Ordinary Resolutions* to do any of the following:

- *consolidate*, or *consolidate* and then divide, all or any of its **share capital** into shares of a larger *nominal amount* than the **existing shares**;
- cancel any shares which have not been taken, or agreed to be taken, by any person at the date of the resolution and reduce the amount of **the Company's share capital** by the **amount** of the cancelled shares; and

- divide some or all of its shares into shares of a smaller *nominal amount* than the **existing shares**. This is *subject to* any restrictions in the **Companies Act**. The resolution may provide that, as between the holders of the divided shares, different **rights** and restrictions of a kind which **the Company** can apply to new shares may apply to different divided shares.

15 Fractions of shares

If any shares are *consolidated*, the **Directors** have power to deal with any fractions of shares which result from the consolidation. If the **Directors** decide to sell any shares representing fractions, they can do so for the best price reasonably obtainable and distribute the net proceeds of sale among *members* in proportion to their fractional entitlements. The **Directors** can sell those shares to any person (including **the Company**, if the **legislation** allows this) and can authorise any person to transfer those shares to the buyer. The buyer does not need to take any steps to see how any money he is paying is used and his ownership will not be affected if the sale was irregular or invalid in any way.

16 The power to reduce capital

Subject to the terms of any **Preference Shares** *in issue*, **the Company's shareholders** can pass *Special Resolutions* to do any of the following:

- reduce its **share capital** in any way; and
- reduce any *capital redemption reserve* or *share premium account* in any way.

17 Buying back shares

Subject to the terms of any **Preference Shares** *in issue*, **the Company** can buy back, or agree to buy back in the future, any shares of any class (including *redeemable* shares), if the **legislation** allows this. However, if **the Company** has **existing shares** which are convertible into other shares which are *equity securities* of the class to be purchased, then **the Company** can only buy back *equity securities* of that class if either:

- the terms of *issue* of the convertible shares permit **the Company** to buy back *equity securities*; or
- the buy-back or agreement to buy back has been approved by an *Extraordinary Resolution* passed by the holders of the convertible shares.

17A Share warrants to bearer

17A.1 **The Company** can, under the powers given by, and *subject* to the provisions of, the **Companies Act**, *issue* share warrants to bearer in respect of any *fully paid shares*. Accordingly, the **Directors** can, whenever they consider it appropriate and upon receipt of an application in **writing** by the person for the time being named in or entitled to be entered in the **Register** as a holder of the shares in respect of which the warrant is to be issued, *issue* a warrant stating that the bearer of the warrant is entitled to the shares specified in the warrant and can provide for the payment of future dividends or other moneys in respect of the shares included in such warrant by way of coupons or otherwise.

17A.2 *Subject* to the provisions of this Article 17A and the **Companies Act**, the bearer of a warrant shall be deemed to be a *member* of **the Company** and shall be entitled to the

same privileges and advantages as he would have had if his name had been included in the **Register** as the holder of the shares specified in the warrant.

17A.3 **The Company** shall not permit more than one person to be the holder of a warrant.

17A.4 No person shall, as the bearer of a warrant, be entitled (a) to sign a *requisition* by **shareholders** to call a **shareholders meeting** or to give notice of intention to submit a resolution to a **shareholders meeting**, or (b) to attend or vote, personally or by his *proxy*, or *exercise* any privilege as a *member* at a **shareholders meeting**, unless he has deposited his warrant, in case (a), before or at the time of lodging such *requisition* or giving such notice of intention as aforesaid or, in case (b), at least three days before the day fixed for the shareholders meeting, at the **Registered Office** or at such other place as may be specified in the notice of the **shareholders meeting**, and unless the warrant remains so deposited until after the **shareholders meeting** and any adjournment of it has been held.

17A.5 **The Company** shall deliver a certificate to any person who deposits a warrant at the **Registered Office** or at such other place as may be specified in a notice of a **shareholders meeting** as described in Article 17A.4. The certificate shall state such person's name and address and describe the shares included in the warrant so deposited and state the date of *issue* of the certificate. The certificate shall entitle such person, either personally or by *proxy*, to attend and vote at any **shareholders meeting** at which he is entitled to attend and vote held within three months from the date of the certificate and prior to the return of the certificate to the **Company** under Article 17A.6 in the same way as if he were the registered holder of the shares specified in the certificate.

17A.6 Upon the return of the certificate to **the Company**, the bearer of the certificate shall be entitled to the return of the warrant in respect of which the certificate was given.

17A.7 The **Directors** can from time to time make such other arrangements as they think fit, in addition to or in place of the arrangements referred to in Articles 17A.4 and 17A.5, for a person entitled to a warrant held through a ***recognised clearing house*** to *exercise* the **rights** of the bearer of the warrant in relation to **shareholders meetings**.

17A.8 The holder of a warrant shall not, except to the extent described above, be entitled to *exercise* any right as a *member* unless (if called upon by any **Director** or the **Secretary** so to do) he produces his warrant or the certificate of its deposit, and states his name and address.

17A.9 The **Directors** can *issue* new warrants or coupons on such basis, and in respect of such number of shares, as they consider appropriate at the time and can at any time amend any warrant then in *issue* so that, as a result, the number of shares which such warrant represents at the time is accurately shown. The provisions of Article 28 (other than Article 28.6) apply to the replacement of warrant certificates as they do to the replacement of share certificates and references in that Article to "**shareholder**" shall, for this purpose, be deemed to be references to "a bearer of a warrant".

17A.10 The shares included in any warrant shall be transferred by the delivery of the warrant without any written transfer and without registration, and the provisions in the **Articles** in relation to the transfer of shares shall not apply to shares included in a warrant.

17A.11 Upon the surrender by the bearer of a warrant, together with the outstanding dividend coupons, if any, in respect thereof, to **the Company** for cancellation, and delivery of an

application **in writing** signed by the bearer, in any form which the **Directors** approve, requesting that the bearer of the warrant should be registered as a *member* in respect of the shares included in the warrant, the bearer of a warrant shall be entitled to have his name entered as a member in the **Register** in respect of the shares included in the warrant. However, **the Company** shall not be responsible for any loss or damage incurred by any person by reason of **the Company** entering in its **Register** upon the surrender of a warrant the name of any other person who is not the true and lawful owner of the warrant surrendered.

17A.12 *Subject* to any **legislation** from time to time, any notice to the bearer of a warrant or to any other person who holds or is interested in shares in **the Company** in bearer form or any related coupons or talons (if any) shall be sufficiently given if advertised in such newspaper or newspapers as the **Directors**, in their discretion, shall consider appropriate or by such other means as the **Directors** consider appropriate (including, but without limiting the **Directors'** discretion, if warrants are held through a ***recognised clearing house***, by arranging for the notice to be given through that ***recognised clearing house***). If notice is given by newspaper advertisement, it shall be deemed given on the day when the advertisement appears and, if notice is given through a ***recognised clearing house***, it shall be deemed given on the day the notice is issued by the ***recognised clearing house***.

17A.13 The **Directors** can, on such basis as they consider appropriate at the time, make and vary the conditions upon which warrants can be issued and any matters incidental to the warrants. *Subject* to this Article 17A, the bearer of a warrant shall be *subject* to the conditions for the time being in force relating to warrants whether made before or after the *issue* of such warrant.

SHARES

18 The special rights of new shares

18.1 *Subject to* Article 18.4, if **the Company** *issues* new shares, they may have any **rights** or restrictions attached to them. These **rights** and restrictions can apply to sharing in **the Company's** profits or *assets*. Other **rights** and restrictions can also apply, for example, on the right to vote. These **rights** and restrictions can give the new shares priority over some or all of the **rights** of **existing shares**, or **existing shares** can have priority over the **rights** of new shares. Alternatively, the new shares and the **existing shares** can have the same **rights** and restrictions.

18.2 The **rights** and restrictions referred to in Article 18.1 can be decided either by an *Ordinary Resolution* passed by the **shareholders** or by the **Directors** as long as there is no conflict with any resolution passed by the **shareholders**.

18.3 If the **legislation** allows this, the **rights** of any new shares can include a **right** for the holder and/or **the Company** to have them *redeemed*.

18.4 The **rights** of any new shares must not vary or *abrogate* any *special rights* already given to any other class of shares unless the holders of those shares have given their approval in the way required by Article 47.

18.5 The **Directors** can make it a term of any **Preference Shares** of a particular series that they can only be transferred as a unit together with another right or security. This can be for a limited period, or at all times, or until an event happens. The

Directors must decide on any restrictions of this kind before the **Preference Shares** are first *allotted*. Articles 49 to 53 (transferring shares) will apply to these **Preference Shares**, but the **Directors** can refuse to register a transfer of any of the **Preference Shares** to which this Article 18.5 applies if they are not transferred with the other right or security. To avoid any doubt, if any of these **Preference Shares** are to be traded on the **London Stock Exchange**, they must comply with its regulations and if any of these **Preference Shares** are to be listed on the official list of the **UK Listing Authority** they must comply with its regulations at the time of *issue*.

19 Redeemable Shares

Subject to the provisions of the **Companies Act** and to any rights previously conferred on the holders of any other shares, any share may be *issued* which is to be *redeemed*, or is liable to be *redeemed* at the option of **the Company** or the holder.

20 The Directors' power to deal with shares

The **Directors** can decide how to deal with any shares which have not been *issued*. The **Directors** can *allot* them on any terms, which can include the right to transfer the *allotment* to another person before any person has been entered on the **Register**. This is known as the right to ***renounce*** the *allotment*. The **Directors** can also grant options to give people an opportunity to acquire shares in the future. The **Directors** can dispose of the shares in any other way which they consider appropriate. The **Directors** are free to decide who they deal with, when they deal with the shares and the terms on which they deal with the shares. However, in making their decision they must obey:

- the provisions of the **legislation** relating to authority, *pre-emption rights* and other matters; and
- any resolution of a General Meeting which is passed under the **legislation**.

21 The Directors' authority to allot "relevant securities" and "equity securities"

21.1 This Article 21 regulates the authority of the **Directors** to *allot* relevant securities (see Articles 21.2 to 21.4 and Articles 21.9 and 21.10) and their power to *allot equity securities* for cash (see Articles 21.5 to 21.9). The meaning of "**relevant securities**" is given in Section 80 of the **Companies Act**. The meaning of "***equity securities***" is given in Section 94 of the **Companies Act**.

21.2 The **Directors** are authorised, generally and without conditions under Section 80 of the **Companies Act**, to *allot* the shares and the **rights** to shares which are relevant securities. They are authorised to *allot* them for each period referred to in Article 21.4. This authority only allows the **Directors** to *allot* up to the maximum amount of relevant securities which can be *allotted* in each period. This maximum amount is described in Article 21.3.

21.3 The Maximum Amount which applies under Article 21.2 is £2,159,000,000 for the first period referred to in Article 21.4. The maximum amount may be varied and may be set out in the *Ordinary Resolution* which renews or **extends** the authority in Articles 21.2 and 21.4 or may be varied or set out in any other resolution passed by the **shareholders** at a general meeting.

21.4 The first period under Article 21.2 begins on the date on which the **Articles** are adopted (which is shown on the first page of the **Articles**) and ends on the date of **the Company's** Annual General Meeting in 2006 or, if earlier, on 12 June 2006. The **shareholders** can, by *Ordinary Resolution* renew or extend this authority for periods of no more than five years from the date of each *Ordinary Resolution*.

21.5 Where the **Directors** have general authority under Section 80 of the **Companies Act** under Article 21.2, they also have the power to *allot equity securities*, entirely paid for in cash, free of the restrictions in Section 89(1) of the **Companies Act**. This power will be for each period referred to in Article 21.8.

21.6 There is no limit on the maximum amount of *equity securities* which can be *allotted* under the power in Article 21.5 where the *allotment* is in connection with a *rights issue* (which is defined in Article 21.7). In all other cases, the maximum amount of *equity securities* which can be *allotted* under that power is:

- £44,400,000 for the first period referred to in Article 21.8; or
- the amount stated in a *Special Resolution* which renews or extends the period in Article 21.8.

21.7 In Article 21.6, "***rights issue***" means an offer of *equity securities* which is open, for a period decided on by the **Directors**, to the following people:

- people who are registered holders of **Ordinary Shares** on a particular date, in proportion to their holdings of **Ordinary Shares**; and
- people, if any, who are registered on a particular date as holders of other classes of *equity securities* which give them the right to receive the offer.

However, a *rights issue* can be *subject* to any limits or restrictions which the **Directors** think are necessary or appropriate to deal with:

- any fractions of shares to which people would be entitled; or
- legal or practical problems under the laws of any territory or under the requirements of any recognised regulatory body or stock exchange in any territory.

21.8 The first period under Article 21.5 begins on the date on which the **Articles** are adopted (which is shown on the first page of the **Articles**) and ends on the date of **the Company's** Annual General Meeting in 2006 or, if earlier, on 12 June 2006. The **shareholders** can, by *Special Resolution*, renew or extend this power for periods of no more than five years from the date of each *Special Resolution*.

21.9 During the periods referred to in Articles 21.4 or 21.8, the **Directors** can make offers and enter into agreements which would, or might, require shares to be *allotted* after those periods.

21.10 In working out any maximum amounts of securities referred to in this Article 21, the *nominal value* of rights to *subscribe for shares* or to convert any securities into shares will be taken as the *nominal value* of the shares which would be *allotted* if the subscription or conversion takes place.

22 Power to pay commission and brokerage

The Company can use all the powers given by the **legislation** to pay commission or *brokerage* to any person who:

- applies, or agrees to apply, for any new shares; or
- gets anybody else to apply, or agree to apply, for any new shares.

23 Renunciations of allotted but unissued shares

Where a share has been *allotted* to a person but that person has not yet been entered on the **Register**, the **Directors** can recognise a transfer (called a "***renunciation***") by that person of his right to the share in favour of some other person. The ability to *renounce allotments* only applies if the terms on which the share is *allotted* are consistent with *renunciation*. The **Directors** can impose conditions regulating *renunciation* rights.

24 Recognition of trusts

24.1 **The Company** will only be affected by, or recognise, a current and absolute right to whole shares. The fact that any share, or any part of a share, may not be owned outright by the registered owner (for example, where a share is held by one person as a nominee or otherwise as a *trustee* for another person) is not of any concern to **the Company** although **the Company** may if it wishes recognise any interests held by *beneficiaries* relating to the shares. If **the Company** chooses to recognise those interests, **the Company** will not be obliged to check that all the technical and administrative requirements relating to those interests have been followed and will be entitled (but not obliged) to recognise any acts by the *beneficiary* holding such interests as if they were the registered holder of the shares.

24.2 The only exceptions to Article 24.1 are where **rights** of the kind described there are:

- expressly given by the **Articles**; or
- of a kind which **the Company** has a legal duty to recognise.

SHARE CERTIFICATES

25 Joint Shareholders

The Company can allow up to a maximum of four people to be recognised as, or to be registered as, joint holders of the same shares. If shares are held jointly, **the Company** can pay any money relating to those shares to any of the joint **shareholders**. If a joint **shareholder** gives **the Company** a receipt, or if the **legislation** treats him as having given a receipt, this establishes conclusively that **the Company** has carried out its obligations to each of his other joint **shareholders** completely.

Articles 27.4, 27.5, 28.6, 30, 50.9, 54, 84, 140.1, 140.2 and 153 also refer to joint **shareholders**.

26 Shares without certificates and shares which can be transferred without transfer forms

26.1 **The Company** can *issue* shares, and other securities, which do not have certificates. **The Company** can also allow **existing shares** and other securities to

be held without certificates. Evidence of ownership of these shares and other securities does not involve a certificate. **The Company** can also allow any shares or other securities to be transferred without using a transfer form. **The Company** must comply with the **legislation** in doing each of these things.

26.2 These shares and other securities can, for example, be transferred by using a *relevant system*, as defined in the **Regulations**. Shares which can be transferred in this way are called "**uncertificated shares**".

26.3 If **the Company** has any shares *in issue* which are in *uncertificated form*, the **Articles** apply to those shares, but only as far as they are consistent with:

- holding those shares as uncertificated shares;
- transferring ownership of those shares by using a *relevant system*;
- any of the provisions of the **Regulations**; and
- any rules laid down by the **Directors** under Article 26.4.

26.4 The **Directors** can lay down rules:

- which govern the *issue*, holding and transfer and, where appropriate, the mechanics of conversion and *redemption* of uncertificated shares and other securities;
- which govern the mechanics for payments involving a *relevant system*; and
- which make any other provisions which the **Directors** consider are necessary to ensure that the **Articles** are consistent with the **Regulations** or with any rules or guidance of an *Operator* of a *relevant system* under the **Regulations**.

These rules will, if they say so, apply instead of the other provisions in the **Articles** relating to certificates and the transfer, conversion and *redemption* of shares and other securities and any other provisions which are not consistent with the **Regulations**.

26.5 The **Directors** can elect, without any need for further consultation with the holders of **the Company's** shares or other securities (unless those shares or other securities are governed by a deed or document other than the **Articles** which requires consultation to take place), that any class or all classes of shares and other securities of **the Company** shall be capable of being traded in *uncertificated form* under the **Regulations**.

27 Certificates

27.1 When a **shareholder** is first registered as the holder of any class of shares held in *certificated form*, he is entitled, free of charge, to a separate share certificate for the shares of each class held by him.

27.2 If a **shareholder** gets more shares of any class, he is entitled, free of charge, to another certificate for the extra shares to the extent that those extra shares are to be held in *certificated form*.

27.3 If a **shareholder** transfers part of his shares covered by a certificate, he is entitled, free of charge, to a new certificate for the balance to the extent that the balance is to be held in *certificated form*.

27.4 **The Company** does not have to issue more than one certificate for any share held in *certificated form*, even if that share is held jointly.

27.5 When **the Company** delivers a certificate to one joint **shareholder**, this is treated as delivery to all of the joint **shareholders**.

27.6 If a share is held in *certificated form*, **the Company** can deliver a certificate to a broker or an agent who is acting for a person who is buying the shares, or who is having the shares transferred to him.

27.7 Share certificates can be:

- signed by one or more **Directors** or by the **Secretary** or by any other person authorised by the **Directors**;
- sealed with the **Seal** or the **Securities Seal**; or
- printed in any way with a copy of the **Seal** or the **Securities Seal** or a copy of the signature of one or more **Directors** or by the **Secretary** or by any other person authorised by the **Directors**.

27.8 A share certificate must state the number and class of shares to which it relates and the amount paid up on those shares. It cannot be for shares of more than one class.

27.9 The time limit for **the Company** to provide a share certificate under this Article 27 is:

- one month after the *allotment* of a new share in *certificated form* (or any longer period provided by its terms of *issue*);
- five business days after a transfer of a *fully paid share* in *certificated form* is presented for registration; or
- two months after a transfer of a *partly paid share* in *certificated form* is presented for registration.

28 Replacement share certificates

28.1 If **a shareholder** has two or more share certificates for shares of the same class, he can ask **the Company** for these to be cancelled and replaced by a single new certificate. **The Company** must comply with this request.

28.2 A **shareholder** can ask **the Company** to cancel and replace a single share certificate with two or more certificates for the same total number of shares. **The Company** may comply with this request.

28.3 A **shareholder** can ask **the Company** for a new certificate if the original is:

- damaged or defaced; or
- said to be lost, stolen or destroyed.

28.4 If a certificate has been damaged or defaced, **the Company** can require the certificate to be returned to it before issuing a replacement. If a certificate is said to

be lost, stolen or destroyed, **the Company** can require satisfactory evidence of this and insist on receiving an *indemnity* before issuing a replacement.

28.5 The **Directors** can require the **shareholder** to pay **the Company's** exceptional out-of-pocket expenses for issuing any share certificates under this Article 28.

28.6 Any one joint **shareholder** holding shares in *certificated form* can request replacement certificates under this Article 28.

CALLS ON SHARES

29 The Directors can make calls on shares

The **Directors** can *call* on **shareholders** to pay any money which has not yet been paid to **the Company** for their shares. This includes the *nominal value* of the shares and any *premium* which may be payable on those shares. The **Directors** can also make *calls* on people who are *entitled* to *shares by law*. If the terms of *issue* of the shares allow this, the **Directors** can do any one or more of the following:

- make *calls* at any time and as often as they think fit;
- decide when and where the money is to be paid;
- decide that the money may be paid by instalments;
- *revoke* or postpone any *call*.

A *call* is treated as having been made as soon as the **Directors** pass a resolution authorising it.

30 The liability for calls

A *member* who has received at least 14 days' notice giving details of the amount *called* and of the time and place for payment, must pay the *call* as required by the notice. Joint **shareholders** are liable jointly and severally (which, in general terms, means all of them together and any of them separately) to pay any money *called* for.

31 Interest on unpaid calls

If the person due to pay any money *called* for in this way does not pay it by the day that it is due, he is liable to pay interest on the money. This interest will run from the day the money is due until it has actually been paid. The yearly interest rate will be fixed by the **Directors** (*subject to* a maximum of 15 per cent.) or if no rate is fixed, the appropriate rate (as defined by the **Companies Act**). The **Directors** can decide to forgo any or all of this interest.

32 Shareholders may not exercise their rights until calls are paid

If a **shareholder** has not paid any amount which is due under a *call* at the time it is due (including any interest and expenses) then, until he has paid all amounts due, he is not entitled to:

- receive any dividend;
- attend any meeting;
- vote at a meeting or in a *poll*;

- appoint a *proxy* or *company representative* to do any of these things for him; or
- *exercise* any of the other rights of a **shareholder**.

33 Sums which are payable when a share is allotted are treated as a call

If the **terms of a share** require any money to be paid at the time the share is *allotted* or at any fixed date, then this money will be treated in the same way as a valid *call* for money on shares which is due on the same date. If this money is not paid, everything in the **Articles** relating to non-payment of *calls* applies. This includes **Articles** which allow **the Company** to *forfeit* or sell shares and to claim interest.

34 Calls can be for different amounts

On or before an *issue* of shares, the **Directors** can decide that **shareholders** may be *called* on to pay different amounts or that they may be *called* on at different times.

35 Paying calls early

The **Directors** can accept payment in advance of some or all of the money from a **shareholder** before he is *called* on to pay that money. The **Directors** can agree to pay interest at a rate fixed by the **Directors** on money paid in advance until it would otherwise be due to **the Company**.

FORFEITING SHARES AND LIENS OVER SHARES

36 Notice following non-payment of a call

Articles 36 to 46 apply if a **shareholder** fails to pay the whole amount of a *call*, or an instalment of a *call*, by the day that it is due. They also apply in the same way to a person who is *entitled to a share by law*. If the whole amount then due has not been paid, the **Directors** can serve a notice on him at any time after the date the payment is due.

37 Contents of the notice

This notice must:

- demand payment of the amount immediately payable, together with any interest and any of **the Company's** expenses caused by the failure to pay which the **Directors** have decided should be claimed from the **shareholder**;
- give a date by when the total referred to immediately above must be paid. This must be at least seven days after the notice is served on the **shareholder**;
- notify him of the restrictions which apply to him under Article 32;
- say where the payment must be made; and
- say that, if the full amount demanded is not paid by the time and at the place stated, **the Company** can *forfeit* the shares on which the *call* or instalment was due.

38 Forfeiture if the notice is not complied with

If the notice is not complied with, the shares that it relates to can be *forfeited* at any time while any amount (including interest and expenses) is still outstanding. This is done by the

Directors passing a resolution stating that the shares have been *forfeited*. The **Directors** can accept the surrender of any share that would otherwise be *forfeited*.

39 Forfeiture will include unpaid dividends

If any shares are *forfeited*, all dividends which are due on the shares, but not yet paid, will also be *forfeited*.

40 Dealing with forfeited shares

A share *forfeited* or surrendered under Article 38 belongs to **the Company**. The **Directors** can sell or dispose of any *forfeited* share on any terms and in any way that they decide. This can be with or without a credit for any amount previously paid up for the share. It can be sold or disposed of to any person, including the previous **shareholder** or the person who was previously entitled to the share by law. The **Directors** can, if necessary, authorise any person to transfer a *forfeited* share.

41 Cancelling forfeiture

After a share has been *forfeited*, the **Directors** can cancel the *forfeiture*, but they can only do this before the share has been sold or disposed of. This cancellation of *forfeiture* can be done on any terms the **Directors** decide.

42 The position of shareholders after forfeiture

A **shareholder** loses all **rights** in connection with *forfeited* shares and, if the shares are held in *certificated form*, must surrender any certificate for those shares to **the Company** for cancellation. A **shareholder** is still liable to pay *calls* which have been made, but not paid, before the *forfeiture* of his shares. He is also liable to pay interest on the unpaid amount until it is paid. The **Directors** can fix the rate of interest, but it must not be more than 15 per cent. a year. The **shareholder** continues to be liable for all claims and demands which **the Company** could have made relating to the *forfeited* share. He is not entitled to any credit for the value of the share when it was *forfeited* or for money received by **the Company** under Article 39, unless the **Directors** decide to allow credit for all or any of that value.

43 The Company's lien on shares

The Company has a *lien* on all *partly paid shares*. This *lien* has priority over claims of others to the shares. This *lien* is for any money owed to **the Company** for the shares. The **Directors** can decide to give up any *lien* which has arisen and can also decide to suspend any *lien* which would otherwise apply to particular shares.

44 Enforcing the lien by selling the shares

If the **Directors** want to enforce the *lien* referred to in Article 43, they can sell some or all of the shares in any way they decide. The **Directors** can authorise someone to transfer the shares sold, but they cannot sell the shares until all of these conditions are met:

- the money owed by the **shareholder** must be immediately payable;
- the **Directors** must have given a written notice to the **shareholder**. This notice must say how much is due. It must also demand that this money is paid, and say that the **shareholder's** shares will be sold if the money is not paid;

- the notice must have been served on the **shareholder** or on any person who is entitled to the shares by law and can be served in any way that the **Directors** decide; and
- the money has not been paid by at least 14 days after the notice has been served.

45 Using the proceeds of the sale

If the **Directors** sell any shares under Article 44, the net proceeds will first be used to pay off the amount which is then payable to **the Company**. The **Directors** will pay any money left over to the former **shareholder** or to any person who would otherwise be *entitled* to the *shares by law* at the date of sale. **The Company's** *lien* will also apply to any money left over to cover any money still due to **the Company** on the *partly paid shares* but which is not yet payable. **The Company** has the same rights over this money as it had over the shares immediately before they were sold. If the shares are held in *certificated form*, **the Company** need not pay over anything until the certificate representing the shares sold has been delivered to **the Company** for cancellation.

46 Evidence of forfeiture or sale

A **Director**, or the **Secretary**, can make a *statutory declaration* which declares:

- that he is a **Director** or the **Secretary** of **the Company**;
- that a share has been properly surrendered, *forfeited* or sold to satisfy a *lien* under the **Articles**; and
- when the share was surrendered, *forfeited* or sold.

This will be evidence of these facts which cannot be disputed. If this declaration is delivered to the new holder of a share with any evidence of transfer which is required, this gives the new holder *good title* to the share. The new holder of the share does not need to take any steps to see how any money he may be paying for the share is used. The new **shareholder's** ownership of the share will not be affected if the steps taken to surrender or *forfeit* the share, or the sale or disposal of the share, were invalid or irregular or if anything that should have been done was not done.

CHANGING SHARE RIGHTS

47 Changing the special rights of shares

47.1 If **the Company's share capital** is split into different classes of shares, and if the **legislation** allows this, the *special rights* which are attached to any of these classes can be changed or *abrogated* if this is approved by an *Extraordinary Resolution*. This must be passed at a separate meeting of the holders of the relevant class of shares. This is called a "**class meeting**". Article 47 is *subject to* what is said in Article 10 about varying the rights of the **Preference Shares**.

47.2 The *special rights* of a class of shares can be changed or *abrogated* while **the Company** is a going concern or while **the Company** is being *wound up* (or while its winding up is being considered).

47.3 All the **Articles** relating to General Meetings apply, with any necessary changes, to a class meeting, but with the following changes:

- at least two people who hold (or who act as *proxies* for) at least one third of the total *nominal value* of the **existing shares** of the class are a *quorum*, but if this *quorum* is not present at an *adjourned* meeting, one person who holds shares of the class, or his *proxy*, is a *quorum* other than in respect of the **9¼% Preference Shares** and **9¾% Preference Shares** when two people who hold shares of the relevant class, or his *proxy*, are a *quorum*;
- anybody who is personally present or who is represented by a *proxy* can *demand a poll*; and
- *on a poll*, the holders of shares will have one vote for every share of the class which they hold, but this is *subject to* any *special rights* or restrictions which are attached to any class of shares by the **Articles** or any **rights** which are attached to shares in some other way under the **Articles**.

47.4 This Article 47 also applies to any change or abrogation of *special rights* of shares forming part of a class, unless the terms of those shares require changes to be approved in some other way. Each part of the class which is being treated differently is treated as a separate class in operating this Article 47.

48 More about the special rights of shares

The *special rights* of **existing shares** are not regarded as changed or *abrogated*:

- if new shares are created or *issued* which *rank* equally with any other **existing shares** when sharing in profits or *assets* of **the Company**; or
- if **the Company** buys back its own shares,

unless the terms of the **existing shares** expressly say otherwise.

TRANSFERRING SHARES

49 Transfer forms

Unless the **Articles** say otherwise and *subject to* the terms of *issue* of any **Preference Shares**, any **shareholder** can transfer some or all of his shares to another person. Every transfer of a share held in *certificated form* must be **in writing** and either in the usual standard form or in any other form approved by the **Directors**. Every transfer of a share held in *uncertificated form* must be made by means of a *relevant system* and must comply with the **Regulations**.

50 More about transfers

50.1 In the case of a transfer of a share held in *certificated form*, the transfer form must be delivered to the office where the **Register** is kept. The transfer form must have duly been stamped and have with it:

- the share certificate(s) for the shares to be transferred; and
- any other evidence which the **Directors** ask for to prove the entitlement of the person wishing to make the transfer.

50.2 However, if a transfer is by a ***recognised clearing house*** or its nominee or by a ***recognised investment exchange***, a share certificate is only needed if a certificate has been issued for the shares in question.

50.3 A share transfer form must be signed, or made effective in some other way, by the person making the transfer. It need not be made effective by that person sealing it.

50.4 In the case of a transfer of a share held in *certificated form* where the share is not a *fully paid share*, a share transfer form must also be signed, or made effective in some other way, by the person the share is being transferred to. It need not be made effective by that person sealing it.

50.5 The person making a transfer will be treated as continuing to be the **shareholder** until the name of the person to whom a share is being transferred is put on the **Register** for that share.

50.6 If **the Company** registers a transfer of a share held in *certificated form*, it may keep the transfer form.

50.7 A transfer form cannot be used to transfer more than one class of shares. Each class needs a separate form.

50.8 No fee is payable to **the Company** for transferring shares or registering changes relating to the ownership of shares.

50.9 Transfers may not be in favour of more than four joint holders.

51 The Company can refuse to register certain transfers

51.1 The **Directors** can refuse to register a transfer of any shares which are held in *certificated form* and which are not *fully paid shares*. They can also refuse to register a transfer of any shares which are held in *uncertificated form* and which are not *fully paid shares*, but only in the circumstances allowed by the **Regulations**. They do not have to give any reasons for refusing. But, if any of those shares have been admitted to the Official List of the **UK Listing Authority**, the **Directors** cannot refuse to register a transfer if this would stop dealings in the shares from taking place on an open and proper basis.

51.2 If the **Directors** decide not to register a transfer of a share, they must notify the person to whom the shares were to be transferred. This must be done no later than two months after **the Company** receives the transfer (where the shares are held in *certificated form*) or two months after **the Company** receives the relevant *Operator-instruction* (where the shares are held in *uncertificated form*).

52 Closing the Register

The **Directors** can decide to suspend the registration of transfers by closing the **Register** except that the **Register** cannot be closed without the consent of the *Operator* in respect of shares which are participating securities under the **Regulations**. This closure can be for part of a day, a day or more than a day. Suspension periods can vary between different classes of shares. The **Register** cannot be closed for more than 30 days a year.

53 Overseas branch registers

The Company can use all the powers that the **legislation** gives it to keep an overseas branch register. The **Directors** can make regulations, and change any regulations previously made by them, relating to this register, as long as the **legislation** allows this.

PERSONS ENTITLED TO SHARES BY LAW

54 When a shareholder dies

54.1 When a sole **shareholder** dies (or a **shareholder** who is the last survivor of joint **shareholders** dies), his legal *personal representatives* will be the only people whom **the Company** will recognise as being *entitled* to his *shares by law.*

54.2 If a **shareholder** who is a joint **shareholder** dies, the remaining joint **shareholder** or **shareholders** will be the only people whom **the Company** will recognise as being *entitled* to his *shares by law.*

54.3 This Article 54 does not discharge the estate of any **shareholder** from any *liability.*

55 Registering personal representatives and so on

A person who becomes *entitled* to a *share by law* can either be registered as the **shareholder** or can select some other person to whom the share should be transferred. The person who is *entitled* to a *share by law* must provide any evidence of his entitlement which is reasonably required by the **Directors**.

56 A person who wants to be registered must give notice

If a person who is *entitled* to a *share by law* wants to be registered as a **shareholder,** he must deliver or send a notice to **the Company** saying that he has made this decision. He must sign this notice which must be in the form specified by the **Directors**. This notice will be treated as a transfer form. All of the provisions of the **Articles** about registering transfers of shares apply to it. The **Directors** have the same power to refuse to register a person *entitled* to *shares by law* as they would have had to refuse to register a transfer by the person who was previously entitled to the shares.

57 A person who wants to have another person registered must use a transfer form

If a person who is *entitled* to a *share by law* wants the share to be transferred to another person, he must do this by signing a transfer form to the person he has selected. The **Directors** have the same power to refuse to register the person selected as they would have had to refuse to register a transfer by the person who was previously entitled to the shares.

58 The rights of people entitled to shares by law

58.1 A person who is *entitled* to a *share by law* is entitled to any dividends or other money relating to the share, even though he is not registered as the holder of that share. But the **Directors** can withhold the dividend and other money until a person has been properly registered as the **shareholder** as laid down in the **Articles**. They can

also withhold the dividend if the person who was previously entitled to the share could have had his dividend withheld.

58.2 Unless he is registered as the holder of the share, the person *entitled* to a *share by law* is not entitled to:

- receive notices of **shareholders meetings** or to attend or vote at these meetings; or
- any of the other rights and benefits of being a **shareholder**,

unless the **Directors** decide to allow this.

SHAREHOLDERS WHO CANNOT BE TRACED

59 Shareholders who cannot be traced

59.1 **The Company** can sell any shares at the best price reasonably obtainable if:

- during the 12 years before the earliest of the advertisements referred to in the next point, at least three dividends have been paid and no dividend during that period has been claimed;
- on or after the expiry of this 12 year period, **the Company** announces that it intends to sell the shares by placing an advertisement in a leading national newspaper in the **United Kingdom** and in at least one newspaper appearing in the area which includes the address held by **the Company** for serving notices relating to the shares;
- during this 12 year period and for three months after the last of these advertisements appears, **the Company** has not heard from the **shareholder** or any person who is entitled to the *shares by law*; and
- **the Company** has notified the **UK Listing Authority** that it intends to sell the shares.

59.2 To sell any shares in this way, **the Company** can appoint any person to effect a transfer of the shares. This transfer will be just as effective as if it had been effected by the registered holder of the shares or by a person who is *entitled* to the *shares by law*. The ownership of the person to whom the shares are transferred will not be affected even if the sale is irregular or invalid in any way.

59.3 The net sale proceeds (called the "**money**" in this Article 59) belong to **the Company** until claimed under this Article 59, but, unless and until the money has been forfeited under Article 59.5, it must pay the money to the **shareholder** who could not be traced, or to the person who would have been entitled to his *shares by law*, if that **shareholder**, or that other person, asks for it.

59.4 After the sale, **the Company** must record the name of that **shareholder**, or (if known) the person who would have been entitled to the shares by law, as a creditor for the money in its accounts, unless and until the money has been forfeited under Article 59.5. **The Company** will not be a trustee of the money and will not be liable to pay interest on it. **The Company** can use the money, and any money earned by using the money, for its business or in any other way that the **Directors** decide, but

the money cannot be invested in **the Company's** shares or in the shares of any *holding company* of **the Company**.

59.5 If no valid claim for the money has been received by **the Company** under Article 59.3 during a period of six years from the date on which the relevant shares were sold by **the Company** under this Article 59, the money will be *forfeited* and will belong to **the Company**.

60 Issue and Sale of Unclaimed Shares

60.1 In this Article 60.1, "**Unclaimed Shares**" means shares in **the Company** which were or are *issued* in return for the cancellation of shares in **Halifax Group** under the **Halifax Group Scheme** which themselves were or are *issued* in return for the cancellation of shares in **Halifax** under the **Scheme** which were or are themselves *issued* in connection with the transfer of the business of Halifax Building Society to **Halifax** (either before the **Vesting Day** or under Article 60.1.6) which have not been claimed by the person entitled to them under the **Transfer Agreement** effecting the transfer of the business of Halifax Building Society to **Halifax** or, if that person has died, by the person *entitled* to the *shares by law*.

60.1.1 **The Company** can sell any Unclaimed Shares at the best price reasonably obtainable if:

- during the three years following the **Vesting Day**, no person has given notice to **Halifax, Halifax Group** or **the Company** or to the registered holder of the Unclaimed Shares, that he is entitled to claim those shares;
- on or after the expiry of this three year period **Halifax Group** or **Halifax** announces that it intends to sell the shares by placing an advertisement in a leading national newspaper in the **United Kingdom** and in at least one newspaper appearing in the area which includes the last known address held by Halifax Building Society of the person entitled to the shares;
- during this three year period and for three months after the last of these advertisements appears, neither **Halifax Group, Halifax** nor **the Company** has received a claim for the shares together with registration details in a form satisfactory to **the Company**, from the person entitled to the shares; and
- **the Company** has notified the **UK Listing Authority** that it intends to sell the shares.

60.1.2 To sell the shares in this way, any person who is the registered holder for and on behalf of the person entitled to the Unclaimed Shares which **the Company** is proposing to sell shall, at the request of **the Company**, effect a transfer of those shares to any other person in accordance with **the Company's** instructions. If that person fails to effect the transfer at the request of **the Company, the Company** can appoint any person to effect a transfer of the shares. A transfer effected by a person appointed by **the Company** will be just as effective as if it had been effected by the registered holders of the shares. The ownership of the person to whom the

shares are transferred will not be affected even if the sale is irregular or invalid in any way.

60.1.3 The net sale proceeds (called the "**money**" in this Article 60.1) belong to **the Company** until claimed under this Article 60.1, but, unless and until the money has been *forfeited* under Article 60.1.5, it must pay the money to the person who would have been entitled to claim the shares or would have been *entitled* to his *shares by law*, if the relevant person asks for it.

60.1.4 After the sale, **the Company** must record the name of the person entitled to claim the shares as a creditor for the money in its accounts, unless and until the money has been forfeited under Article 60.1.5. **The Company** will not be a trustee of the money and will not be liable to pay interest on it. **The Company** can use the money, and any money earned by using the money, for its business or in any other way that the **Directors** decide, but the money cannot be invested in **the Company's** shares or in those of any *holding company* of **the Company**.

60.1.5 If no valid claim for the money has been received by **the Company** under Article 60.1.3 during a period of nine years from the date on which the relevant Unclaimed Shares were sold by **the Company** under Article 60.1, the money will be *forfeited* and will belong to **the Company**.

60.1.6 The **Directors** may *issue fully paid* **Ordinary Shares** at any time in order to satisfy a valid claim for shares by a person entitled to them under the **Transfer Agreement** or, if that person has died, by the person *entitled* to *those shares by law*. When *issuing* these shares, the **Directors** may *capitalise* a sufficient sum to pay up the shares in full from any of **the Company's** *reserves* or from funds which **the Company** is holding as net profit and Article 144.2 shall not apply to this capitalisation. The power to *issue* and pay up these shares is *subject to* the **Directors** having the necessary authority under Article 21 to *allot* a sufficient number of relevant securities.

60.2 In this Article 60.2, "**Unclaimed Preference Shares**" means any **$6^1/_8$% Preference Shares** which are *issued* to the person appointed as trustee for the Unclaimed Preference Shares (or a nominee for such person) in return for the cancellation or transfer of shares in **Halifax** which were issued in connection with a transfer of the business of the Birmingham Midshires building society to **Halifax** (either on or before the date on which the business of that building society vested in **Halifax** in accordance with Section 97 of the Building Societies Act 1986 , which have not been claimed by the person entitled to them under the transfer agreement effecting the transfer of the business of the Birmingham Midshires building society to **Halifax** under Section 97 or, if that person has died, by the person entitled to the shares by law.

60.2.1 **The Company** can sell any Unclaimed Preference Shares at the best price reasonably obtainable if:

- during the three years following 19 April 1999, no person has given notice to **the Company** or **Halifax** or to the registered holder of the Unclaimed Preference Shares, that he is entitled to claim those Preference Shares;

- on or after the expiry of this three year period, **the Company** announces that it intends to sell the Unclaimed Preference Shares by placing an advertisement in a leading national newspaper in the **United Kingdom** and in at least one newspaper appearing in the area which includes the last known address held by the relevant building society of the person entitled to those Preference Shares;
- during the three year period and for three months after the last of these advertisements appears, **the Company** or **Halifax** has not received a claim for those Preference Shares together with registration details in a form satisfactory to **the Company**, from the person entitled to them; and
- **the Company** has notified the **UK Listing Authority** that it intends to sell the Unclaimed Preference Shares.

60.2.2 To sell the Unclaimed Preference Shares in this way, any person who is the registered holder for and on behalf of the person entitled to the Unclaimed Preference Shares which **the Company** is proposing to sell must, at the request of **the Company**, effect a transfer of those Preference Shares to any other person in accordance with **the Company's** instructions. If that person fails to effect the transfer at the request of **the Company, the Company** can appoint any person to effect a transfer of the **6$^1/_8$% Preference Shares**. A transfer effected by a person appointed by **the Company** will be just as effective as if it had been effected by the registered holders of the shares. The ownership of the person to whom the shares are transferred will not be affected even if the sale is irregular or invalid in any way.

60.2.3 The net sale proceeds (called the "**money**" in this Article 60.2) belong to **the Company** until claimed under this Article 60.2, but, unless and until the money has been forfeited under Article 60.2.5, it must pay the money to the person who would have been entitled to claim the **6$^1/_8$% Preference Shares** or would have been entitled to the shares by law, if the relevant person claims it.

60.2.4 After the sale, **the Company** must record the name of the person entitled to claim the shares as a creditor for the money in its accounts, unless and until the money has been forfeited under Article 60.2.5. **The Company** will not be a trustee of money and will not be liable to pay interest on it. **The Company** can use the money, and any money earned by using the money, for its business or in any other way that the **Directors** decide, but the money cannot be invested in **the Company's** shares or in those of any *holding company* of **the Company**.

60.2.5 If no valid claim for the money has been received by **the Company** or **Halifax** under Article 60.2.3 during a period of nine years from the date on which the relevant Unclaimed Preference Shares were sold by **the Company** under this Article 60.2, the money will be forfeited and will belong to **the Company**.

60.2.6 The **Directors** may *issue* fully paid **6$^1/_8$% Preference Shares** at any time in order to satisfy a claim for 6$^1/_8$% preference shares in **Halifax** by a person who, but for an error in the records of the relevant building society, would

have been entitled to them under the relevant transfer agreement or, if that person has died, by the person entitled to those shares by law. When issuing the **6 1/8% Preference Shares**, the **Directors** may *capitalise* a sufficient sum to pay up the **6 1/8% Preference Shares** in full from any of **the Company's** *reserves* or from funds which **the Company** is holding as net profit and Article 10.1 or 144.2 shall not apply to this capitalisation. The power to *issue* and pay up the **Preference Shares** is *subject to* **the Directors** having the necessary authority to *allot* a sufficient number of relevant securities.

GENERAL MEETINGS

61 The Annual General Meeting

The Company must hold an Annual General Meeting once in each year, in addition to any other General Meetings which are held in the year. The notice calling the meeting must say that the meeting is the Annual General Meeting. There must not be a gap of more than 15 months between one Annual General Meeting and the next. The **Directors** will decide when and where to hold the Annual General Meeting.

62 Extraordinary General Meetings

If a General Meeting is not an Annual General Meeting, it is called an Extraordinary General Meeting.

63 Calling an Extraordinary General Meeting

The **Directors** can decide to call an Extraordinary General Meeting at any time. Extraordinary General Meetings must also be called promptly in response to a *requisition* by **shareholders** under the **legislation**.

64 Notice of meetings

64.1 At least 21 clear days' notice **in writing** must be given for every Annual General Meeting and for any other meeting where it is proposed to pass a *Special Resolution* or to pass some other resolution of which "special notice" under the **Companies Act** has been given to **the Company**. For every other General Meeting, at least 14 clear days' notice **in writing** must be given. However, a shorter period of notice can be given:

- for an Annual General Meeting, if all the *members* who are entitled to attend and vote agree; or
- for an Extraordinary General Meeting, if a majority of the *members* agree and those members hold at least 95 per cent. by *nominal value* of the shares whose holders can vote at the meeting.

64.2 Any notice of meeting must:

- say where the meeting is to be held;
- give the date and time of the meeting;

- give the general nature of the business of the meeting;
- say if any resolution will be proposed as a *Special Resolution* or *Extraordinary Resolution*; and
- say that a **shareholder** who can attend and vote can appoint one or more *proxies* (who need not be **shareholders**) to vote for him. Where more than one *proxy* is appointed, the form appointing each *proxy* must state the number of shares in respect of which each *proxy* is given.

64.3 Notices of meetings must be given to the **shareholders** unless the **Articles** say they are not entitled to receive them from **the Company**. Notice must also be given to the **Auditors**. The day when the notice is served (see Article 155), or is treated as served, and the day of the meeting do not count towards the period of notice.

64.4 If **the Company** *cannot effectively call a* General Meeting *by sending notices* through the post, because the postal service is suspended or restricted in the **United Kingdom** or some part of the **United Kingdom**, the **Directors** can call the meeting by publishing a notice in at least two **United Kingdom** national newspapers (or, if the postal service is only restricted or suspended in part of the **United Kingdom**, in one or more local newspapers having general circulation in that area). Notice published in this way will be treated as being properly served on **shareholders** who are entitled to receive it on the day when the advertisement appears. If it becomes possible to use the postal service again more than 14 days before the meeting, **the Company** must send confirmation of the notice through the post. This Article 64.4 is *subject to* Section 238 of the **Companies Act** as far as Annual General Meetings *are concerned (which relates to the circulation* of accounts). Articles 151 to 157 are *subject to* this Article 64.4 as far as notices are concerned.

64.5 Business which is not referred to in the notice of a General Meeting shall not be transacted at that General Meeting.

65 A General Meeting can be moved at short notice

If the **Directors** consider that it is impracticable, or unreasonable, to hold a General Meeting at the place stated in the notice calling the meeting, they can move or postpone the meeting (or do both). If the **Directors** do this, an announcement of the date, time and place of the rearranged meeting will, if practicable, be published in at least two **United Kingdom** national newspapers. Notice of the business of the meeting does not need to be given again. The **Directors** must take reasonable steps to ensure that any **shareholder** trying to attend the meeting at the original time and place is informed of the new arrangements. If a meeting is rearranged in this way, *proxy forms* can be delivered, in the way required by Article 87, until 48 hours before the time of the rearranged meeting. The **Directors** can also move or postpone the rearranged meeting, or both, under this Article 65.

PROCEEDINGS AT GENERAL MEETINGS

66 The chairman of a meeting

66.1 The **Chairman** will be the chairman of the meeting at every General Meeting, if he is willing and able to take the chair.

66.2 If **the Company** does not have a **Chairman**, or if he is not willing and able to take the chair, a Vice Chairman will chair the meeting if he is willing and able to take the chair. If more than one Vice Chairman is present they will agree between themselves who will take the chair and if they cannot agree, the Vice Chairman who has been a **Director** longest will take the chair.

66.3 If **the Company** does not have a **Chairman** or a Vice Chairman, or if neither the **Chairman** nor a Vice Chairman is willing and able to chair the meeting, after waiting five minutes from the time that a meeting is due to start, the **Directors** who are present will choose one of themselves to act as chairman of the meeting. If there is only one **Director** present, he will be the chairman of the meeting, if he agrees.

66.4 If there is no **Director** willing and able to be the chairman of the meeting, then the **shareholders** who are personally present at the meeting and entitled to vote will decide which one of them is to be the chairman of the meeting.

66.5 To avoid any doubt, nothing in the **Articles** restricts or excludes any of the powers, or rights of a chairman of a meeting which are given by the general law.

67 Security and other arrangements at General Meetings

Either the chairman of a meeting or the **Secretary** can take any action he considers appropriate for:

- the safety of people attending a General Meeting;
- proper and orderly conduct at a General Meeting; or
- the meeting to reflect the wishes of the majority.

68 Overflow meeting rooms

The **Directors** can arrange for any people who they consider cannot be seated in the main meeting room, where the chairman of the meeting will be, to attend and take part in a General Meeting in an overflow room or rooms. Any overflow room will have a live video link from the main room and a two-way sound link. The notice of the meeting does not have to give details of any arrangements under this Article 68. The **Directors** can decide on how to divide people between the main room and any overflow room. If any overflow room is used, the meeting will be treated as being held and taking place in the main room.

69 The quorum needed for meetings

Before a General Meeting starts to do business, there must be a *quorum* present. If there is not, the meeting cannot carry out any business. Unless the **Articles** say otherwise, a *quorum* for all purposes is two people who are entitled to vote. They may be **shareholders** who are personally present or *proxies* for **shareholders** and each person will count towards the *quorum*.

70 The procedure if there is no quorum

This Article 70 applies if a *quorum* is not present within five minutes of the time fixed for a General Meeting to start or within any longer period which the chairman of the meeting may decide. If the meeting was called by **shareholders** it shall be dissolved. Any other meeting shall be *adjourned* to any day, time and place stated in the notice of meeting. If the notice

does not provide for this, the meeting shall be *adjourned* to a day, time and place decided on by the chairman of the meeting.

71 Adjourning meetings

71.1 The chairman of a meeting can *adjourn* the meeting, before or after it has started, and whether or not a *quorum* is present, if he considers that:

- there is not enough room for the number of **shareholders** who wish to attend the meeting;
- the behaviour of the people present prevents, or is likely to prevent, the business of the meeting being carried out in an orderly way; or
- an *adjournment* is necessary for any other reason, so that the business of the meeting can be properly carried out.

The chairman of the meeting does not need the consent of the meeting to *adjourn* it for any of these reasons to a time, date and place which he decides. He may also *adjourn* the meeting to a later time on the same day or indefinitely. If a meeting is *adjourned* indefinitely, the **Directors** will fix the time, date and place of the *adjourned* meeting.

71.2 The chairman of a meeting can also *adjourn* a meeting which has a *quorum* present if this is agreed by the meeting. This can be to a time, date and place proposed by the chairman of the meeting or the *adjournment* can be indefinite. The chairman of the meeting must *adjourn* the meeting if the meeting directs him to. In these circumstances the meeting will decide how long the *adjournment* will be and where it will *adjourn* to. If a meeting is *adjourned* indefinitely, the **Directors** will fix the time, date and place of the *adjourned* meeting.

71.3 Meetings can be *adjourned* more than once. However, if a meeting is *adjourned* for at least 30 days or indefinitely, at least 14 days' notice must be given for the *adjourned* meeting in the same way as was required for the original meeting. If a meeting is *adjourned* for less than 30 days, there is no need to give notice of the *adjourned* meeting or of the business to be considered there.

71.4 A reconvened meeting can only deal with business that could have been dealt with at the meeting which was *adjourned*.

72 Amending resolutions

72.1 Amendments can be proposed to any resolution if they are clerical amendments or amendments to correct some other obvious error in the resolution.

72.2 No other amendments can be proposed to any *Special Resolution* or *Extraordinary Resolution*.

72.3 Amendments to an *Ordinary Resolution* which are within the scope of the resolution can be proposed if:

- notice of the proposed amendment is delivered to the **Registered Office** at least two **working days** before the day of the meeting, or *adjourned* meeting; or

- the chairman of the meeting decides that the amendment is appropriate for consideration by the meeting.

No other amendment can be proposed to an *Ordinary Resolution*.

72.4 If the chairman of a meeting, acting in good faith, rules an amendment out of order, any error in that ruling will not affect the validity of a vote on the original resolution.

VOTING PROCEDURES

73 How votes are taken

73.1 If a resolution is put to the vote at a General Meeting, it will be decided by a *show of hands*, unless a *poll* is demanded when, or before, the result of the *show of hands* is declared by the chairman of the meeting. A *poll* can be demanded by:

- the chairman of the meeting;
- at least five **shareholders** at the meeting (including *proxies*) who are entitled to vote;
- one or more **shareholders** at the meeting (including *proxies*) who are entitled to vote and who have, between them, at least ten per cent. of the total votes of all **shareholders** (including *proxies*) who have the right to vote at the meeting; or
- one or more **shareholders** (including *proxies*) who have (or represent *members* who have) shares which allow them to vote at the meeting and on which the total amount which has been paid up on these shares is at least ten per cent. of the total sum paid up on all shares which give the right to vote at the meeting.

73.2 A *proxy form* gives the *proxy* the authority to demand a *poll* or to join others in demanding one. A demand for a *poll* made by a *proxy* for a **shareholder** is treated in the same way as a demand by the **shareholder** himself.

73.3 A demand for a *poll* can be withdrawn if the chairman of the meeting agrees to this. If a *poll* is demanded, and this demand is then withdrawn, any declaration by the chairman of the meeting of the result of a vote on that resolution by a *show of hands*, which was made before the *poll* was demanded, will stand.

74 How a poll is taken

74.1 If a *poll* is demanded in the way allowed by the **Articles**, the chairman of the meeting decides where, when and how it will be carried out. The result is treated as the decision of the meeting where the *poll* was demanded, even if the *poll* is carried out after the meeting.

74.2 The chairman of a meeting can do any one or more of the following:

- decide that a ballot or voting papers or tickets will be used;
- appoint scrutineers (who need not be **shareholders**); and
- *adjourn* the meeting to a day, time and place which he decides on for the result of the *poll* to be declared.

74.3 If a *poll* is called, a **shareholder** can vote either personally or by his *proxy*. If a **shareholder** votes on a *poll*, he does not have to use all of his votes, nor does he have to cast all of his votes in the same way.

75 Where there cannot be a poll

A *poll* is not allowed on a vote to elect a chairman of a meeting. Nor is a *poll* allowed on a vote to *adjourn* a meeting, unless the chairman of the meeting demands a *poll*.

76 A meeting continues after a poll is demanded

A demand for a *poll* on a particular matter does not stop a meeting from continuing and dealing with other matters.

77 Timing of a poll

A *poll* to *adjourn* the meeting must be taken immediately at the meeting. Any other *poll* can either be taken immediately at the meeting or within 30 days and at a place decided on by the chairman of the meeting. No notice is required for a *poll* which is not taken immediately.

78 The chairman of the meeting's casting vote

If the votes are equal, either on a *show of hands* or a *poll*, the chairman of the meeting is entitled to a further, casting vote. This is in addition to any other votes which he may have as a **shareholder** or as a *proxy*.

79 The effect of a declaration by the chairman of the meeting

The following applies when there is a vote on a *show of hands* and no *poll* is demanded (or any demand for a *poll* is withdrawn). Any of the following declarations by the chairman of the meeting which is entered in the minute book is conclusive proof that:

- a resolution has been carried;
- a resolution has been carried unanimously;
- a resolution has been carried by a particular majority;
- a resolution has been lost; or
- a resolution has been lost by a particular majority.

There is no need to prove the number, or proportion, of votes recorded for or against a resolution.

VOTING RIGHTS

80 The votes of shareholders

When a **shareholder** is entitled to attend a meeting and vote, he has only one vote on a *show of hands*. A *proxy* (other than the chairman of the meeting in his capacity as a *proxy*) can vote on a *show of hands* but does not have more than one vote even if he is also a **shareholder** himself or is a *proxy* for more than one person. When there is a *poll*, a **shareholder** (or his *proxy*) who is entitled to be present and to vote has one vote for every

share which he holds. This is *subject to* any *special rights* or restrictions which are given to any class of shares by, or under, the **Articles**.

81 Shareholders who owe money to the Company

Unless the **Articles** say otherwise, the only people who can attend or vote at General Meetings are **shareholders** who have paid **the Company** all *calls* and all other sums relating to their shares which are due at the time of the meeting (or their *proxies*). This applies both to attending a meeting personally and to appointing a *proxy*.

82 Failure to comply with a notice under Section 212 of the Companies Act

82.1 This Article 82 applies if any **shareholder**, or any person appearing to be interested in shares held by **that shareholder**, has been properly served with a notice under Section 212 of the **Companies Act**, requiring information about interests in shares, and has failed for a period of 14 days to supply to **the Company** the information required by that notice. Then, unless the **Directors** otherwise decide, the **shareholder** is not, for as long as the failure continues, entitled to attend or vote either personally or by *proxy* at a **shareholders meeting** or to *exercise* any other right in relation to **shareholders meetings** as holder of:

- the shares in relation to which the default occurred (called "**default shares**");
- any further shares which are *issued* in respect of default shares; and
- any other shares held by the **shareholder** holding the default shares.

82.2 Any person who acquires shares *subject to* restrictions under Article 82.1 is *subject to* the same restrictions, unless:

- the transfer was an approved transfer (see Article 82.8); or
- the transfer was by a **shareholder** who was not himself in default in supplying the information required by the notice under Article 82.1 and a certificate in accordance with Article 82.3 is provided.

82.3 If the default shares represent 0.25 per cent. or more of the **existing shares** of a class, the **Directors** can in their absolute discretion by notice (called a "**direction notice**") to the **shareholder** direct that:

- any dividend or part of a dividend or other money which would otherwise be payable on the default shares shall be retained by **the Company** without any *liability* to pay interest when such money is finally paid to the **shareholder**; and/or
- the **shareholder** shall not be entitled to elect to receive shares in place of dividends; and/or
- no transfer of any of the shares held by the **shareholder** in *certificated form* and, so far as it is permitted by the **Regulations**, no transfer of the shares held by the **shareholder** in *uncertificated form* shall be registered or effected, unless either:
- the transfer is an approved transfer (see Article 82.8); or

- the **shareholder** is not himself in default as regards supplying the information required, and in this case:
  - the transfer is of part only of his holding; and
  - when presented for registration, the transfer is accompanied by a certificate given by the **shareholder**. This certificate must be in a form which is satisfactory to the **Directors** and state that, after due and careful enquiry, the **shareholder** is satisfied that none of the shares included in the transfer are default shares.

82.4 **The Company** must send a copy of the direction notice to each other person who appears to be interested in the shares covered by the notice but, if it fails to do so, this does not invalidate the direction notice.

82.5 A direction notice has the effect which it states while the default resulting in the notice continues. It ceases to apply when the **Directors** decide (which they must do within one week of the default being cured, otherwise it ceases to apply anyway). **The Company** must give the **shareholder** immediate written notice of the **Directors'** decision.

82.6 A direction notice also ceases to apply to any shares which are transferred by a **shareholder** in a transfer which would be permitted under Article 82.3 even where a direction notice restricts transfers.

82.7 For the purposes of this Article 82 a person is treated as appearing to be interested in any shares if the **shareholder** holding those shares has been served with a notice under Section 212 of the **Companies Act** and:

- the **shareholder** has named that person as being so interested; or
- (after taking into account the response of the **shareholder** to that notice and any other relevant information) **the Company** knows or has reasonable cause to believe that the person in question is or may be interested in the shares.

82.8 For the purposes of this Article 82, a transfer of shares is an "**approved transfer**" if:

- it is a transfer of shares to an offeror under an acceptance of a takeover offer (as defined in Section 428 of the **Companies Act**); or
- the **Directors** are satisfied that the transfer is made in connection with a sale, in good faith, of the whole of the beneficial ownership of the shares to a party unconnected with the **shareholder** or with any person appearing to be interested in the shares. This includes such a sale made through the **London Stock Exchange** or any other stock exchange outside the **United Kingdom** on which **the Company's** shares are normally traded. For this purpose any associate (as that term is defined in Section 435 of the Insolvency Act 1986) is included in the class of persons who are connected with the **shareholder** or any person appearing to be interested in the shares.

82.9 This Article 82 does not restrict in any way the provisions of the **Companies Act** which apply to failures to comply with notices under Section 212 of the **Companies Act**.

83 Votes of shareholders who are of unsound mind

This Article 83 applies where:

- a **shareholder** is of unsound mind; and
- a court which claims jurisdiction to protect people who are unable to manage their own affairs has made an order about the **shareholder**.

The person or people appointed to act for the **shareholder** can vote for the **shareholder** and *exercise* other **rights** at General Meetings. This includes appointing a *proxy*, voting on a *show of hands* and voting on a *poll*. However, it only applies if any evidence which the **Directors** may require of the authority of the person or people appointed to act for the **shareholder** to do these things is delivered to the office where the **Register** is kept at least 48 hours before the relevant meeting (or *adjourned* meeting).

84 The votes of joint holders

This Article 84 applies to a share held by joint **shareholders**. If more than one of the joint **shareholders** votes, the only vote which will count is the vote of the person who is the first named on the **Register** of the voting joint **shareholders** for that share.

85 Completing proxy forms

85.1 A *proxy form* can be in any form which the **Directors** approve.

85.2 A *proxy form* must be **in writing**. A *proxy form* given by an individual must be signed by the **shareholder** appointing the *proxy* or by an *attorney* who has been properly appointed **in writing**. If a *proxy* is appointed by a **company**, the *proxy form* should be either sealed with **the company's** seal or signed by an *officer* or an *attorney* who is properly authorised to act on behalf of **the company**. Signatures need not be witnessed.

85.3 If a **shareholder** appoints more than one *proxy* and the *proxy forms* appointing those *proxies* would give those proxies the apparent right to *exercise* votes on behalf of the **shareholder** in a General Meeting over more shares than are held by the **shareholder**, then each of those *proxy forms* will be invalid and none of the proxies so appointed will be entitled to attend or vote at the General Meeting.

85.4 A *proxy* need not be a **shareholder**.

86 Electronic proxies

The **Directors** may allow a *proxy* to be appointed in electronic form or by other data transmission process, *subject to* any limitations, conditions or restrictions that they decide. Such appointment shall be delivered to **the Company** in a manner specified by the **Directors**. If, and to the extent that, they decide to allow appointments to be made in this way, provisions of the **Articles** which are inconsistent with this method of appointment shall be of no effect in relation to those appointments. The **Directors** may require any evidence they think appropriate to satisfy themselves that the electronic appointment is genuine.

87 Delivering proxy forms

87.1 A *proxy form* must be delivered to the place stated in the notice of meeting or in the *proxy form*, or, if no place is stated, to the office where the **Register** is kept. It must be delivered at least:

- 48 hours before a meeting or an *adjourned* meeting; or
- 48 hours before a *poll* is taken, if the *poll* is not taken on the same day as the meeting or *adjourned* meeting.

87.2 If a *proxy form* is signed by an *attorney*, the *power of attorney* or other authority relied on to sign it (or a copy which has been certified by a notary or an *office copy*) must be delivered with the *proxy form*, unless the *power of attorney* has already been registered with **the Company**.

87.3 If Article 82 is not complied with, the *proxy* will not be able to act for the person who appointed him.

87.4 If a *proxy form* which relates to several meetings has been properly delivered for one meeting, or *adjourned* meeting, it does not need to be delivered again for any later meeting which the *proxy form* covers.

88 Revocation of proxies or changing a proxy's instructions

88.1 Any vote cast in the way a *proxy form* authorises or any demand for a *poll* made by a *proxy* will be valid even though:

- the person who appointed the *proxy* has died or is of unsound mind;
- the *proxy form* has been *revoked*; or
- the authority of the person who signed the *proxy form* for the **shareholder** has been *revoked*.

However, this does not apply if written notice of the fact has been received at the office where the **Register** is kept at least 48 hours before:

- the meeting or *adjourned* meeting starts; or
- the time fixed to take a *poll* on a later day.

88.2 A **shareholder** who has delivered a *proxy form* under Article 87 may change that *proxy form* (for example, by changing any voting instructions given to the *proxy* in the *proxy form*) by delivering a written notice of any change which must be received at the office where the **Register** is kept at least 48 hours before the time of the meeting. No change may be made to a *proxy form* after this time (although it may still be *revoked* under Article 88.1).

89 Proxies speaking at meetings

A *proxy* may speak at a meeting.

90 Company representatives

90.1 A **corporation** which is a **shareholder** can authorise any person to act as its representative at any **shareholders meeting** which it is entitled to attend. This person is called a "**company representative**". The directors of that corporation must pass a resolution to appoint the *company representative*. If the governing body of that corporation is not a board of directors, the resolution can be passed by its governing body. A *company representative* can *exercise* all the powers on behalf of the corporation which the corporation could *exercise* if it were an individual **shareholder** present at the meeting in person. This includes the power to vote on a *show of hands* when the *company representative* is personally present at a meeting.

90.2 The **Directors** can require evidence of the authority of a *company representative*.

90.3 Any vote cast by a *company representative* and any demand by him for a *poll* is valid even though he is, for any reason, no longer authorised to represent the corporation. However, this does not apply if written notice of the fact that he is no longer authorised has been received at the office where the **Register** is kept before the deadline which applies to notice of revocation of *proxies* under Article 88.

91 Challenging votes

Any objection to the right of any person to vote must be made at the meeting (or *adjourned* meeting) at which the vote is cast. If a vote is not disallowed at a meeting, it is valid for all purposes. Any objection must be raised with the chairman of the meeting. His decision is final.

DIRECTORS

92 The number of Directors

There must be at least 10 **Directors**. But the **shareholders** can vary this minimum, or impose a maximum, by passing an *Ordinary Resolution*.

93 Directors' fees and expenses

The total fees paid to all of the **Directors** (but excluding any payments made under Articles 94, 95 or 96) must not exceed:

- £4,000,000 a year; or
- any higher sum decided on by an *Ordinary Resolution* at a General Meeting.

93.1 Unless an *Ordinary Resolution* is passed saying otherwise, the fees will be divided between some or all of the **Directors** in the way that they decide. If they fail to decide, the fees will be shared equally by the **Directors**, except that any **Director** holding office as a **Director** for only part of a year is only entitled to a pro rata share covering that part of the year.

93.2 **Directors** are not entitled to receive a pension from **the Company** simply because they are acting as **Directors**. A **Director** may only receive a pension if he is also as an *officer*, executive or employee of **the Company**.

94 Other remuneration

94.1 The **Directors** can award other remuneration in addition to that paid under Article 93 to any **Director** who:

- holds any executive post;
- acts as **Chairman** or Vice Chairman;
- serves on any committee of the **Directors**; or
- performs any other services which the **Directors** consider to extend beyond the ordinary duties of a **Director**.

94.2 This other remuneration can take the form of salary, commission or other benefits or can be paid in some other way.

95 Directors' expenses

In addition to any fees or expenses paid under Articles 93 or 94, the **Directors** can also repay to a **Director** all reasonable expenses incurred:

- to attend and return from General Meetings;
- to attend and return from **Directors'** meetings;
- to attend and return from meetings of committees of the **Directors**; or
- in other ways in connection with **the Company's** business.

96 Directors' pensions and other benefits

As long as there is no conflict with Article 93.2, it is entirely for the **Directors** to decide whether to award:

- pensions;
- annual payments;
- gratuities; or
- other allowances or benefits

to any people who are, or who were, **Directors**. The **Directors** can decide to contribute to any scheme or fund or to pay premiums to a third party for these purposes.

97 Appointing Directors to various posts

97.1 The **Directors** can appoint any **Director** as **Chairman** or Vice Chairman or to any executive position they decide on. As far as the **legislation** allows this, they can decide on how long these appointments will be for and on their terms. They can also vary or end such appointments.

97.2 A **Director** who holds an executive appointment will automatically cease to be a **Director** if he no longer holds any executive appointment and the other **Directors** resolve that he should stop being a **Director**. An executive appointment means any paid employment or office (other than as a **Director**) with **the Company** or any of its holding companies or *subsidiary undertakings*. If a person ceases to be a **Director**

because of this Article 97.2, this does not prejudice any claim for breach of contract against **the Company** which may otherwise apply.

97.3 The **Directors** can give a **Director** appointed to an executive post any of the powers which they jointly have as **Directors**. These powers can be given on terms and conditions decided on by the **Directors** either in parallel with, or in place of, the powers of the **Directors** acting jointly. The **Directors** can change the basis on which such powers are given or withdraw such powers from the executive.

CHANGING DIRECTORS

98 Age limits

Provisions of the **legislation** which, read with the **Articles**, would restrict the appointment of a Director or require him to stop being a **Director** because he has reached a particular age do not apply to **the Company**. This includes restrictions and requirements involving special formalities once an age limit is reached. However, any person who is of the age of 70 or over must retire in accordance with Articles 99 and 100 and any notice of a meeting at which a resolution will be proposed to re-appoint him must state the fact that the **Director** is aged 70 or over.

99 Retiring by rotation

At every Annual General Meeting one-third of the current **Directors** must retire as **Directors**. If one-third is not a whole number, the number of **Directors** to retire is the number which is nearest to, but smaller than, one-third. No **Director** shall continue to hold office as a **Director** after the third Annual General Meeting following his election or re-election, as the case may be, without submitting himself for re-election at the said third Annual General Meeting. See also Articles 104.1 and 105.2.

100 Selecting the Directors to retire by rotation

This Article 100 states which **Directors** must retire at an Annual General Meeting under Article 99:

- first, any Director of the age of 70 or over;
- secondly, any Director who wants to retire at the meeting, and who does not want to be re-elected;
- thirdly, any Director who has not been elected or re-elected at either of the last two Annual General Meetings; and
- finally, those **Directors** who have been **Directors** longest since they were last elected. If there are **Directors** who were last elected on the same date, they can agree on who is to retire. If they do not agree, they must draw lots to decide.

101 Re-electing a Director who is retiring

101.1 At the General Meeting at which a **Director** retires the **shareholders** can pass an *Ordinary Resolution* to re-elect the **Director** or to elect some other eligible person in his place.

101.2 A **Director** retiring at a General Meeting retires at the end of that meeting unless the **legislation** requires him to retire at some other time. Where a retiring **Director** is re-elected he continues as a **Director** without a break.

102 Election of two or more Directors

A single resolution for the election of two or more **Directors** is void unless the putting of the resolution in this form has been approved by an earlier procedural vote taken at the General Meeting, with no votes cast against.

103 People who can be Directors

Only the following people can be elected as **Directors** at a General Meeting:

- a **Director** who is retiring at the meeting;
- a person who is recommended by the **Directors**; or
- any other person who has been proposed for election or re-election. In this case, a notice must be delivered to the **Registered Office** by a **shareholder** entitled to attend and vote at the meeting at least seven days before the meeting but not more than 42 days before. The person nominated must confirm **in writing** that he is willing to be elected and his confirmation must be included with the notice.

104 The power to fill vacancies and appoint extra Directors

104.1 The **Directors** can appoint any person as an extra **Director** or as a replacement for another **Director**. Any Director appointed in this way must retire at the first Annual General Meeting after his appointment. At this Annual General Meeting he can be elected by the **shareholders** as a **Director**. A **Director** who retires in this way is not taken into account in deciding which and how many **Directors** should *retire by rotation* at the Annual General Meeting (see Article 100).

104.2 At a General Meeting, the **shareholders** can also pass an *Ordinary Resolution*:

- to fill a vacancy where a **Director** has stopped being a **Director** for some reason; or
- to appoint an extra **Director**.

105 Removing and appointing Directors by an Ordinary Resolution

105.1 The **shareholders** can pass an *Ordinary Resolution* to remove a **Director**, even though his time in office has not ended. This applies despite anything else said in the **Articles** or in any agreement between **the Company** and any **Director**. Special notice of the resolution must be given to **the Company** as required by the **legislation**. But if a **Director** is removed in this way, it will not affect any claim which he may have for damages for breach of any contract of service he may have with **the Company**.

105.2 The **shareholders** can pass an *Ordinary Resolution* to appoint a person to replace a **Director** who has been removed in this way. A person appointed under this Article 105.2 to replace a **Director** who has been removed retires by rotation under Article

99 when the Director he replaces would have been due to retire. If no **Director** is appointed under this Article 105.2, the vacancy can be filled under Article 104.

106 When Directors are disqualified

Any **Director** *automatically stops being a* **Director** *in any one or more of the following* circumstances:

- if he is an executive director and his appointment as an executive director is terminated or expires and the other **Directors** resolve that he should stop being a **Director**;
- if a bankruptcy order is made against him;
- if he makes any arrangement or composition with his creditors or applies for an interim order under Section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act;
- if he becomes of unsound mind;
- if he has missed **Directors'** meetings for a continuous period of six months, without permission from the **Directors**, and the **Directors** pass a resolution stating that he has ceased to be a **Director**;
- if he is prohibited from being a **Director** under the **legislation**;
- if he gives **the Company** a letter of resignation; or
- if at least 75 per cent. of the **Directors** pass a resolution, or sign a notice, requiring the **Director** to resign. He will stop being a **Director** when the notice is served on him. But if a **Director** is removed in this way this is an act of **the Company** which does not affect any claim for damages for breach of any contract of service which he may have with **the Company**.

DIRECTORS' MEETINGS

107 Directors' meetings

The **Directors** can decide when to have meetings and how they will be conducted and on the *quorum*. They can also *adjourn* the **Directors'** meetings.

108 Who can call Directors' meetings

A **Directors'** meeting can be called by any **Director** or by the **Secretary**. The **Secretary** must also call a **Directors'** meeting if a **Director** requests a **Directors'** meeting.

109 How Directors' meetings are called

Directors' meetings are called by serving a notice on all the **Directors**. But a **Director** who is out of the **United Kingdom** is not entitled to be given notice of any **Directors'** meeting unless he has notified the Company of an address in the United Kingdom to which notices should be sent when he is out of the United Kingdom. Any **Director** can waive notice of any **Directors'** meeting, including one which has already taken place.

110 Quorum

If no other *quorum* is fixed, two **Directors** are a *quorum*. A **Directors'** meeting at which a *quorum* is present can *exercise* all the powers and discretions of the **Directors**.

111 The chairman of Directors' meetings

The **Directors** can elect any **Director** as **Chairman** or as one or more Vice Chairman for such periods as the **Directors** decide. If the **Chairman** is at a **Directors'** meeting, he will chair it. In his absence, the chair will be taken by a Vice Chairman, if one is present. If more than one Vice Chairman is present, the Vice Chairman longest in office will take the chair, unless the **Directors** decide otherwise. If there is no **Chairman** or Vice Chairman present within five minutes of the time when the **Directors'** meeting is due to start, the **Directors** who are present can choose which one of them will be the chairman of the meeting.

112 Voting at Directors' meetings

112.1 *Subject to* Article 112.2, matters for decision which arise at a **Directors'** meeting will be decided by a majority vote. If votes are equal, the Chairman of the meeting has a second, casting vote.

112.2 Any decision to move the location of the Head Office and/or the corporate headquarters of the **Group** and/or the registered office of **the Company** from Edinburgh must be approved by all the **Directors** who hold office at that time.

113 Directors can act even if there are vacancies

The **Directors** can continue to act even if one or more of them stops being a **Director**. But if the number of **Directors** falls below the minimum which applies under Article 92 (including any change to that minimum number approved by an *Ordinary Resolution* of **shareholders**), the remaining **Director(s)** will, as soon as is convenient:

- either appoint further **Director(s)** to make up the shortfall; or
- convene a General Meeting for the sole purpose of appointing extra **Director(s)** but not for any other purpose.

If no **Director** or **Directors** are willing or able to act under this Article 113, any two **shareholders** can call a General Meeting to appoint extra **Director(s).**

114 Telephone meetings

Any or all of the **Directors**, or members of a committee, can take part in a meeting of the **Directors** or of a committee by way of a conference telephone or similar equipment which allows everybody to take part in the meeting by being able to hear each of the other people at the meeting and by being able to speak to all of them at the same time. Taking part in this way will be counted as being present at the meeting. These meetings will be treated as taking place where most of the participants are (or where the **Chairman** is if there is no majority in any one place).

115 Resolutions in writing

This Article 115 applies to a written resolution which is signed by all of the **Directors** who are in the **United Kingdom** at the time and who would be entitled to vote on the resolution

at a **Directors'** meeting. A written resolution will be valid at the time it is signed by the last **Director**. This kind of resolution is just as valid and effective as a resolution passed by those **Directors** at a meeting which is properly called and held. The resolution can be passed using several copies of a document if each document is signed by one or more **Directors**. These copies can be fax copies.

116 The validity of Directors' actions

Everything which is done by any **Directors'** meeting, or by a committee of the **Directors**, or by a person acting as a **Director**, or as a member of a committee, will be valid even though it is discovered later that any **Director**, or person acting as a **Director**, was not properly appointed. This also applies if it is discovered later that anyone was disqualified from being a **Director**, or had ceased to be a **Director**, or was not entitled to vote. In any of these cases in favour of anyone dealing with **the Company** in good faith anything done will be as valid as if there was no defect or irregularity of the kind referred to in this Article 116.

DIRECTORS' INTERESTS

117 Directors' interests in transactions with the Company

117.1 If the **legislation** allows and he has disclosed the nature and extent of his interest to the **Directors**, a **Director** can do any one or more of the following:

- have any kind of interest in any existing or proposed contract, transaction or arrangement with or involving **the Company**;
- have any kind of interest in any existing or proposed contract, transaction or arrangement with or involving another **company** in which **the Company** has some interest; and
- alone, or through some firm with which he is associated, do paid professional work for **the Company** (other than as **Auditor**).

117.2 A **Director** does not have to hand over to **the Company** any benefit he receives as a result of anything allowed under Article 117.1.

118 When Directors can vote on things which they are interested in

118.1 Unless the **Articles** say otherwise, a **Director** cannot cast a vote on any contract, transaction, arrangement or any other kind of proposal in which he has an interest and which he knows is material. For this purpose, interests of a person who is connected with a **Director** under Section 346 of the **Companies Act** are added to the interests of the **Director** himself. Interests purely as a result of an interest in **the Company's** shares, *debentures* or other securities are disregarded. A **Director** may not be included in the *quorum* of a meeting in relation to any resolution he is not allowed to vote on.

118.2 However, a **Director** can vote, and be counted in the *quorum*, on any resolution about any of the following things, as long as the only material interest he has in it is included in the following list:

- a resolution about giving him, or any other person, any security or any *indemnity* for any money which he, or that other person, has lent at the

request, or for the benefit, of **the Company**, any of its *holding companies* or any of its ***subsidiaries***;

- a resolution about giving him, or any other person, any security or any *indemnity* for any *liability* which he, or that other person, has incurred at the request, or for the benefit of, **the Company**, any of its *holding companies* or any of its ***subsidiaries***;

- a resolution about giving any security or any *indemnity* to any other person for a debt or obligation which is owed by **the Company**, any of its *holding companies* or any of its ***subsidiaries***, to that other person, if the **Director** has taken responsibility for some or all of that debt or obligation. The **Director** can take this responsibility by giving a guarantee, *indemnity* or security;

- a resolution about any proposal relating to an offer of any shares or *debentures* or other securities for subscription or purchase by **the Company**, any of its *holding companies* or any of its ***subsidiaries***, if the **Director** takes part because he is a holder of shares, *debentures* or other securities, or if he takes part in the *underwriting* or sub-*underwriting* of the offer;

- a resolution about any proposal involving any other **company** if the **Director** (together with any person connected with the **Director** under Section 346 of the **Companies Act**), has a direct or indirect interest of any kind (including an interest by holding any position in that **company**, or by being a shareholder of that **company**). This does not apply if he knows that he and any persons connected with him hold an interest in shares (as defined for Sections 198 to 211 of the **Companies Act**) representing one per cent. or more of:

  - any class of equity share capital of that **company**; or

  - the voting rights in that **company**.

  Any of these interests of one per cent. or more are treated for the purposes of this Article 118.2 as being material interests;

- any arrangement for the benefit of employees of **the Company**, any of its holding companies or any of its ***subsidiaries*** which only gives him benefits which are also generally given to the employees to whom the arrangement relates; or

- a resolution about any proposal relating to any insurance which **the Company** can buy and renew for the benefit of **Directors** or of a group of people which includes **Directors**.

118.3 This Article 118.3 applies if the **Directors** are considering proposals about appointing two or more **Directors** to positions with **the Company** or any **company** in which **the Company** is interested. It also applies if the **Directors** are considering setting or changing the terms of their appointment. These proposals can be split up to deal with each **Director** separately. If this is done, each **Director** can vote and be included in the *quorum* for each resolution, except the one concerning him. But he cannot vote if the resolution relates to appointing him to a **company** which **the**

Company is interested in if he has an interest of one per cent. or more in that **company** (in the manner described in Article 118.2).

118.4 If any question comes up at a meeting about whether a **Director** has a material interest, or whether he can vote, and the **Director** does not agree to abstain from voting on the issue, the question shall be referred to the chairman of the meeting (or, in the case of the chairman of the meeting, to the Vice Chairman). The chairman of the meeting's or Vice Chairman's ruling about any other **Director** is final and conclusive, unless the nature and extent of the **Director's** interests have not been fairly disclosed to the **Directors**.

119 More about Directors' interests

For the purpose of Articles 117 and 118:

- a general notice given to the **Directors** that a **Director** has an interest of the kind stated in the notice in any contract, transaction or arrangement involving any **company** or person identified in the notice is treated as a standing disclosure that the **Director** has that interest; and
- interests which are unknown to the **Director** and which it is unreasonable to expect him to know about are ignored.

DIRECTORS' COMMITTEES

120 Delegating powers to committees

120.1 The **Directors** can delegate any of their powers or discretions to committees of one or more **Directors**. This includes powers or discretions relating to **Directors' pay** or giving benefits to **Directors**. If the **Directors** have delegated any power or discretion to a committee, any references in the **Articles** to using that power or discretion include its use by the committee. Any committee must comply with any regulations laid down by the **Directors**. These regulations can require or allow people who are not **Directors** to be co-opted onto the committee, and can give voting rights to co-opted members. But:

- there must be more **Directors** on a committee than co-opted members; and
- a resolution of the committee is only effective if a majority of the members of the committee present at the time of the resolution were **Directors**.

120.2 Unless the **Directors** decide not to allow this, a committee can sub-delegate powers and discretions to sub-committees. References in the **Articles** to committees include sub-committees permitted under this Article 120.2.

121 Committee procedure

If a committee includes two or more **Directors**, the **Articles** which regulate **Directors'** meetings and their procedure will also apply to committee meetings (if they can apply to committee meetings), unless these are inconsistent with any regulations for the committee which have been laid down under Article 120.

DIRECTORS' POWERS

122 The Directors' management powers

122.1 The **Directors** shall conduct and manage **the Company's** business. They can use all **the Company's** powers. But this does not apply where the **Articles** or the **legislation** say that powers can only be used by the **shareholders** voting to do so at a General Meeting. The general management powers under this Article 122 are not limited in any way by specific powers given to the **Directors** by other **Articles**.

122.2 The **Directors** are, however, *subject to*:

- the provisions of the **legislation**;
- the requirements of the **Articles**; and
- any regulations laid down by the **shareholders** by passing a *Special Resolution* at a General Meeting.

However, if the **shareholders** lay down any regulation relating to something which the **Directors** have already done which was within their powers, that regulation cannot invalidate the **Directors'** previous action.

123 The power to appoint managers or agents

123.1 The **Directors** can appoint, remove and re-appoint managers or agents of **the Company** either in or outside the **United Kingdom**.

123.2 The **Directors** may:

- delegate any of their authority, powers or discretions to any manager or agent of **the Company**;
- allow managers or agents to delegate to another person;
- remove any people they have appointed in any of these ways; and
- cancel or change anything that they have delegated, although this will not affect anybody who acts in good faith who has not had any notice of any cancellation or change.

Any appointment or delegation by the **Directors** which is referred to in this Article 123 can be on any conditions decided on by the **Directors**.

124 The power to appoint attorneys

124.1 The **Directors** can appoint anyone (including the members of a group which changes over time) as **the Company's** *attorneys* by granting a *power of attorney* or by authorising them in some other way. The *attorneys* can either be appointed directly by the **Directors** or the **Directors** can give someone else the power to select *attorneys*. The **Directors** or the persons who are authorised by them to select *attorneys* can decide on the purposes, powers, authorities and discretions of *attorneys*. But they cannot give an *attorney* any power, authority or discretion which the **Directors** do not have under the **Articles**.

124.2 The **Directors** can decide how long a *power of attorney* will last for and attach any conditions to it. The *power of attorney* can include any provisions which the **Directors** decide on for the protection and convenience of anybody dealing with the *attorney*. The *power of attorney* can allow the *attorney* to grant any or all of his power, authority or discretion to any other person.

125 Signature on cheques etc.

All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable *instruments* and all receipts for money paid to **the Company** can be signed, drawn, accepted, endorsed or made legally effective in any manner the **Directors** resolve.

126 Borrowing powers

As far as the **legislation** allows, the **Directors** may *exercise* all the powers of **the Company**:

- to borrow money;
- to mortgage or charge all or any of **the Company's** undertaking, property (present and future) and uncalled capital;
- to *issue debentures* and other securities; and
- to give security either outright or as collateral security for any debt, *liability* or obligation of **the Company** or of any third party.

ALTERNATE DIRECTORS

127 Alternate Directors alternate

127.1 Any **Director** (other than an **alternate Director**) may appoint any person (including another **Director**) to act in his place (called an "**alternate Director**"). That appointment requires the approval of the **Directors**, unless previously approved by the **Directors** or unless the appointee is another **Director**. A **Director** appoints an alternate **Director** by delivering a signed appointment to the **Registered Office** or by tabling it at a meeting of the **Directors**.

127.2 The appointment of an alternate **Director** ends on the happening of any event which, if he were a **Director**, would cause him to vacate that office. It also ends if his appointor stops being a **Director**, unless that **Director** retires at a General Meeting at which he is re-elected again. A **Director** can also remove his alternate **Director** by a written notice delivered to the **Registered Office** or tabled at a meeting of the **Directors**. This notice must also be copied to the alternate **Director**, but will be effective whether or not it has been received by the alternate **Director**.

127.3 An alternate **Director** is entitled to receive notices of meetings of the **Directors** and of committees of the **Directors** of which his appointer is a member, except when absent from the **United Kingdom**. He is entitled to attend and vote as a **Director** at any meeting at which the **Director** appointing him is not personally present and generally at that meeting is entitled to perform all of the functions of his appointor as a **Director**. The provisions of the Articles regulating the meeting apply as if he (instead of his appointor) were a **Director**. If he is himself a **Director** or attends any meeting as an alternate **Director** for more than one **Director**, he can vote

cumulatively for himself and for each other **Director** he represents but he may not be counted more than once for the purposes of the *quorum*. If his appointor is absent from the **United Kingdom** or temporarily unable to act through ill health or disability, his signature to any *resolution* **in writing** of the **Directors** is as effective as the signature of his appointor. If the **Directors** decide to allow this, this Article 127.3 also applies in a similar fashion to any meeting of a committee of which his appointor is a member. Except as set out in this Article 127.3, an alternate **Director**:

- does not have power to act as a **Director**;
- is not deemed to be a **Director** for the purposes of the **Articles**; and
- is not deemed to be the agent of his appointor.

127.4 An alternate **Director** is entitled to contract and be interested in and benefit from contracts, transaction or arrangements and to be repaid expenses and to be indemnified to the same extent as if he were a **Director.** However, he is not entitled to receive from **the Company** as an alternate **Director** any **pay**, except for that part (if any) of the **pay** otherwise payable to his appointor as his appointor may tell **the Company in writing** to pay to his alternate **Director.**

MINUTES

128 Keeping minutes

The **Directors** will make sure that proper minutes are kept of:

- the resolutions, proceedings and names of people who attend **Directors'** meetings and **Directors'** committees; and
- the proceedings, resolutions and business and any orders made at any General Meetings or class meetings.

These minutes must be recorded in minute books. If a minute has apparently been signed by the chairman of the meeting, or by the chairman of the meeting which approves the minutes, this minute will prove what it records without any need for any further proof.

THE SECRETARY

129 The Secretary and deputy and assistant secretaries

129.1 The **Secretary** (but not any deputy or assistant secretary) is appointed by the **Directors.** The **Directors** shall decide on the terms and period of his appointment. The **Directors** may also remove him from office, but this does not affect any claim for damages against **the Company** for breach of any contract of employment he may have with **the Company**. The **Directors** may appoint two or more people to be joint **Secretaries.**

129.2 Anything which the **Articles** require or allow to be done by the **Secretary** can also be done by any deputy or assistant secretary.

THE SEAL

130 The Seal

130.1 The **Directors** are responsible for arranging for the **Seal** and any **Securities Seal** to be kept safely. **The Seal** and any **Securities Seal** can only be used with the authority of the **Directors** or of a committee authorised by the **Directors**. The **Securities Seal** can be used only for sealing securities *issued* by **the Company** in *certificated form* and documents creating or evidencing securities *issued* by it.

130.2 Every document which is sealed using the **Seal** or the **Securities Seal** (other than a certificate for any securities *issued* by **the Company** in *certificated form* - see Article 27) must be signed by one **Director** and the **Secretary** or by two **Directors** or by any other person or persons authorised by a resolution of the **Directors**. The **Directors** may resolve that the **Seal** or the **Securities Seal** may be attached to any document or type of document.

130.3 The **Directors** can use all the powers given by the **legislation** relating to official seals for use abroad.

130.4 Any document signed by one **Director** and the **Secretary** or by two **Directors** and expressed to be entered into by **the Company** shall have the same effect as if it had been made effective by using the **Seal**. However no document which states that it is intended to have effect as a deed shall be signed in this way without the authority of the **Directors** or of a committee authorised by the **Directors**.

130.5 The **Directors** may resolve that the requirement for any counter-signature in Article 130.2 may be dispensed with on any occasion or that the **Seal** or any counter-signature may be printed by some mechanical, electronic or photographic method.

130.6 The **Directors** may decide to have one or more facsimile copies of the **Seal** for use by **the Company**. Where any facsimile seal has been authorised under this Article 130.6, Article 130 will apply to that facsimile seal as if it were the **Seal**.

130.7 Certificates for *debentures* or other securities of **the Company** may be printed in any way and may be sealed and/or signed in any manner allowed by this Article 130 or by Article 27.7.

AUTHENTICATING DOCUMENTS

131 Establishing that documents are genuine

131.1 Any **Director** or the **Secretary**, has power to authenticate any of the following things, and to certify copies or extracts from them as true copies or extracts:

- any documents relating to **the Company's** constitution;
- any resolutions passed by the **shareholders**, or by the **Directors** or by a committee of the **Directors**; and
- any books, documents, records or accounts which relate to **the Company's** business.

131.2 The **Directors** can also give this power to others. When any books, documents, records and accounts are not kept at the **Registered Office**, the *officer* of **the Company** who holds them is treated as a person who has been authorised by the

Directors to authenticate any of them and to provide certified copies or extracts from them.

131.3 This Article 131.3 applies to a document which appears to be a copy of a resolution or an extract from the minutes of any meeting, and which is certified as a copy or extract as described in Article 131.1 or 131.2. Such document is conclusive evidence for anyone who deals with **the Company** on the strength of the document that:

- the resolution has been properly passed; or
- the extract is a true and accurate record of the proceedings of a valid meeting.

131.4 Unless the **legislation** prevents it, any books, documents or records which are held by **the Company** in digital, imaged or other electronic form are valid books, document or records and can be authenticated under this Article 131 as if they were books, documents or records held in hard copy form.

RESERVES

132 Setting up reserves

The **Directors** can set aside any profits of **the Company** and hold them in a *reserve*. The **Directors** can decide to use these sums for any purpose for which the profits of **the Company** can lawfully be used. Sums held in a *reserve* can either be employed in the business of **the Company** or be invested. The **Directors** can divide the *reserve* into separate funds for special purposes and alter the funds into which the *reserve* is divided. The **Directors** can also carry forward any profits without holding them in a *reserve*. The **Directors** must comply with the restrictions under the **legislation** which relate to *reserve* funds.

133 Assets bought as from a past date

This Article 133 applies if the **legislation** allows this and the **Directors** decide to deal with profits, losses, dividends or interest as this Article 133 allows. Where any *asset*, business or property is bought by **the Company** as from a past date (whether that date is before or after the incorporation of **the Company**), any of the profits and losses can be added to **the Company's** revenue account and treated for all purposes as profits or losses of **the Company**. Similarly, where shares or other securities are purchased with any dividend or interest, any such dividend or interest can be treated as revenue, rather than being treated as a capital item.

DIVIDENDS

134 Final dividends

The Company's shareholders can *declare* dividends by passing an *Ordinary Resolution*. No such dividend can exceed the amount recommended by the **Directors**.

135 Fixed and Interim dividends

135.1 If the **Directors** consider that the profits of **the Company** justify such payments, they can:

- pay the fixed dividends on any class of shares carrying a fixed dividend on the dates prescribed for the payment of those dividends; and
- pay interim dividends on shares of any class of any amounts and on any dates and for any periods that they decide.

135.2 If the **Directors** act in good faith, they are not liable to the holders of any shares for any loss they may suffer because a lawful dividend has been paid under this Article 135 on other shares which *rank* equally with or behind their shares.

136 Distributions in kind

If the **Directors** recommend this, **the Company's shareholders** can pass an *Ordinary Resolution* to direct all or part of a dividend to be paid by distributing specific *assets* (and, in particular, **paid-up shares** or *debentures* of any other **company**). The **Directors** must give effect to this resolution. Where any difficulty arises on such a distribution, the **Directors** can settle it as they decide. In particular, they can:

- *issue* fractional shareholdings;
- value *assets* for distribution purposes;
- pay cash of a similar value to adjust the rights of **shareholders**; and/or
- vest any *assets* in *trustees* for more than one **shareholder**.

137 No dividends are payable except out of profits

No dividend can be paid otherwise than out of profits available for distribution under the **legislation**.

138 Apportioning dividends

All dividends will be divided and paid in proportions based on the amounts which have been paid up on the shares during any period for which the dividend is paid. Sums which have been paid up in advance of *calls* count as paid up for this purpose. If the terms of any share say that it will be entitled to a dividend as if it were a fully paid-up, or partly paid-up, share from a particular date (in the past or the future), it will be entitled to a dividend on this basis. This Article 138 applies unless the **rights** attached to any shares, or the terms of any shares, say otherwise.

139 Deducting amounts owing from dividends and other money

If a **shareholder** owes any money for *calls* on shares or money relating in any other way to shares, the **Directors** can deduct any of this money from:

- any dividend on any shares held by the **shareholder**; or
- any other money payable by **the Company** in connection with the shares.

Money deducted in this way can be used to pay amounts owed to **the Company** in connection with the shares.

140 Payments to shareholders

140.1 Any dividend or other money payable in cash relating to a share can be paid by cheque or warrant payable to the **shareholder** who is entitled to it or to someone else named in a written instruction from the **shareholder** (or all joint **shareholders**). A dividend can also be paid by inter-bank transfer or by other electronic means directly to an account with a bank or other financial institution (or other organisations operating deposit accounts if allowed by **the Company**) in the **United Kingdom** named in a written instruction from the person entitled to receive the payment under this Article 140. Alternatively a dividend can be paid in some other way agreed between the **shareholder** (or all joint **shareholders**) and **the Company**.

140.2 For joint **shareholders** or persons jointly *entitled* to *shares by law*, **the Company** can rely on a receipt for a dividend or other money paid on shares from any one of them on behalf of all of them.

140.3 Cheques and warrants are sent, and payment in any other way is made, at the risk of the person who is entitled to the money. **The Company** is treated as having paid a dividend if the cheque or warrant is cleared.

140.4 Unless the **rights** attached to any shares, or the terms of any shares, or the **Articles** say otherwise, a dividend or any other money payable in respect of a share can be paid in whatever currency the **Directors** decide.

140.5 No dividend or other sum payable by **the Company** on or in respect of its shares carries a right to interest from **the Company.**

140.6 **The Company** may cease to send any cheque or warrant (or to use any other method of payment) for any dividend payable in respect of a share if:

(a) in respect of at least two consecutive dividends payable on that share the cheque or warrant has been returned undelivered or remains uncashed (or that other methods of payment have failed); and

(b) following one such occasion, reasonable enquiries have failed to establish any new address of the holder

but, *subject to* the provisions of these Articles may recommence sending cheques or warrants (or using another form of payment) for dividends payable on that share if the person(s) entitled so request(s).

141 Record dates for payments and other matters

Any dividend on any shares can be paid to the registered holder or holders of the shares, at the close of business on a particular day stated in the resolution passed for payment of the dividend. It will be based on the number of shares registered on that day. This Article 141 applies whether what is being done is the result of a resolution of the **Directors** or a resolution passed at a General Meeting. The date can be before any relevant resolution was passed. This Article 141 does not affect the rights between past and present **shareholders** to payments or other benefits.

142 Dividends which are not claimed

The **Directors** can decide to pay unclaimed dividends or dividends on Unclaimed Shares as defined in Article 60.1 or Unclaimed Preference Shares as defined in Article 60.2 into a separate account. **The Company** will not be a trustee of the money and will not be liable to pay interest on it. If a dividend has not been claimed for 12 years after the passing of the resolution for payment of that dividend, it will be forfeited and belong to **the Company** again.

143 Waiver of dividends

All or any part of a dividend can be waived by means of a document on which **the Company** acts. The document must be signed by the **shareholder** (or the person entitled to the shares by law) and delivered to **the Company**. The document need not be in the form of a deed.

CAPITALISING RESERVES

144 Capitalising reserves

144.1 *Subject to* Article 10.1, **the Company's shareholders** can pass an *Ordinary Resolution* to *capitalise* any sum:

- which is part of any of **the Company's** *reserves* (including *premiums* received when any shares were *issued*, *capital redemption reserves* or other undistributable *reserves*); or
- which **the Company** is holding as net profits.

144.2 Unless the *Ordinary Resolution* states otherwise, the **Directors** will use the sum which is *capitalised* by setting it aside for the **Ordinary Shareholders** on the **Register** at the close of business on the day the resolution is passed (or another date stated in the resolution or fixed as stated in the resolution). The sum set aside must be used to pay up in full shares of **the Company** which shall be *allotted* and distributed to **shareholders** as bonus shares in proportion to their holdings of **Ordinary Shares** at the time specified in the resolution. The shares can be **Ordinary Shares** or, if the **rights** of other **existing shares** allow this, shares of some other class.

144.3 If any difficulty arises in operating this Article 144, the **Directors** can resolve it in any way which they decide. For example, they can deal with entitlements to fractions of a share by deciding that the benefit of share fractions belong to **the Company** or that share fractions are ignored or deal with fractions in some other way.

144.4 The **Directors** can appoint any person to sign any contract with **the Company** on behalf of those who are entitled to shares under the *Ordinary Resolution*. Such a contract is binding on all concerned.

SCRIP DIVIDENDS

145 Shareholders can be offered the right to receive extra shares instead of cash dividends

145.1 The **Directors** can offer **Ordinary Shareholders** the right to choose to receive extra **Ordinary Shares**, which are credited as fully paid up, instead of some or all of their cash dividend. After the period in Article 145.11 has expired, **the Company's shareholders** must have passed an *Ordinary Resolution* authorising the **Directors** to make this offer before it can be made.

145.2 The *Ordinary Resolution* can apply to a particular dividend or dividends. Or it can apply to some or all of the dividends which may be *declared* or paid in the period up to and including the Annual General Meeting which follows the passing of the *Ordinary Resolution*.

145.3 The **Directors** can offer **shareholders** the right to request new shares instead of cash for:

- the next dividend; or
- all future dividends (if a share alternative is made available), until they tell **the Company** that they no longer wish to receive new shares.

The **Directors** can also allow **shareholders** to choose between these alternatives.

145.4 A **shareholder** who chooses to receive extra **Ordinary Shares** instead of a cash dividend is entitled to the number of **Ordinary Shares** whose total relevant value is as near as possible to the cash dividend he would have received. The relevant value of a share is the average value of the **Ordinary Shares** for the five dealing days starting from, and including, the day when the shares are first quoted "ex dividend". This average value is worked out from the average middle market quotations for the **Ordinary Shares** on the **London Stock Exchange**, as published in its Daily Official List or in such other manner as may be determined by or in accordance with the *Ordinary Resolution*.

145.5 After the **Directors** have decided to apply this Article 145 to a dividend, they must notify eligible **Shareholders in writing** of their right to opt for new shares. This notice should also say how, where and when **shareholders** must notify **the Company** if they wish to receive new shares. Where **shareholders** have opted to receive new shares in place of all future dividends, if new shares are available, **the Company** will not notify them of a right to opt for new shares.

145.6 No **shareholder** will receive a fraction of a share. The **Directors** can decide how to deal with any fraction left over. **The Company** can, if the **Directors** decide, have the benefit of these left over fractions (for example, by adding together all fractional entitlements (or their cash value) and selling the resulting number of shares for the benefit of **the Company**). Alternatively, if the **Directors** decide, the cash amount of any fractional entitlement may be added to the amount of a future cash dividend which the **shareholder** is entitled to receive. **The Company** will not be required to pay any interest on the cash value of the fractions which it keeps for future distribution.

145.7 The **Directors** can exclude or restrict the right to opt for new shares or make any other arrangements where they decide that this is necessary or convenient to deal with any of the following legal or practical problems:

- problems relating to laws of any territory; or
- problems relating to the requirements of any recognised regulatory body or stock exchange in any territory,

where special formalities would otherwise apply in connection with the offer of new shares.

145.8 As far as a **shareholder** opts to receive new shares, no dividend on the shares for which he has opted to receive new shares (called the "**elected shares**"), will be declared or payable. Instead, new **Ordinary Shares** will be *allotted* on the basis set out earlier in this Article 145. To do this, the **Directors** will *capitalise* a sum equal to the total *nominal amount* of the new **Ordinary Shares** to be *allotted*. They will use this sum to pay up in full the appropriate number of new **Ordinary Shares**. These will then be *allotted* and distributed to the holders of the elected shares as set out above. The sum to be *capitalised* can be taken from any amount which is then in any reserve or fund (including the *share premium account*, any *capital redemption reserve* and the profit and loss account). Article 144 applies to this process, as far as it is consistent with this Article 145.

145.9 The new **Ordinary Shares** *rank* equally in all respects with the existing fully paid-up **Ordinary Shares** on the record date for the dividend. But, they are not entitled to share in the dividend in respect of which they were *issued* and do not allow the holder to opt for new shares instead of that dividend.

145.10 The **Directors** can decide that new shares will not be available in place of any cash dividend. They can decide this at any time before new shares are *allotted* in place of such dividend, whether before or after **shareholders** have opted to receive new shares.

145.11 This Article 145.11 authorises the **Directors** to offer rights of election to receive new **Ordinary Shares** in respect of all or part of any dividend *declared* or proposed after the date of adoption of this Article 145.11 and at or before the Annual General Meeting in 2002.

ACCOUNTS

146 Accounting and other records

The **Directors** shall make sure that proper accounting records that comply with the **legislation** are kept to record and explain **the Company's** transactions.

147 Location and inspection of records

147.1 The accounting records shall be kept:

- at the **Registered Office**; or
- at any other place which the **legislation** allows, and the **Directors** decide on.

147.2 **The Company's** *officers* always have the right to inspect the accounting records.

147.3 Anyone else (including a **shareholder**) does not have any right to inspect any books or papers of **the Company** unless:

- the **legislation** or a proper court order gives him that right; or
- the **Directors** authorise him to do so.

148 Sending copies of accounts and other documents

148.1 This Article 148 applies to every balance sheet and profit and loss account to be laid before the **shareholders** at a General Meeting with any other document which the **legislation** requires to be attached to these.

148.2 Copies of the documents set out in Article 148.1 must be sent to the **shareholders** and **the Company's** *debenture* holders and all other people to whom the **Articles** or the **legislation** require **the Company** to send them. This must be done at least 21 days before the relevant General Meeting. **The Company** need not send these documents to:

- **shareholders** who are sent summary financial statements in accordance with the **legislation**;
- more than one joint holder of shares or *debentures*; or
- any person for whom **the Company** does not have a current address.

However, the **shareholders** or **the Company's** *debenture* holders who are not sent copies can receive a copy free of charge by applying to **the Company** at the **Registered Office**.

AUDITORS

149 Acts of Auditors

As far as the **legislation** allows this, the actions of a person acting as an **Auditor** are valid in favour of someone dealing with **the Company** in good faith, even if there was some defect in the person's appointment or the person was at any time not qualified to act as an **Auditor**.

150 Auditors at General Meetings

An **Auditor** can attend any General Meeting. He can speak at General Meetings on any business which is relevant to him as **Auditor**.

NOTICES

151 Serving and delivering notices and other documents

The Company can serve or deliver any notice or other document, including a share certificate, on or to a **shareholder**:

- personally;

- by posting it in a letter (with postage paid) to the address recorded for him on the **Register**;
- by leaving it (in an envelope addressed to him) at the address recorded for him on the **Register**; or
- in any other way which has been authorised **in writing** by the **shareholder** concerned.

However, Articles 151 to 160 do not affect any provision of the **legislation** requiring offers, notices or other documents to be served in a particular way.

152 Electronic Communications

152.1 Any **shareholder** may notify **the Company** of an address to which **the Company** may send electronic communications and having done so the **shareholder** shall be treated as having agreed to receive notices and other documents from **the Company** by electronic communication.

152.2 If a **shareholder** notifies **the Company** of his email address **the Company** may send the **shareholder** the notice or other document by:

- publishing the notice or other document on a website; and
- notifying the **shareholder** by email that the notice or other document has been published on the website. **The Company** must also specify the address of the website on which it has been published, the place on the website where the notice may be accessed and how it may be accessed.

If the notice relates to a **shareholders meeting, the Company** must also state:

- that the notice concerns a notice of a **shareholders meeting** served in accordance with the **Companies Act**;
- the place, date and time of the **shareholders meeting**;
- whether the **shareholders meeting** is to be an Annual General Meeting or an Extraordinary General Meeting; and
- all other information which is required by any laws which apply.

152.3 Any amendment or revocation of a notification given to **the Company** under this Article shall only take effect in writing, signed by the **shareholder** and on actual receipt by **the Company** of the amendment or revocation.

152.4 An electronic communication shall not be treated as having been received by **the Company** if it is rejected by computer virus protection arrangements.

153 Notices to joint holders

When a notice or other document is to be given to joint **shareholders**, it shall be given to the joint **shareholder** who is listed first on the **Register** for the share or shares, but ignoring any joint **shareholder** without a **United Kingdom** address under Article 151 or Article 154. A notice given in this way is treated as given to all of the joint holders.

154 Notices for shareholders with foreign addresses

154.1 This Article 154 applies to a **shareholder** whose address on the **Register** is outside the **United Kingdom**. He can give **the Company** a **United Kingdom** address where notices or other documents can be served on him. If he does, he is entitled to have notices or other documents served on him at that address. Otherwise, he is not entitled to receive any notices or other documents from **the Company**.

154.2 For **shareholders** registered on a branch register, notices or other documents can be posted in the **United Kingdom** or in the country where the branch register is kept.

155 When notices are served

155.1 If a notice or other document is sent through the post, it is treated as being served or delivered on the second day after it was posted. It can be proved that a notice or other document was served by post by showing that:

- the letter containing the notice or other document was properly addressed; and
- it was put into the postal system with postage paid.

155.2 If a notice or other document is sent by electronic communication, it is treated as being received at 9 am on the day after it was sent. Proof (in accordance with the formal recommendations of best practice contained in the guidance issued by the Institute of Chartered Secretaries and Administrators) that an electronic communication was sent is conclusive evidence that it has been sent.

156 Serving notices and other documents on shareholders who have died or are bankrupt

This Article 156 applies where a **shareholder** has died, or become bankrupt or is in liquidation, but is still registered as a **shareholder**. It applies whether he is registered as a sole or joint **shareholder**. A person who is *entitled to that* **shareholder's** *shares by law* and who proves this to the reasonable satisfaction of the **Directors** can give a **United Kingdom** address for service of notices and other documents. If this is done, notices and other documents must be sent to that address. Otherwise, if any notice or other document is served on the **shareholder** named on the **Register**, or sent to him in accordance with the **Articles**, this will be valid despite his death, bankruptcy or liquidation. This applies even if **the Company** knew about these things. If notices or other documents are served or sent in accordance with this Article 156, there is no need to send them to, or serve them in any other way, on any other people who may be involved.

157 No requirement to send notices and other documents to untraceable shareholders

Unless the **legislation** requires it to do so, **the Company** does not have to send notices, dividend warrants or any other **shareholder** communications to any **shareholder** if:

- any of these documents have been sent to the **shareholder's** address for communications on two separate occasions and have been returned; or

- in the case of dividend warrants, they are returned or remain uncashed on two consecutive occasions

and, on at least one occasion, reasonable enquiries have failed to establish any new address for the registered holder.

Unclaimed dividends will be dealt with in the terms set out in Article 142.

158 If documents are accidentally not sent

If any notice or other document relating to any meeting or other proceeding is accidentally not sent or is not received, the meeting or other proceeding will not be invalid as a result.

159 Signature of documents

If the **Articles** required a document to be signed by a **shareholder** or other person then if it is in the form of an **electronic communication** it will only be valid if:

- it incorporates the electronic signature or personal identification details (which may be previously allocated by **the Company**) of that **shareholder** or person; and
- it is in a form approved by the **Directors** or accompanied by other evidence which satisfies the **Directors** that the signature is genuine.

The Company may determine the mechanisms for validating the document and if the document is not validated in this way it will not be treated as having been received by **the Company**.

160 Serving documents on the Company

This Article 160 sets out how any document (including summonses, orders and notices) can be served on **the Company** or any of its *officers*. This can be done by:

- delivering it to the **Registered Office** addressed to **the Company** or the particular *officer*, or
- sending it to the **Registered Office** by letter, postage paid, addressed to **the Company** or the particular *officer*.

WINDING UP

161 Directors' power to petition

The **Directors** can present a petition to the Court in the name and on behalf of **the Company** for **the Company** to be *wound up*.

162 Distribution of assets in kind

If **the Company** is *wound up* (whether the liquidation is voluntary, under supervision of the Court or by the Court), the Liquidator can, with the authority of an *Extraordinary Resolution* passed by the **shareholders**, divide among the **shareholders** the whole or any part of the *assets* of **the Company**, *subject to* the rights of any class of share which then exists (including the rights of any **Preference Shares** of any particular series). This applies whether the *assets* consist of property of one kind or different kinds. For this purpose, the Liquidator can set such value as he considers fair upon any property and decide how such

division is carried out as between **shareholders** or different groups of **shareholders**. The Liquidator can transfer any part of the *assets* to *trustees* upon such trusts for the benefit of **shareholders** as the Liquidator, acting under that resolution, decides. The liquidation of **the Company** can then be closed and **the Company** dissolved. However, no past or present **shareholder** can be compelled to accept any shares or other property under this Article 162 which carries a *liability*.

DESTROYING DOCUMENTS

163 Destroying documents and deleting documents held in digital or electronic form

163.1 **The Company** may destroy or delete:

- all transfer forms or *Operator-instructions* transferring shares, and documents sent to support a transfer, and any other documents which were the basis for making an entry on the **Register**, after six years from the date of registration;
- all dividend payment instructions and notifications of a change of address or name, after two years from the date these were registered; and
- all cancelled share certificates, after one year from the date they were cancelled.

163.2 If **the Company** destroys or deletes a document under Article 163.1, it is conclusively treated as having been a valid and effective document in accordance with **the Company's** records relating to the document. Any action of **the Company** in dealing with the document in accordance with its terms before it was destroyed or deleted is conclusively treated as properly taken.

163.3 This Article 163 only applies to documents which are destroyed or deleted in good faith and where **the Company** is not on notice of any claim to which the document may be relevant.

163.4 This Article 163 does not make **the Company** liable:

- if it destroys or deletes a document earlier than referred to in Article 163.1; or
- if **the Company** would not be liable if this Article 163 did not exist.

163.5 This Article 163 applies whether a document is destroyed, deleted or disposed of in some other way.

INDEMNITY AND INSURANCE

164 Indemnity

164.1 As far as the **legislation** allows this, every **Director**, **Secretary** or other *officer* of **the Company** shall be *indemnified* by **the Company** out of its own funds against all costs, charges, losses, expenses and *liabilities* incurred by him:

- in performing his duties;
- in *exercising* his powers;

- in supposedly doing any of these things; and/or
- otherwise in relation to or in connection with his duties, powers or office.

The *liabilities* covered by this Article 164.1 include, for example, any *liability* incurred by him in defending any civil or criminal proceedings which relate to anything done or omitted, or claimed to have been done or omitted, by him as a **Director**, **Secretary**, other *officer* or employee of **the Company**:

- in which judgment is given in his favour;
- in which the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part;
- in which he is acquitted; or
- in connection with any application under any **legislation** for relief from *liability* in respect of any such act or omission where relief is granted to him by the Court.

164.2 As far as the **legislation** allows this, every **Director**, **Secretary** or other *officer* of **the Company** is exempted from any *liability* to **the Company** where that *liability* would be covered by the *indemnity* in Article 164.1.

165 Insurance

165.1 For the purpose of this Article 165, each of the following is a "**Relevant Company**":

- **the Company** or any *holding company* of **the Company**;
- any body, whether or not incorporated, in which **the Company** or any *holding company* of **the Company** has or has had any kind of direct or indirect interest;
- any body, whether or not incorporated, which is allied to or associated with **the Company** or any *holding company* of **the Company**;
- any ***subsidiary*** of any **company** or other body referred to in this Article 165.1; or
- any body, whether or not incorporated, acquired by **the Company** or by any ***subsidiary*** of **the Company** (including any building society, the business of which is transferred to **the Company** under Section 97 of the Building Societies Act 1986 (as amended)).

165.2 Without limiting Articles 164.1 and 164.2 in any way, the **Directors** can arrange for **the Company** to purchase and maintain insurance for or for the benefit of any persons who are or were at any time:

- **Directors**, **Secretaries**, other *officers*, employees, agents or consultants of any Relevant Company; or
- *trustees* of any pension fund or employees' share scheme in which employees of any Relevant Company are interested.

This includes, for example, insurance against any liability which any of these people may have for any act or omission:

- in performing their duties;
- in *exercising* their powers;
- in supposedly doing any of these things; and/or
- otherwise in relation to or in connection with their duties, powers or offices.

Glossary

About the Glossary

This Glossary is to help readers understand **the Company's** Memorandum and **Articles**. Words are explained as they are used in the Memorandum and **Articles** - they might mean different things in other documents. This Glossary is not legally part of the Memorandum or **Articles**, and it does not affect their meaning. The definitions are intended to be a general guide - they are not precise. Words and expressions which are printed in both **bold** and *italic* in another definition have their own legal definition as well as a more general explanation of their meaning which is contained in this Glossary.

abrogate If the ***special rights*** of a share are abrogated, they are cancelled or withdrawn.

adjourn Where a meeting breaks up, to be continued at a later time or day, at the same or a different place.

accrue If interest on a dividend is accruing, it is running or mounting up, day by day.

allot When new shares are allotted, they are set aside for the person they are intended for. This will normally be after the person has agreed to pay for a new share, or has become entitled to a new share for any other reason. As soon as a share is allotted, that person has the right to have his name put on the register of **shareholders**. When he has been registered, the share has also been **issued**.

asset Anything which is of any value to its owner.

attorney An attorney is a person who has been appointed to act for another person. The person is appointed by a formal document, called a "***power of attorney***".

authorised share capital The total number of shares which a **company** has the potential to have ***in issue*** at any time. Authorised share capital includes all the shares which a **company** has ***in issue*** at any time as well as any shares which have been authorised by a shareholder's meeting but are not yet ***issued*** (whether or not authority to ***issue*** them has been given under the **company's** articles).

beneficiary If a person does not hold property of any kind directly but that property is held in the name of another person as *trustee* for that first person's benefit, that first person is considered to be a "beneficiary" in respect of that property.

brokerage Commission which is paid to a broker by a **company** ***issuing*** shares where the broker's clients have applied for shares.

call A call to pay money which is due on shares which has not yet been paid. This happens if the **Company** ***issues*** shares which are partly paid, where money remains to be paid to the **Company** for the shares. The money which has not been paid can be "called" for. If all the money to be paid on a share has been paid, the share is called a "***fully paid share***".

capital adequacy requirements Banks and other financial companies are required to have a certain amount of capital to back up or support their business - the amount of capital which they need to be allowed to do their business is called its ***capital adequacy requirements*** - the more business a bank does, the more capital it has to have.

capitalise To convert some or all of the ***reserves*** of a **company** into capital (such as shares).

capital redemption reserve A ***reserve*** which a **company** may have to set up to maintain the level of its capital base when shares are ***redeemed*** or bought back.

certificated form A shareholder holds a share or other security in certificated form if it is not able to be held in ***uncertificated form*** or, if it is able to be held in ***uncertificated form*** but that shareholder has requested that a certificate be issued for that share or other security (see also ***uncertificated form***).

company representative If a corporation owns shares, it can appoint a company representative to attend a shareholders' meeting to speak and vote for it.

consolidate When shares are consolidated, they are combined with other shares - for example, three £1 shares might be consolidated into one new £3 share.

cumulative dividends If a dividend which is cumulative cannot be paid on a dividend payment date because the **company** does not have enough profits available for distribution, the shareholder has the right to receive the dividend on one or more future dividend payment dates, when the **company** has enough profits available for distribution to pay the dividend.

debenture A typical debenture is a long-term borrowing by a **company**. The loan usually has to be repaid at a fixed date in the future and carries a fixed rate of interest.

declare When a dividend is declared, it becomes due to be paid.

entitled to a share by law In some situations, a person will be entitled to have shares which are registered in somebody else's name registered in his own name or to require the shares to be transferred to another person. When a shareholder dies, or the sole survivor of joint shareholders dies, his ***personal representatives*** have this right. If a shareholder is made bankrupt, his ***trustee*** in bankruptcy has the right.

equity securities For Section 89 of the **Companies Act** this means all the shares of a **company** except:

- shares which only have a limited **right** to share in the **company's** income and ***assets***;
- shares held as a result of share schemes for employees (such as profit sharing schemes);
- shares taken by the founders of the **company** on its incorporation; and
- bonus shares ***issued*** when the **company** ***capitalises reserves***.

Also included are securities which can be converted into the kinds of shares referred to in the first two bullet points above, or which allow their holder to ***subscribe*** for the ***shares***.

executed A document is executed when it is signed or sealed or made valid in some other way.

exercise When a power is exercised, it is used.

Extraordinary Resolution A decision reached by a majority of at least 75 per cent. of votes cast. **Shareholders** must be given at least 14 days' notice of any Extraordinary Resolution.

forfeit and forfeiture When a share is forfeited it is taken away from the shareholder and goes back to the **company**. This process is called "**forfeiture**". This can happen if a ***call*** on a ***partly paid share*** is not paid on time.

fully paid shares When all of the money or other property which is due to the **company** for a share has been paid or received, a share is called a "fully paid share".

good title If a person has good title to a share, he owns it outright.

holding company A **company** which controls another **company** (for example, by owning a majority of its shares) is called the "holding company" of that other **company**. The other **company** is the ***subsidiary*** of the holding company.

indemnity and indemnify If a person gives another person an indemnity, he promises to make good any losses or damage which the other might suffer. The person who gives the indemnity is said to "**indemnify**" the other person.

in issue See **issue**.

instruments Formal legal documents.

issue When a share has been issued, everything has been done by a **company** to make the shareholder the owner of the share. In particular, the shareholder's name has been put on the register. **Existing shares** which have been issued are called "***in issue***".

issuer-instruction This is a term used in the **legislation** which refers to a particular type of paperless instruction issued by a **company** whose shares are settled through a relevant system.

liabilities Debts and other obligations.

lien Where the **Company** has a lien over shares, it may be able to take the dividends, and any other payments relating to the shares which it has a lien over, or it may be able to sell the shares, to repay the debt and so on.

members Shareholders.

nominal amount or ***nominal value*** The amount of the share shown in a **company's** account. The nominal value of the **Company's Ordinary Shares** is 25 pence. This amount is shown on the share certificate for a share. When a **company *issues*** new shares this can be for a price which is at a ***premium*** to the nominal value. When shares are bought and sold on the ***stock*** market this can be for more, or less, than the nominal value. The nominal value is sometimes also called the "par value".

non-cumulative dividends If a dividend which is non-cumulative cannot be paid on a dividend payment date because the **company** does not have enough profits available for distribution, the shareholder does not have the right to receive the dividend on any future dividend payment date.

office copy An exact copy of an official document, supplied by the office which holds, or issued, the original.

officer The term officer includes a director, secretary, any employee who reports directly to a director or any other person who the directors decide should be an officer.

Operator A person approved by the Treasury under the **Regulations** as operator of a ***relevant system***.

Operator-instruction A properly authenticated instruction sent by or on behalf of an ***Operator*** and sent or received by means of a ***relevant system***.

Ordinary Resolution A decision reached by a simple majority of votes - that is by more than 50 per cent. of the votes cast.

partly paid shares If any money remains to be paid on a share, it is said to be partly paid. The unpaid money can be "***called***" for.

personal representatives A person who is entitled to deal with the property (the "estate") of a person who has died. If the person who has died left a valid will, the will appoints "executors" who

are personal representatives. If the person died without a will, the Courts will appoint one or more "administrators" (or in Scotland, an "executor dative") to be the personal representatives.

poll On a vote taken on a poll, the number of votes which a shareholder has will depend on the number of shares which he owns. An **ordinary shareholder** has one vote for each share he owns. A poll vote is different to a vote taken on a ***show of hands***, where each person who is entitled to vote has just one vote, however many shares he owns.

power of attorney A formal document which legally appoints one or more persons to act on behalf of another person.

pre-emption rights The right of some shareholders which is given by the **Companies Act** to be offered a proportion of certain classes of newly issued shares and other securities before they are offered to anyone else. This offer must be made on terms which are at least as favourable as the terms offered to anyone else.

premium If a **company *issues*** a new share for more than its ***nominal value***, the amount above the ***nominal value*** is the premium.

proxy A proxy is a person who is appointed by a shareholder to attend a meeting and vote for that shareholder. A proxy is appointed by using a ***proxy form***. A proxy does not have to be a shareholder.

proxy form A form which a shareholder uses to appoint a ***proxy*** to attend a meeting and vote for him. The proxy forms are sent out by the **Company** and must be returned to the **Company** or such other person indicated on the proxy form before the meeting to which they relate.

quorum The minimum number of shareholders or directors who must be present before a meeting can start. When this number is reached, the meeting is said to be "quorate".

rank When either capital or income is distributed to shareholders, it is paid out according to the rank of the shares. For example, a share which ranks ahead of (or above) another share in sharing in a **company's** income is entitled to have its dividends paid first, before any dividends are paid on shares which rank below (or after) it. If there is not enough income to pay dividends on all shares, the available income must be used first to pay dividends on shares which rank first, and then to shares which rank below. The same applies for repayments of capital. Capital must be paid first to shares which rank first in sharing in the **company's** capital, and then to shares which rank below. A **company's** preference shares (if it has any) generally rank ahead of its **ordinary shares**.

recognised clearing house A "clearing house" which has been authorised to carry on business by the UK authorities. A clearing house is a central computer system for settling transactions between members of the clearing house.

recognised investment exchange An "investment exchange" which has been officially recognised by the UK authorities. An investment exchange is a place where investments, such as shares, are traded. The **London Stock Exchange** is a **recognised investment exchange**.

redeem, redemption and redeemable When a share is redeemed, it goes back to the **company** in return for a sum of money which was fixed (or calculated from a formula fixed) before the share was ***issued***. This process is called "**redemption**". A share which can be redeemed is called a "**redeemable**" share.

relevant system This is a term used in the **legislation** for a computer system which allows shares without share certificates to be transferred without using transfer forms. The CREST system for paperless share dealing is a "relevant system".

renounces and renunciation Where a share has been ***allotted***, but nobody has been entered on the share register for the share, it can be renounced to another person. This transfers the right to have the share registered to another person. This process is called "**renunciation**".

requisition A formal process which shareholders can use to call a meeting of shareholders. Generally speaking the shareholders who want to call a meeting must hold at least 10 per cent. of the issued shares.

reserves A fund which has been set aside in the accounts of a **company** - profits which are not paid out to shareholders as dividends, or used up in some other way, are held in a reserve by the **company**.

retire by rotation At every Annual General Meeting a proportion of the **Directors** retires in turn. This gives the **shareholders** the chance to confirm or renew their appointments by voting on whether to re-elect them.

revoke To withdraw or cancel.

rights issue A way by which **companies** raise extra share capital. Usually the existing shareholders will be offered the chance to buy a certain number of new shares, depending on how many they already have. For example, shareholders may be offered the chance to buy one new share for every four they already have.

share premium account If a new share is ***issued*** by a **company** for more than its ***nominal value***, the amount above the ***nominal value*** is the ***premium*** and the total of these ***premiums*** is held in a ***reserve*** (which cannot be used to pay dividends) called the share premium account.

show of hands A vote where each person who is entitled to vote has just one vote, however many shares he holds.

sinking fund An account set up with the sole purpose of receiving monies which can only be used to redeem or buy back shares or debentures.

Special Resolution A decision reached by a majority of at least 75 per cent. of votes cast. **Shareholders** must be given at least 21 days' notice of any Special Resolution.

special rights These are the **rights** of a particular class of shares as distinct from **rights** which apply to all shares generally. Typical examples of special rights are: where the shares ***rank***; their **rights** to sharing in income and ***assets***; and voting **rights**.

statutory declaration A formal way of declaring something **in writing**. Particular words and formalities must be used - these are laid down by the Statutory Declarations Act of 1835.

stock Shares which have been converted into a single security with a different unit value. For example, a shareholder with one hundred £1 shares might be converted into £100 worth of stock.

subdivide When shares are subdivided they are split into shares which have a smaller ***nominal amount***. For example, a £1 share might be subdivided into two 50p shares.

subject to Means that something else has priority, or prevails, or must be taken into account. When a statement is subject to something this means that the statement must be read in the light of that other thing, which will prevail if there is any conflict.

subscribe for shares To agree to take new shares in a **company** (usually for a cash payment).

subscribers The people who first buy the shares.

subsidiary A **company** which is controlled by another **company** (for example, because the other **company** owns a majority of its shares) is called a **subsidiary** of that **company**.

subsidiary undertaking This is a term used by the **Companies Act**. It has a wider meaning than ***subsidiary***. Generally speaking, it is a **company** which is controlled by another **company** because the other **company**:

- has a majority of the votes in the **company**, either alone or acting with others;
- is a shareholder who can appoint or remove a majority of the directors; or
- can ***exercise*** dominant influence over the **company** because of anything in the **company's** memorandum or articles or because of a certain kind of contract.

trustees People who hold property of any kind for the benefit of one or more other people under a kind of arrangement which the law treats as a "trust".

uncertificated form A share or other security is held in uncertificated form if no certificate has been issued for it. A share or other security held in uncertificated form is eligible for settlement in CREST or any other ***relevant system***.

underwriting A person who agrees to buy new shares if they are not bought by other people underwrites the share offer.

wind up The formal process to put an end to a **company**. When a **company** is wound up, its ***assets*** are distributed. The ***assets*** go first to creditors who have supplied property and services and then to shareholders. Shares which ***rank*** above other shares in sharing in the **company's** ***assets*** will receive any funds which are left over before any shares which ***rank*** after (or below) them.

Blueprint OneWorld

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Appointment form

Notes on completion appear on next page.

Date of appointment	Day 30 Month 04 Year 2004	† Date of Birth	Day 29 Month 12 Year 1957
Appointment as director	X	as secretary	

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title		* Honours etc	
Forename(s)	Mark Edward		
Surname	Tucker		
Previous forename(s)		Previous surname(s)	
Usual residential address	51 Manchester Street		
Post town	LONDON	Postcode	W1U 7LU
County / Region		Country	United Kingdom
† Nationality	British	† Business occupation	Company Director
† Other directorships (additional space next page)	See attached schedule		

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 5/5/04

A director, secretary etc must sign the form below.

Signed [signature] **Date** 5/5/04

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Kenny Melville, Company Secretarial Manager, HBOS plc, The Mound, Edinburgh, Midlothian, EH1 1YZ

Tel Tel: 0131 243 5410
Fax: 0131 243 5516

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number SC218813

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

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List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Name Mark Edward Tucker

Company Name	Resignation
Prudential Group Executive Committee	30/06/2003
Prudential Public Limited Company	30/06/2003
The Prudential Assurance Company Limited	03/12/2001

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288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

	Day	Month	Year
Date of termination of appointment	27	04	2004

as director: X as secretary: [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: Mr * Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Peter Louis Michael

Surname: Sherwood

	Day	Month	Year
† Date of Birth	27	10	1941

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 27/04/2004

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Kenny Melville, Company Secretarial Manager, HBOS plc, The Mound, Edinburgh, Midlothian, EH1 1YZ

Tel: Tel: 0131 243 5410
Fax: 0131 243 5516

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

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288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

	Day	Month	Year
Date of termination of appointment	2 7	0 4	2 0 0 4

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title SIR * Honours etc

Forename(s) Robert Paul

Please insert details as previously notified to Companies House.

Surname Reid

	Day	Month	Year
† Date of Birth	0 1	0 5	1 9 3 4

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 27/04/2004

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Kenny Melville, Company Secretarial Manager, HBOS plc, The Mound, Edinburgh, Midlothian, EH1 1YZ

Tel Tel: 0131 243 5410
Fax: 0131 243 5516

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

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288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Changes of particulars form

Complete in all cases

Date of change of particulars — Day: 11 Month: 05 Year: 2004

Name * Style / Title: * Honours etc:

Forename(s): Kathleen Anne

Surname: Nealon

† Date of Birth — Day: 22 Month: 06 Year: 1953

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*

23 Ashley Gardens, Ambrosden Avenue

Post town: LONDON

County / Region: England   Postcode: SW1P 1QD

Country: United Kingdom

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature]   **Date** 11/05/2004

(**~~director~~/ secretary/ ~~administrator/ administrative receiver/ receiver manager/ receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Kenny Melville, Company Secretarial Manager, HBOS plc, The Mound, Edinburgh, Midlothian, EH1 1YZ

Tel: 0131 243 5410
Fax: 0131 243 5516

DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**

363a

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number SC218813

Company Name in full HBOS plc

Date of this return

The information in this return is made up to

Day		Month		Year			
0	3	0	5	2	0	0	4

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day Month Year

Registered Office

Show here the address **at the date of this return.**

The Mound

*Any change of registered office **must** be notified on form 287.*

Post town: EDINBURGH

County / Region:

UK Postcode: EH1 1YZ

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

7415

If the code number cannot be determined, give a brief description of principal activity.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**

for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

for companies registered in Scotland **DX 235 Edinburgh**

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Computershare Investor Services PLC, Lochside House,

7 Lochside Avenue, Edinburgh Park

Post town: Edinburgh

County / Region:

UK Postcode: EH12 9DJ

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

Post town:

County / Region:

UK Postcode:

Company type

Public limited company	X	Please tick the appropriate box
Private company limited by shares		
Private company limited by guarantee without share capital		
Private company limited by shares exempt under section 30		
Private company limited by guarantee exempt under section 30		
Private unlimited company with share capital		
Private unlimited company without share capital		

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

Name

* Style / Title: Mr

Forename(s): Harold Francis

Surname: Baines

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Address

Saxby, 20 Westminster Road, Ellesmere Park, Monton

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: Manchester

County / Region:

UK Postcode: M30 9EB

Country:

Blueprint OneWorld

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

* Style / Title	SIR
Date of birth (Day Month Year)	21 08 1940
Forename(s)	Ronald
Surname	Garrick
Address	Turnberry, 14 Roddinghead Road, Giffnock
Post town	Glasgow
County / Region	
UK Postcode	G46 6TN
Country	
Nationality	British
Business occupation	Company Director

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

* Style / Title	Mr
Date of birth (Day Month Year)	23 07 1947
Forename(s)	Anthony John
Surname	Hobson
Address	Thatch End, The Warren, East Horsley
Post town	Leatherhead
County / Region	Surrey
UK Postcode	KT24 5RH
Country	
Nationality	British
Business occupation	Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	Ms
Date of birth (Day Month Year)	21 07 1964
Forename(s)	Coline Lucille
Surname	McConville

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	1 Warwick Place		
Post town	London		
County / Region		UK Postcode	W9 2PX
Country	United Kingdom	**Nationality**	Australian
Business occupation	Director		

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	Mr
Date of birth (Day Month Year)	14 03 1956
Forename(s)	James Robert
Surname	Crosby

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	Daleside, 59 Ben Rhydding Road		
Post town	Ilkley		
County / Region	West Yorkshire	UK Postcode	LS29 8RN
Country		**Nationality**	British
Business occupation	Chief Executive		

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title	Mr
Date of birth (Day Month Year)	21 11 1964
Forename(s)	Charles William
Surname	Dunstone
Address	71 Addison Road
Post town	London
County / Region	
UK Postcode	W14 8EB
Country	
Nationality	British
Business occupation	Director

* Voluntary details.

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title	Mr
Date of birth (Day Month Year)	04 08 1951
Forename(s)	Michael Henry
Surname	Ellis
Address	12/5 Church Hill, Morningside
Post town	EDINBURGH
County / Region	Midlothian
UK Postcode	EH10 4BQ
Country	United Kingdom
Nationality	British
Business occupation	Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

* Style / Title	Mr
Date of birth (Day Month Year)	26 04 1958
Forename(s)	Philip Andrew
Surname	Hodkinson
Address	Lynden Manor, Langworthy Lane
Post town	Holyport
County / Region	Berkshire
UK Postcode	SL6 2HH
Country	
Nationality	British
Business occupation	Company Director

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

* Voluntary details.

Name

* Style / Title	Mr
Date of birth (Day Month Year)	21 01 1967
Forename(s)	Andrew Hedley
Surname	Hornby
Address	Rose Cottage, Back Street, Aldborough, Boroughbridge
Post town	York
County / Region	
UK Postcode	YO51 9EX
Country	
Nationality	British
Business occupation	Chief Executive Retail

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	Mr.
Date of birth (Day Month Year)	1 0 0 4 1 9 4 9
Forename(s)	Brian Gammell
Surname	Ivory

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	12 Ann Street
Post town	Edinburgh
County / Region	
UK Postcode	EH4 1PJ
Country	
Nationality	British
Business occupation	Company Director

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	Mr.
Date of birth (Day Month Year)	1 9 0 1 1 9 4 4
Forename(s)	John Neil
Surname	Maclean

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	47 Sherbrooke Avenue, Pollokshields
Post town	Glasgow
County / Region	
UK Postcode	G41 4SE
Country	
Nationality	British
Business occupation	Company Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	Mr
Date of birth (Day Month Year)	0 9 0 9 1 9 5 0
Forename(s)	Colin
Surname	Matthew

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	Hailes Brae, 18 Spylaw Bank Road, Colinton
Post town	Edinburgh
County / Region	Midlothian
UK Postcode	EH13 0JW
Country	
Nationality	British
Business occupation	Company Director

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	Mr.
Date of birth (Day Month Year)	0 7 0 4 1 9 5 0
Forename(s)	George Edward
Surname	Mitchell

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	4B Essex Road
Post town	Edinburgh
County / Region	
UK Postcode	EH4 6LE
Country	
Nationality	British
Business occupation	Banker

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

* Style / Title

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year): 2 2 0 6 1 9 5 3

Forename(s): Kathleen Anne

Surname: Nealon

Address: 20 Pembroke Road

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: London

County / Region: England

UK Postcode: W8 6NT

Country: United Kingdom

Nationality: American

Business occupation: Company Director

* Voluntary details.

Name

* Style / Title

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year): 2 4 0 3 1 9 5 9

Forename(s): David James Buchanan

Surname: Shearer

Address: 4 Westbourne Gardens

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: Glasgow

County / Region: Scotland

UK Postcode: G12 9XD

Country: United Kingdom

Nationality: British

Business occupation: Company Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name * Style / Title

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year)	19 07 1945
Forename(s)	The Lord Stevenson of
Surname	Coddenham

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	32 Catherine Place
Post town	London
County / Region	
UK Postcode	SW1E 6HL
Country	
Nationality	British
Business occupation	Management Consultant

* Voluntary details.

Name * Style / Title

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year)	29 12 1957
Forename(s)	Mark Edward
Surname	Tucker

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	51 Manchester Street
Post town	LONDON
County / Region	
UK Postcode	W1U 7LU
Country	United Kingdom
Nationality	British
Business occupation	Company Director

Blueprint OneWorld

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title	Mr
Date of birth (Day Month Year)	11 12 1954
Forename(s)	Philip Edward
Surname	Yea
Address	Savile House, 18 Berkeley Street
Post town	London
County / Region	England
UK Postcode	W1J 8EB
Country	United Kingdom
Nationality	British
Business occupation	Director

* Voluntary details.

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title	
Date of birth (Day Month Year)	
Forename(s)	
Surname	
Address	
Post town	
County / Region	
UK Postcode	
Country	
Nationality	
Business occupation	

Blueprint OneWorld

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
See attached schedules		
Totals		

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

	on paper	in another format
There were no changes in the period	☐	
A list of changes is enclosed	☐	✔
A full list of shareholders is enclosed	☐	✔

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] Date 17/05/2004

† ~~a director~~ / secretary

† Please delete as appropriate.

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes 3 continuation sheets. *(enter number)*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Kenny Melville, Company Secretarial Manager, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5410 (Fax : 0131 243 5516)

DX number DX exchange

Blueprint OneWorld

Issued share capital
Schedule to form 363a

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Currency Euro

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
PREFERENCE	0	€0.00
Totals	0	0.00

Blueprint OneWorld

Issued share capital
Schedule to form 363a

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Currency Pounds Sterling

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
6.125% PREFERENCE	0	£0.00
7.754% NON-CUM PERPETUAL PREFS CLASS B	0	£0.00
8.117% NON-CUM PERPETUAL PREFS CLASS A	0	£0.00
9.25% PREFERENCE	300,000,000	£300,000,000.00
9.75% PREFERENCE	100,000,000	£100,000,000.00
ORDINARY	3,857,502,132	£964,375,533.00
PREFERENCE	0	£0.00
Totals	4,257,502,132	1,364,375,533.00

Blueprint OneWorld

Issued share capital Schedule to form 363a

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Currency US Dollar

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
Preference	0	US$0.00
Totals	0	0.00

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	05	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	73,070	944	15,310
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	668.0p	654.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	05	2004			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	4,185	3,000	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	712.5p	734.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 93,509
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: William David Brown	Class of shares allotted: Ordinary	Number allotted: 3,000
Address: 118 Bailielands Linlithgow West Lothian		
UK postcode: EH49 7TF		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______ Date 11/5/4

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel. 0131 243 5486

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	05	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,955	164	2,600
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	410.0p	537.0p	562.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	05	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,162	779	16,363
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	597.5p	574.0p	680.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	05	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,060	5,080	916
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	668.0p	654.0p	712.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 24,127
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: Halifax Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 372
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: See Schedule 1 attached	Class of shares allotted: Ordinary	Number allotted: 6,411
Address:		
UK postcode:		
Name: See Schedule 2 attached	Class of shares allotted: Ordinary	Number allotted: 4,169
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 4

Signed [signature] Date 11/5/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

Halifax Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 5th May 2004

Miss Sarah Louise Rani Bhanot 257 Black Bull Lane Fulwood PRESTON PR2 9YD	2567
Mr David Thomas Clancy 113 Queens Walk RUISLIP Middx HA4 0NW	2831
Mrs Nicola Ann Roche 15 Tattershall Drive HEMEL HEMPSTEAD Herts HP2 7QE	849
Mrs Jean McDonald Smith 13 Brodiach Court WESTHILL Aberdeenshire AB32 6QY	164
4 records	**6411**

HBOS Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 5th May 2004

Mr Scott Ayres 5 Vevers Road REIGATE Surrey RH2 7NU	174
Mr Michael Banks Barratt 193 Saughall Road Blacon CHESTER CH1 5HG	257
Mr James Boags 47 Caiyside EDINBURGH EH10 7HW	447
Mr Rodney Crerand 179 Hollows Avenue Fox Bar PAISLEY Renfrewshire PA2 0RD	77
Mrs Lilian Jenkins 4 Cherry Tree Place CURRIE Midlothian EH14 5AS	261
Mr Stephen James Lloyd 24 York Road SOUTH CROYDON Surrey CR2 8NQ	217

Mr Quintin S Macfarlane
9 Stuart Road
BISHOPTON
Renfrewshire PA7 5BX 422

Miss Shein Mithani
7 Hengrove Court
BEXLEY
Kent DA5 3LP 217

Miss Carly Louise Padfield
12 Meadow Court
Moor Lane
STAINES
Middx TW18 4YT 106

Mr Sarmjit Singh
9 Yale Road
Bilston
Wolverhampton
WILLENHALL WV13 2JR 576

Mrs Jean McDonald Smith
13 Brodiach Court
WESTHILL
Aberdeenshire AB32 6QY 187

Mr Jeremy Ross Stevenson
23A Little Hampden Close
Wendover
AYLESBURY
Bucks HP22 6EH 427

Mrs Tracey Denise Trott
27 Witheygate Avenue
STAINES
Middx TW18 2RA 310

Mrs Sandra Warburton
4 Cosswood Avenue
BALERNO
Midlothian EH14 7HT

491

14 records **4169**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	05	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	731.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Ian Campbell Garden	Ordinary	3,000
Address 2/6 Rocheid Park Edinburgh		
UK postcode EH4 1RP		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ Date 11/5/4

A ~~director~~ / secretary / administrator / ~~administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

co form

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	05	2004			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	23,000	14,793	433
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	731.0p	680.0p	654.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 15,266
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: James Boags	Class of shares allotted: Ordinary	Number allotted: 23,000
Address: 47 Caiyside, Edinburgh		
UK postcode: EH10 7HW		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 11/5/4

A ~~director~~ DEPUTY / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	05	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,751	1,949	891
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	712.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 8,591
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11/5/4

A ~~director~~ / Deputy Secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel. 0131 243 5486
DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	11	05	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,018	996	3,243
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	11	05	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,098		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	712.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HDSL Nominees Limited	Ordinary	5,039
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: See schedule attached	Ordinary	5,316
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 11/5/4

A ~~director~~ DEPUTY / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Certificated

Title	Forenames	Surname	Add1	Add2	Add3	Add4	NINO	Location	Grant Date	Grant Price	Share Date	Exercised Shares	Exercised Date	Exercise Value
Mrs	Lynda Elizabeth	Roe	20 Glebe Close	Hemel Hempstead	HP3 9PA		YR134498A	HFX	21/02/2001	6.8	11/05/2004	400	11/05/2004	£ 2,720.00
Mrs	Lynda Elizabeth	Roe	20 Glebe Close	Hemel Hempstead	HP3 9PA		YR134498A	HFX	21/03/2003	6.54	11/05/2004	428	11/05/2004	£ 2,799.12
Mr	David Henry	Wangerin	6 Burleigh Castle Steadings	Milnathort	Kinross	KY13 9GG	NY295974B	HFX	15/04/2002	7.512	11/05/2004	996	11/05/2004	£ 7,481.95
Mr	David Henry	Wangerin	6 Burleigh Castle Steadings	Milnathort	Kinross	KY13 9GG	NY295974B	HFX	21/03/2003	6.54	11/05/2004	1184	11/05/2004	£ 7,743.36
Mr	David Henry	Wangerin	6 Burleigh Castle Steadings	Milnathort	Kinross	KY13 9GG	NY295974B	HFX	16/03/2004	7.125	11/05/2004	1098	11/05/2004	£ 7,823.25
Mrs	Sandra	Warburton	4 Crosswood Avenue	Balerno	EH14 7HT		WL302473C	HFX	21/03/2003	6.54	11/05/2004	1210	11/05/2004	£ 7,913.40
												5316		

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	05	2004			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	4,524	816	4,634
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	410.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	05	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,097	936	441
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	562.0p	597.5p	574.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	6,379
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Halifax Nominees Limited	Ordinary	678
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: See Schedule 1 attached	Ordinary	3,595
Address:		
UK postcode:		
Name: See Schedule 2 attached	Ordinary	2,796
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form 3

Signed [signature] Date 12/5/4

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

Halifax Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 12th May 2004

Mrs Heather Margaret Rochford 3 Shotton Hall Shotton Lane Harmer Hill SHREWSBURY SY4 3DN	831
Mr Robin Bryan 65 Cherry Tree Lane HALESOWEN West Midlands B63 1DU	**2764**
2 records	**3595**

HBOS Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 12th May 2004

Mrs Lynn Clinton
19 Governors Road
Onchan
Douglas
ISLE OF MAN
IM3 1AY 229

Miss Veronica Mary Anne Condon
45 Lion Bank Kirkintilloch
GLASGOW
G66 1PH 275

Miss Anita Jane Hazzard
42 Holmer Crescent
Up Hatherley
CHELTENHAM
Glos GL51 3LR 101

Mrs Rosalind Christina Lowdon
39 Woodlands Crescent
ELGIN
Morayshire IV30 4LY 651

Mrs Pauline Anita Lunney
1 Reedham Close
Bricket Wood
ST ALBANS
Herts AL2 3QT 217

Mrs Nicola Ann Roche

15 Tattershall Drive
HEMEL HEMPSTEAD
Herts HP2 7QE 26

Mrs Heather Margaret Rochford
3 Shotton Hall
Shotton Lane
Harmer Hill
SHREWSBURY
SY4 3DN 359

Mrs Julie Ann Webb
41 Ringway Road
Park St
ST ALBANS
Herts AL2 2RE 209

Mrs Margaret Wright G Whyte
23 Clarebank Crescent
EDINBURGH
EH6 7NL 585

Mrs Alexandra Mary Wright
45 Edmonstone Terrace
Danderhall
DALKEITH
Midlothian EH22 1QN 144

10 records **2796**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	05	2004			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	7,870	687	7,774
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	218.93p	428.27p	459.47p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 13 Month 05 Year 2004	Day Month Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,854	1,341	4,039
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	472.53p	654.0p	680.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSDL Nominees Limited	Class of shares allotted Ordinary	Number allotted 23,484
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name Mr Alan Charles Forbes Comack	Class of shares allotted Ordinary	Number allotted 1,081
Address 75 Perry Hall Road Orpington Kent		
UK postcode BR6 0HR		
Name Mrs Helen Louise Wizard	Class of shares allotted Ordinary	Number allotted 1,000
Address 34 Milton Road Aylesbury Buckinghamshire		
UK postcode HP21 3LZ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 13/5/4

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOs plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	05	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,512	622	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	668.0p	680.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 2,134
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 18/5/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	17 05 2004	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,921	900	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	654.0p	680.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSDL Nominees Limited	Class of shares allotted Ordinary	Number allotted 2,821
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 18/5/4

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	
	Nicola Moodie, Company Secretarial Assistant
	HBOS plc, The Mound, Edinburgh, EH1 1YZ
	Tel 0131 243 5486
	DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	05	2004			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	31,577	1,657	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	£7.03	£6.80	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Robert Alexander Munro	Ordinary	31,577
Address: Plumley House 122 Bradbourne Road Sevenoaks KENT		
UK postcode: TN13 3QP		
Name: HSDL Nominees Limited	Ordinary	1,657
Address: Trinity Road HALIFAX West Yorkshire		
UK postcode: HX1 2RG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 18/5/4

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Susan Paton, Company Secretary's Department,
HBOS plc, The Mound, Edinburgh, EH1 1 YZ
Tel 0131 243 8671
DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19	05	2004			

Class of shares (*ordinary or preference etc*)	ordinary	ordinary	ordinary
Number allotted	1,661	231	243
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.80	£6.54	£5.7779

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 19 Month 05 Year 2004	Day Month Year

Class of shares (*ordinary or preference etc*)	ordinary	ordinary	ordinary
Number allotted	264	1,621	920
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£5.370	£4.100	£5.62

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19	05	2004			

Class of shares *(ordinary or preference etc)*	ordinary	ordinary	
Number allotted	288	434	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£5.975	£5.74	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: ordinary	Number allotted: 1,892
Address: Trinity Road, Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: Halifax Nominees Limited	Class of shares allotted: ordinary	Number allotted: 626
Address: Trinity Road, Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: See separate schedule (1)	Class of shares allotted: ordinary	Number allotted: 1,523
Address:		
UK postcode:		
Name: See separate schedule (2)	Class of shares allotted: ordinary	Number allotted: 1,621
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 2

Signed [signature] Date 18/5/4

~~A director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Susan Paton, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 8671
DX number DX exchange

(1)

HBOS Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 19th May 2004

Mrs Penelope Anne Aitken Vine Cottage Addington BUCKINGHAM MK18 2JR	**1089**
Mr Nicholas Lund-Conlon Flat 1 57-58 Brunswick Road HOVE East Sussex BN3 1DH	**217**
Mrs Lynda Elizabeth Roe 20 Glebe Close HEMEL HEMPSTEAD Herts HP3 9PA	**217**
	1523

(2)

Halifax Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 19th May 2004

Mr David Dominique Bourcy 59E B 6600 BASTOGNE BELGIUM	**1621**
	1621

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	05	2004			

Class of shares (*ordinary or preference etc*)	ordinary	ordinary	ordinary
Number allotted	8,000	285	298
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£7.24	£6.80	£2.1893

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	05	2004			

Class of shares (*ordinary or preference etc*)	ordinary	ordinary	ordinary
Number allotted	3,106	5,271	2,965
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (*including any share premium*)	£4.2827	£4.5947	£5.70

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 20 Month 05 Year 2004	Day Month Year

Class of shares (ordinary or preference etc)	ordinary		
Number allotted	2,544		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	£4.7253		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	ordinary	5,837
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Mark Christopher Watkins	ordinary	8,000
Address: 18a Great Stuart Street, EDINBURGH		
UK postcode: EH3 7NT		
Name: See attached Sheet	ordinary	8,632
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 25/5/4

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Susan Paton, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 2438671
DX number DX exchange

coform

BOS Numbe	Title	Forenames	Surname	NI no.	Address				219	428.27	459.47	570	472.53	Total Units
905679	Mrs	Janette Nisbet	Wood	ZY389601	22/9 Parkgrove Road		EDINBURGH	EH4 7RR	0	487	653	303	0	**1443**
905807	Miss	Veronica Mary Anne	Condon	WL091984	45 Lion Bank	Lions Gate	KIRKINTILLOCH	G66 1PH	0	0	0	404	0	**404**
904752	Mrs	Lilian	Jenkins	YK350749	4 Cherry Tree Place	Currie	MIDLOTHIAN	EH14 5AS	0	1629	821	374	0	**2824**
910420	Mrs	Jennifer Catherine	Brennan	NY511658	Chestnut House	School Road	HEMINGBOROUGH	YO8 6QS	0	352	272	223	358	**1205**
910810	Mr	David	Moxon	NB089812	32 Redhill Close Bassett	Southampton	HANTS	SO16 7BT	0	0	0	497	457	**954**
915750	Mr	Philip James	Han	NA263056	124 Mather Avenue	Allerton	LIVERPOOL	L18 7HB	0	0	0	1164	0	**1164**
907782	Mrs	Anne Mclaren	Thomson	YA926925	45 Brunstane Crescent		EDINBURGH	EH15 2NV	0	420	0	0	0	**420**
906495	Mrs	Isabelle Clare	Green	YB839677	Dunbeth Mansions	28 E Weir Street	COATBRIDGE	ML5 3EU	0	218	0	0	0	**218**
										3106	1746	2965	815	**8632**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	05	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	32,417,058		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	726.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Halifax Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 1,376,877
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: See enclosed cds	Class of shares allotted: Ordinary	Number allotted: 31,040,181
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of ~~continuation sheets~~ cds (if any) attached to this form: 2

Signed [signature] Date 25/5/4

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel. 0131 243 5486

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	05	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	544	366	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 910
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 25/5/4

A ~~director~~ / Deputy Secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	05	2004			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	3,677	1,842	13,500
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	718.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 5,519
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: James Fisher	Class of shares allotted: Ordinary	Number allotted: 13,500
Address: "Roselea", 3 Claddens Wynd, Lenzie, Glasgow		
UK postcode: G66 5NZ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25/5/4

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From	To
Day	25	
Month	05	
Year	2004	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,443	1,389	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 2,832
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 26/5/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	26	05	2004			

Class of shares *(ordinary or preference etc)*	ordinary	ordinary	ordinary
Number allotted	3,117	1,826	1,253
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.80	£6.54	£5.7879

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	26	05	2004			

Class of shares *(ordinary or preference etc)*	ordinary	ordinary	ordinary
Number allotted	1,117	1,843	489
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£5.37	£5.62	£5.975

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

co form

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	26	05	2004			

Class of shares *(ordinary or preference etc)*	ordinary		
Number allotted	34		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£5.74		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK postcode: HX1 2RG	ordinary	3,957
Name: Halifax Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK postcode: HX1 2RG	ordinary	1,253
Name: Jane Olga Harper Address: 40 Daleside, Greetland, Halifax UK postcode: HX4 8QD	ordinary	986
Name: see attached Address: UK postcode:	ordinary	3,483

Please enter the number of continuation sheets (if any) attached to this form: 2

Signed [signature] **Date** 26/5/4

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Susan Paton, Company Secretey's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 8671
DX number DX exchange

coform

HBOS Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 26th May 2004

Mr David John Corlett 2 Congreve Approach Bardsey LEEDS LS17 9BN	**432**
Mrs Hazel McNaughton Hamilton 16 Muirton AVIEMORE Invernessshire PH22 1SF	**197**
Miss Elaine Monteith 99 Harrington Road LONDON SE25 4NP	**402**
Mr Angus Naismith 12 Whitford Drive Shelly Farm SOLIHULL West Midlands B90 4YG	**1335**
4 records	**2366**

Halifax Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 26h May 2004

Mr David John Corlett 2 Congreve Approach Bardsey LEEDS LS17 9BN	**1117**
1 record	**1117**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	05	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	8,368	3,317	299
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	712.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 11,984
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 27/5/4

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ (DEPUTY)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	05	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,813	1,000	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited Address: Trinity Road Halifax West Yorkshire UK postcode: HX1 2RG	Ordinary	3,813
Name: Address: UK postcode:		
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 28/5/4

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel. 0131 243 5486
DX number DX exchange

coform